6/30


05009387

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Apollo Hospitals Enterprise Limited

*CURRENT ADDRESS Ali Towers, III Floor
55 Greams Road, Chennai 600 006
India

**FORMER NAME


PROCESSED
JUN 05 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34893   FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐   AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐   SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 7/1/05

82-34893

Apollo Hospitals

ARLS
3-31-04



Pioneering Change

Annual Report 2003-2004



Mission

Our mission is to bring healthcare of international standards within the reach of every individual. We are committed to the achievement and maintenance of excellence in education, research and healthcare for the benefit of humanity.



Theme

Engendering hope. Dispelling darkness. Touching lives. Striving to keep the torch of innovation burning. It's what change masters do. it's what pioneers do. It's what trailblazers, trendsetters and first-timers revel in. Boldly going where no one has gone before. As the first institution to have brought truly international medical facilities to India, with several other firsts in the field, we are proud to be in the company of such forerunners. The Apollo Annual Report 2004 is a tribute to them. And the people who have made us what we are today.

Contents

Board of Directors

Executive Chairman	Dr. Prathap C Reddy
Managing Director	Smt. Preetha Reddy
Director-Finance	Smt. Suneeta Reddy
Director - Operations	Smt. Sangita Reddy
Directors	Shri. P. Obul Reddy
	Shri. T.M. Joseph
	Shri. Rajkumar Menon
	Shri. Rafeeque Ahamed
	Shri. N. Vaghul
	Shri. Anil Thadani
	Shri. Deepak Vaidya
	Shri. T.K. Balaji
	Shri. Habibullah Badsha
	Shri. Sanjay K Sehgal, (Alternate Director to Shri. Anil Thadani)
	Shri. M. Chittaranjan Kumar, IDBI-Nominee.
Chief Financial Officer & Company Secretary	Shri. S.K. Venkataraman
President	Shri. K. Padmanabhan
Chief Executive Officer	Shri. George Eapen

Corporate Information

Auditors	M/s S. Viswanathan, Chartered Accountants, Chennai
Bankers	Indian Overseas Bank. Andhra Bank. Canara Bank. Indian Bank. State Bank of Travancore. Citibank. IDBI Bank. HDFC Bank. ICICI Bank. UTI Bank. Oriental Bank of Commerce. Standard Chartered Bank
Financial Institutions	HDFC. IDFC. IDBI. UTI
Registered Office	# 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028
Administrative Office	'Ali Towers', # 55, Greams Road, Chennai - 600 006 E-mail: ahel@vsnl.com. apolloshares@vsnl.net Website: www.apollohospitals.com
Apollo Hospitals	
Chennai	# 21 & 24, Greams Lane, Off Greams Road, Chennai - 600 006 # 320, Anna Salai, Nandanam, Chennai - 600 035 # 646, T.H. Road, Tondiarpet, Chennai - 600 081 # 154, Poonamallee High Road, Chennai - 600 010
Madurai	Lake View Road, KK Nagar, Madurai - 625 020
Aragonda	Aragonda, Chittoor District, Andhra Pradesh
Hyderabad	Jubilee Hills, Hyderabad - 500 033 # 3-5-871/4/1 Hyderguda, Hyderabad - 500 029 Plot No. 90, P&T Colony, Vikrampuri, Secundrabad - 500 003 # 3-6-96/1, Skylane Theatre Lane Basheerbagh, Hyderabad - 500 029
Vishakapatnam	# 10-50-80 Waltair Main Road, Vishakapatnam - 530 002
Ahmedabad	Plot No. 1A, GIDC Estate, Bhat Village, Gandhi Nagar, Gujarat - 382 428
Bilaspur	Lingiyadi Village, Bilaspur - 495 001, Chattisgarh
Kolkata	Apollo Gleneagles Hospital, 58 Canal Circular Road, Kolkata
New Delhi	Sarita Vihar, Delhi Mathura Road, New Delhi - 110 044
Colombo	# 578 Elvitigala Mawatha, Colombo - 5, Sri Lanka
Life Style Centers	# 105, GN Chetty Road, T Nagar, Chennai - 600 017 # T-95, 3rd Avenue, Anna Nagar, Chennai - 600 040 City Centre, # 445, Mint Street, Chennai - 600 079 Apollo Dental Clinic, # 56, Greams Road, Chennai - 600 006 # 12, Prithvi Avenue, Alwarpet, Chennai - 600 018 Apollo Gleneagles Clinic, 48/1F, Leela Roy Sarani, Ghariahat, Kolkata - 700 019

Notice to the Shareholders

Notice is hereby given that the TWENTY THIRD ANNUAL GENERAL MEETING of the Company will be held on Tuesday, the 14th day of September 2004 at 10.00 a.m. at Kamaraj Arangam, No. 574-A Mount Road, Teynampet, Chennai - 600 018 to transact the following business :

ORDINARY BUSINESS:

1. To receive, consider and adopt the Audited Profit and Loss Account for the year ended 31st March 2004 and the Balance Sheet as at that date, the Directors' and Auditors' Report thereon.
2. To declare a dividend on Equity Shares.
3. To appoint a Director in the place of Shri. P. Obul Reddy, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint a Director in the place of Shri. Rafeeque Ahamed, who retires by rotation and being eligible, offers himself for re-appointment.
5. To appoint a Director in the place of Shri. N. Vaghul, who retires by rotation and being eligible, offers himself for re-appointment.
6. To appoint a Director in the place of Shri. T.K. Balaji, who retires by rotation and being eligible, offers himself for re-appointment.
7. To appoint Auditors for the current year and fix their remuneration, M/s. S.Viswanathan, Chartered Accountants, Chennai retire and are eligible for re-appointment.

By order of the Board

For **APOLLO HOSPITALS ENTERPRISE LIMITED**

S.K. Venkataraman
Chief Financial Officer &
Company Secretary

Place : Chennai
Date : 25th June, 2004.

Notes

1. **A member entitled to attend and vote at this Annual General Meeting may appoint a proxy to attend and vote on his/her behalf. A proxy need not be a member of the Company. The instrument appointing the proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power or authority shall be deposited at the Secretarial Department, Ali Towers, No. 55 Greams Road, Chennai - 600 006 not later than 48 hours before the commencement of the meeting.**
2. The Register of Members and Share Transfer Books will remain closed from **1st September 2004 to 14th September 2004** (both days inclusive).
3. Dividend upon its declaration at the meeting will be paid to those members whose names are appearing in the Register of Members of the Company as on 14th September 2004. In respect of shares held in electronic form, the dividend will be payable on the basis of beneficial ownership as per details furnished by NSDL/CDSL for this purpose.
4. Members desiring any information as regards the accounts are requested to write to the Company at least seven days before the meeting so as to enable the management to keep the information ready.
5. The Company has already transferred all unclaimed dividend declared upto 31st March 1994 to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978. Those Shareholders who have so far not claimed or collected their dividend up to the aforesaid financial year may claim their dividend from the Registrar of Companies, Tamil Nadu, Shastri Bhavan, Haddows Road, Chennai - 600 006.
6. Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, as amended, the Company has transferred all unclaimed dividend for the financial year ended 31st March 1995 and 31st March 1996 to the Investor Education and Protection Fund (IEP Fund) established by Central Government pursuant to Section 205 C of the Companies Act, 1956. It may also be noted that once the unclaimed dividend is transferred to the IEP Fund, no claim shall lie in respect thereof.
7. Pursuant to the provisions of Section 205A (5) of the Companies Act, 1956, as amended, dividend for the financial year ended 31st March 1997 and thereafter, which remain unpaid or unclaimed for a period of 7 years will be transferred to the Investor Education and Protection Fund (IEP Fund) of the Central Government. Shareholders who have not encashed the dividend warrant(s) so far for the financial year ended 31st March 1997 or subsequent financial years are requested to make their claim to the Secretarial Department, Ali Towers, III Floor, No. 55, Greams Road, Chennai - 600 006. It may also be noted that once the unclaimed dividend is transferred to the IEP Fund as above, no claim shall lie in respect thereof.

Information in respect of such unclaimed dividend when due for transfer to the IEP Fund is given below :-

Financial Year Ended	Date of Declaration of Dividend	Last date for claiming unpaid dividend
31.03.1997	15.09.1997	02.11.2004
31.03.1998	10.09.1998	28.10.2005
31.03.1999	10.09.1999	28.10.2006
31.03.2000 (Interim)	01.05.2000	18.06.2007
31.03.2000 (Final)	20.09.2000	07.11.2007
31.03.2001	17.09.2001	23.10.2008
31.03.2002	19.09.2002	27.10.2009
31.03.2003	22.08.2003	28.09.2010

8. Members holding shares in physical form are requested to intimate the following directly to the Company's Registrar and Transfer Agents, M/s. Integrated Enterprises (I) Limited, Kences Towers, II Floor, No. 1 Ramakrishna Street, North Usman Road, T. Nagar, Chennai - 600 017.
   a) Bank Mandate with full particulars for remittance of dividend directly into their bank accounts, if declared at the meeting.
   b) Changes, if any, in their address at an early date.
   c) Apply for consolidation of folios, if shareholdings are under multiple folios.
   d) Quote ledger folio numbers in all their correspondence.
   e) Send their share certificates for consolidation.
   f) Request for nomination forms for making nominations as per amended provisions of the Companies Act, 1956.

   Members holding shares in dematerialized (electronic form) are requested to intimate the aforesaid changes directly to their Depository Participants concerned.

9. Electronic Clearing Service (ECS) Facility :

   With respect to payment of dividend, the Company provides the facility of ECS to shareholders residing at the following cities:

   Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna and Thiruvananthapuram.

   Shareholders holding shares in the physical form who now wish to avail ECS facility, are requested to forward their ECS mandate in the prescribed form to Company's Registrar and Share Transfer Agent, Integrated Enterprises (I) Limited.

By order of the Board
For **APOLLO HOSPITALS ENTERPRISE LIMITED**

S.K. Venkataraman
Chief Financial Officer &
Company Secretary

Place : Chennai
Date : 25th June, 2004.

Pursuant to Clause 49 of the Listing Agreement with Stock Exchanges following information is furnished about the Directors proposed to be re-appointed.

SHRI. P. OBUL REDDY

Shri. P. Obul Reddy was first appointed on the Board during the year 1979. He is a well-known industrialist and is currently the Managing Director of Indo National Limited, manufacturers of famous 'Nippo' Batteries having technical and financial collaboration with M/s. Matsushita Electric Industrial Co Ltd., Japan.

Besides his interests in industry, he is also deeply committed to contribution to society as described below, which dimension of his personality is relatively unpublicized.

He was the President of Hindustan Chamber of Commerce and the Cosmopolitan Club, and also is the Honorary Chairman of the Madras Telugu Academy. He is a trustee of the Music Academy and Life Trustee of Andhra Mahila Sabha. A well known philanthropist, Shri. P. Obul Reddy established:

(i) A Charitable Hospital at Tada and handed it over to the Government of Andhra Pradesh to serve the poor and needy.

(ii) A public school at Jubilee Hills, Hyderabad, currently run by Andhra Mahila Sabha, Hyderabad.

(iii) Senior Citizens Home in Andhra Mahila Sabha Premises, Chennai.

He is actively involved in several other cultural and religious activities.

Shri. P. Obul Reddy holds directorships/committee memberships in the following public companies in addition to his directorship in Apollo Hospitals Enterprise Limited.

Sl. No.	Name of the Company	Position
1.	Indo Matsushita Carbon Co Limited	Chairman
2.	Indo Matsushita Appliances Co Limited	Chairman
3.	Indo National Limited	Managing Director

Sl. No.	Name of the Company	Committee	Position
1.	Indo Matsushita Carbon Co Ltd	Investors Grievance Committee	Chairman
2.	Indo National Limited	Investors Grievance Committee	Member
3.	Indo Matsushita Appliances Co Ltd	Remuneration Committee	Member

SHRI. RAFEEQUE AHAMED

Shri. Rafeeque Ahamed was first appointed on the Board during the year 1979. He holds a Bachelor's degree and is an industrialist and is the Chairman of Farida Group of Companies. He has been elected as the Chairman of Federation of Indian Export Organisation (FIEO) during this year

He chairs the:

(i) Southern Region of Federation of Indian Export Organisations

(ii) Footwear Panel of Council for Leather Exports

He is the Vice-President of All India Skins & Hides Tanners & Merchants Association.

He is the Director of Indian Institute of Leather Products and a member of following Organisations / Committees.

(i) Small Scale of Industries Board, New Delhi

(ii) Central Footwear Training Institute, Chennai

(iii) Associated Chambers of Commerce & Industry of India and

(iv) National Leather Development Programme

Shri. Rafeeque Ahamed holds directorships/committee memberships in the following public companies in addition to his directorship in Apollo Hospitals Enterprise Limited.

Sl.No.	Name of the Company	Position
1.	Ambur Tannery Effluent Treatment Co. Ltd	Director

SHRI. N. VAGHUL

Shri. N. Vaghul, is currently Chairman of the Board of ICICI Bank Limited which is the second largest bank in India at present. Shri. N. Vaghul, joined ICICI in 1985 as Chairman and CEO and relinquished his position as CEO in 1996. During his eleven year tenure as CEO, ICICI came to be transformed from a small size long term credit bank to a large diversified financial conglomerate. He was instrumental in starting the Investment bank, Commercial bank, Venture Capital Company and Asset Management Company, as part of the ICICI group. He was also responsible for the promotion of India's first credit rating Company (CRISIL), which has since emerged as a market leader in the Region. In recognition of his pioneering efforts he was selected as the "Business Man of the Year" in 1992, by "Business India" a leading Business Magazine.

Since 1998, Shri. N. Vaghul has been a visiting professor in the Stern Business School of New York University teaching a regular 3 credit course titled "Emerging Economies" to the MBA students during the fall semester. This course has been quite popular with the students and has received a very high rating in the student evaluation.

Shri. N. Vaghul is also connected intimately with education. He is the Chairman of IFMR (a business school based in Chennai). He is also the Chairman of the Public Trust known as Pratham, a highly successful and well regarded NGO, which has as its goal, universalization of primary education throughout the country.

Shri. N. Vaghul has been closely associated with the policy formulation at the national level. He was the Chairman of several committees and task forces constituted by the Government and the Reserve Bank of India. He also served for a while as the Chairman of Foreign Investment Advisory Board constituted by the Government. Shri. N. Vaghul has handled several assignments for Asian Development Bank, International Finance Corporation and the World Bank.

Shri. N. Vaghul has delivered numerous speeches and has written several articles, concerning finance, management and Human Resource Development.

Shri. N. Vaghul graduated from the Madras University in 1956, and joined State Bank of India, the largest commercial bank in India in 1957 as a career banker. He occupied various positions in that Bank before joining the Board of the Central Bank of India, the second largest commercial bank in 1978. He became Chairman of Bank of India, an equally large commercial bank in 1981 and had the distinction of being appointed as the youngest ever Chairman in a State-owned bank.

Shri. N. Vaghul holds directorships/committee memberships in the following public companies in addition to his directorship in Apollo Hospitals Enterprise Limited.

Sl.No.	Name of the Company	Position
1.	ICICI Bank Limited	Chairman
2.	Mahindra Industrial Park Limited	Chairman
3.	Himatsingka Seide Limited	Chairman
4.	Asset Reconstruction Company India Ltd	Chairman
5.	Mahindra & Mahindra Limited	Director
6.	Wipro Limited	Director
7.	Nicholas Piramal India Limited	Director
8.	Air India Limited	Director

Sl.No.	Name of the Company	Committee	Position
1.	Wipro Limited	Audit Committee Compensation Committee	Chairman Chairman
2.	Mahindra & Mahindra Limited	Compensation Committee	Chairman
3.	Nicholas Piramal India Limited	Compensation Committee	Chairman
4.	ICICI Bank Limited	Board Governance & Remuneration Committee	Chairman
5.	Mahindra Industrial Park Limited	Audit Committee Compensation Committee	Member Member
6.	Air India Limited	Audit Committee	Member

SHRI. T.K. BALAJI

Shri.T.K. Balaji is the Chief Executive & Managing Director of Lucas-TVS Ltd since 1979. He holds a Bachelor Degree in Engineering from Madras University where he secured first rank and is also a gold medalist alumni of Indian Institute of Management, Ahmedabad.

Shri. T.K. Balaji was the President of Automotive Component Manufacturers Association of India and is a Member of CII National Council. He is a Member of the Development Council for Automobiles & Allied Industries, Government of India.

In 1995, Shri. T.K. Balaji was conferred a special award, by the FIE Foundation of Maharashtra, for his contribution to the auto component industry in his capacity as the Chief Executive of Lucas-TVS.

Shri. T.K. Balaji holds directorships/committee memberships in the following public companies in addition to his directorship in Apollo Hospitals Enterprise Limited.

Sl.No.	Name of the Company	Position
1.	India Nippon Electricals Limited	Chairman
2.	Lucas TVS Limited	Chief Executive and Managing Director
3.	Delphi - TVS Diesel Systems Limited	Managing Director
4.	TVS Motor Company Limited	Director
5.	Lucas Indian Service Limited	Director
6.	TVS Electronics Limited	Director
7.	Sundaram Clayton Limited	Director
8.	TV Sundaram Iyengar & Sons Limited	Director
9.	Titan Industries Limited	Director
10.	TVS Lean Logistics Limited	Director

Sl.No.	Name of the Company	Committee	Position
1.	TVS Electronics Limited	Investors Grievance Committee	Member
2.	Sundaram Clayton Limited	Audit Committee Investors Grievance Committee	Chairman Member
3.	TVS Motor Company Limited	Audit Committee	Member
4.	Titan Industries Limited	Remuneration Committee Audit Committee	Chairman Member

Chairman's Message

Dear Members,

We stand today at the threshold of a very exciting period in the history of independent India.

All around us, we see evidence of change, the way we live, the way we work, the way we look at the world and the way the world looks at us. We are more confident, more enterprising and more sure of our place in the world. It's a brave new India and Apollo is all set to be one of the pioneers of this transformation as the brand leader in Corporate Health Care in the country.

Very few institutions can honestly claim to have been the harbinger of these changes. But the signs were there for all to see when Apollo was started two decades ago with a stated mission of bringing world-class healthcare to India. Any company that is in a leadership position and intending to stay there has to constantly evolve. It has to be ready and prepared to learn on the fly, by forecasting needs and catering to it in the most professional manner. And while it is not always possible to preempt change, it is possible to respond in the most proactive manner. Apollo has been largely successful in doing just that.

A firm believer in the power of modern technology, Apollo has never second-guessed its efficacy in the process of providing quality healthcare. Which is why we have always been at the forefront of adopting the latest technology. A case in point is Positron Emission Tomography, also known as PET Imaging which has a greater level of accuracy in detecting cancer. Apollo is one of the few institutions in the world to offer this facility.

Another initiative that illustrates Apollo's use of technology to heal is Telemedicine. By using modern telecommunication technology, Apollo puts patients in faraway places in touch with Apollo's team of medical consultants. Thereby enabling patients from practically anywhere to benefit from the wealth of medical experience that Apollo has to offer.

We are deeply aware that in a service dominated industry like ours, knowledge, skill and attitude levels of the human resource is the only long-term source of competitive advantage. Our investments over the years in medical education including colleges of nursing, physiotherapy and hospital administration have ensured a constant supply of quality manpower into the system to ensure world-class service delivery and provide the necessary "High Touch" in a "High Tech" enterprise.

With the adoption of latest technologies, techniques and world-class medical expertise, Apollo offers healthcare comparable with the finest in the world with outcomes that are at par with the best. Apollo is fast becoming a name to contend with in the Global Healthcare scenario and is equipping itself to handle more and more international patients.

At Apollo we have always placed great emphasis on the fulfillment of our role as a responsible corporate citizen, who understands the growing needs and concerns of the society. Apollo has initiated and supported many social causes. A recent venture has been SACH (Save a Child's Heart) a voluntary institution dedicated to the treatment of children with cardiac ailments from the economically weaker sections of society. Another initiative has been the setting up of the Apollo Cancer Support Group (ACSG) along with a 24-hour Cancer Helpline. These are but some of the many activities that fill us with a sense of unparalleled satisfaction.

Any successful organization is driven by the integral need to grow and expand its presence. Last year saw Apollo start its operations in Ahmedabad and Calcutta. On the anvil are ventures in overseas locations including Dhaka, Kuala Lumpur, Yemen and Kuwait.

Apollo is not just a hospital group. With interests spread across a large part of the healthcare space, Apollo's vision is to be a holistic Integrated Healthcare Management Enterprise. Having invested in every link of the Healthcare value-chain, Apollo is committed to excellence and continued innovation.

Dr. Prathap C Reddy

Corporate Highlights

As any successful enterprise, Apollo has many proud achievements to its credit. Accolades, distinctions and healthy numbers - they all stand testament to the drive and the passion of the people behind it all.

Apollo's thirst for excellence ensures that almost every year witnesses a host of new distinctions. These then, are what we see as the highlights of the last year.

- Recognised as a 'Superbrand of India' in the Healthcare sector, for the year 2003
- Rated the "Best Private Sector Hospital" in India by The Week magazine
- Apollo Hospitals Chennai, was adjudged the ' Centre of Excellence'
- Apollo Speciality Hospital, Madurai has been rated as 'The Best hospital' for the 4th consecutive year by the Tamil Nadu Consumer Protection Council
- Rated a "Grade A" hospital by CRISIL
- The Apollo Hospitals Group will introduce **PET-CT** for the first time in India
- Listed on major stock exchanges in India. Most active stock in the healthcare sector
- Over 6400 beds - The largest hospital network in Asia
- First to set up health insurance administration company in India
- **The largest pharmacy chain** in India with 181 pharmacies
- 35% market share in private tertiary care market*
- 14% market share in overall tertiary care Hospital segment*

* Source: ICICI Securities

Corporate Highlights

Overview

APOLLO CLINICS (FRANCHISEES)


8
29
52
2002
2003
2004

APOLLO PHARMACIES (Total - 181)


50
08
123
Hospital based pharmacies
Clinic based pharmacies
Stand alone pharmacies

REVENUES


3767
4485
4998
2002
2003
2004

EBIDTA


823
938
1041
2002
2003
2004

PROFIT AFTER TAX


247.05
274.94
371.48
2002
2003
2004

ROCE


15
17.26
19.74
2002
2003
2004

EARNINGS PER SHARE (INR)


6.22
6.96
9.4
2002
2003
2004

RETURN ON EQUITY (%)


10.67
11.87
15.06
2002
2003
2004

INR million except where stated

Directors' Report

to the Shareholders

Your directors are pleased to present the TWENTY THIRD ANNUAL REPORT along with audited accounts for the financial year ended 31st March 2004.

Financial Highlights (Rs. in Millions)

Particulars	Year ended 31st March 2004	Year ended 31st March 2003
Turnover	4998	4485
Earnings Before Interest, Depreciation & Taxation (EBIDTA)	1041	928
Interest	192	231
Earnings Before Depreciation & Taxation (EBDTA)	849	697
Depreciation	211	230
Profit Before Tax (PBT)	586	433
Taxation - Current	129	86
- Deferred	86	72
Profit After Tax (PAT)	371	275
Profit Available for appropriation	511	571
Dividend	138	119
Tax on Dividend Distribution	18	15
Expenses relating to earlier years	3	14
Income Tax paid relating to earlier years	5	17
Transfer to General Reserves	125	266
Balance carried to Balance Sheet	222	140

Review of Operations :

During the year under review, the total revenue of the Company increased to Rs. 4,998 millions from Rs. 4,485 millions in the previous year - a growth rate of 11%. The operating profit increased by 17% from Rs. 664 million (14.80% of total revenue) in the previous year to Rs. 778 million (15.57% of total revenue). The profit after tax increased to Rs. 371 million (7.4% of total revenue) from Rs. 275 million (6.13% to total revenue).

The Group turnover registered an impressive growth of 16% and the bottom line increased by 45%.

The Apollo Hospitals Group, since its inception, has made it a mission to be at the forefront of every aspect of healthcare. From customer care to adopting new technology, and from medical expertise to social awareness.

Today, it is a leader in almost all activities that it is involved with. And to its credit the Group has never paused to rest on its laurels. Constantly exploring new avenues of growth, and staying one step ahead of competition, Apollo is a true pioneer of change. These are signs of a healthy and proactive enterprise.

And since nothing is ever achieved without people we acknowledge the contributions of our team of doctors, nurses, technicians and management professionals who have made it happen.

We are at a very exciting stage of our group's history and the tremendous growth that we have witnessed over the past 12 months is only a precursor of even better times to come.

Accolades

Superbrand:

Apollo Hospitals recognised as a 'Superbrand of India' in the Healthcare sector, for the year 2003. The brand has been selected out of a national list of 711 brands across 95 categories. Independent Superbrands Council, comprising of India's leading Marketing & Advertising professionals, undertook the selection.

Best Hospital Award:

Apollo Specialty Hospital, Madurai rated as 'The Best Hospital' in Madurai by the National Survey conducted by 'The Week' magazine. It was also selected as 'The Best hospital' for the 4th consecutive year by the Tamil Nadu Consumer Protection Council.

Global Partnerships

Apollo Manages Lab Services of Adan Hospitals, Kuwait

Apollo Hospitals signed an agreement with Adan Hospitals, Kuwait for operational management of Radiology and Laboratory services. Adan Hospital is a 600-bed super specialty hospital owned by the Ministry of Health, Kuwait.

Lending Operating Management Services to Hygeia Nigeria Ltd.

Apollo Hospitals Group signed a pact with Hygeia Nigeria Limited, a leading healthcare group based in Lagos, West Africa in February 2004. Through this partnership Apollo Hospitals will provide operational management services to the hospitals.

Launch of Apollo Gleneagles Hospital

Apollo Gleneagles Hospitals - a joint venture between Apollo Hospitals and The Parkway Group, Singapore, was inaugurated in Kolkata to bring international quality healthcare to Kolkata and neighbouring regions. The hospital built over an area of 3,00,000 sq.ft. (8 acres) with an investment of Rs. 210 crores is a multi-specialty, fully equipped 325-bedded hospital.

Joint Venture at Melvisharam

Apollo Hospitals Group and the KH Group, have joined together to establish the **Apollo KH Hospital** at Melvisharam, Vellore District.

Corporate New Initiatives

New Neighbourhood Clinic in Chennai

A nostalgic milestone in the progression of Apollo Hospitals, a new clinic was inaugurated at R. A. Puram Chennai, the neighborhood in which Dr. Reddy began his career.

The Cradle

The Apollo Hospitals Group is planning to set up boutique birthing centers. 'The Cradle', New Delhi being the first one. This 5-star Nursing Home is a 30-bedded facility. Apollo Hospitals has a stake in the company and plans to enter into region-specific joint ventures to set up several such clinics across the country.

International Patients

The Apollo Hospitals Group has experienced a surge of international patients during the last year. The hospitals have seen a steady growth with over 5000 international patients being treated from Oman, Bangladesh, Srilanka, Africa, Maldives and other South Asian countries during the last financial year alone.

ATNF joins hands with Anna University

Apollo Telemedicine Networking Foundation joined hands with Anna University to launch Asia's first certificate course on Telehealth Technology in October 2003. Apollo Hospitals has subsequently started Telemedicine centers in Kazakisthan, Sudan and Ethiopia.

Apollo's Initiative to bring Alternative Medicine

Apollo is bringing together the best of east and west, to capitalize on the Image Health business through Apollo Health & Diet Clinic, Apollo Aesthetic Surgical Centre, International Dental Clinic, Ayurveda, Aromatherapy, Pranic Healing, etc., thus making it an integrated healthcare center.

World Class Service to Indian Cricketers

Apollo Hospitals signed an MOU with BCCI under which Apollo Hospitals will extend its services to members of the cricketing fraternity.

Healthcare Center at Mahindra City

Apollo Hospitals will now offer healthcare solutions out of Mahindra City, Chennai. The operations will focus on providing complete set of healthcare services for the corporate and township health requirements of Mahindra City.

Evening Clinics

A unique concept in India, the '5pm to 9pm' clinic is a convenient outlet for the office-goer and his family, as it offers a comprehensive healthcare solution after office hours.

Medical Tourism

For the year 2004-2005, the Group is looking forward to making India the world capital for medical tourism. Towards this, the group has developed facilities that will provide patients with a complete package for treatment, rehabilitation and wellness.

A unique mix of both advanced medical treatments and alternative medicine like Ayurveda, Aromatherapy, Music therapy etc., is provided by the hospitals. The group is actively promoting these services across the world.

Launch of Pediatric Intensive Care Unit (PICU)

In addition to the PICU, the Neonatology and NICU will support the unit through the latest form of treatment to the neonates born at Apollo Hospitals or at other hospitals / nursing homes.

Apollo Children's Heart Hospital - Hyderabad

Apollo Children's Heart Hospital was inaugurated by His Excellency, the Governor of Andhra Pradesh. It is the first dedicated children's heart hospital and is one of the best-equipped facility in the country. The Success rate is over 99% and this is an apt testimony of the capabilities of the Pediatric Cardiology team at the hospital.

Corporate Social Responsibilities (CSR)

Today, financial success is no longer the sole measure by which Corporations are judged by their stakeholders (primarily investors, consumers, employees, and communities in which they operate). Apollo continuously strives to perform well in non-financial areas such as business ethics, environmental policies, corporate contributions, community development and corporate governance.

Here are just a few of the many CSR measures that Apollo has initiated this year.

Apollo Hospitals set up SACH (Save A Childs Heart), a voluntary institution dedicated to the treatment of children with cardiac ailments, from economically weaker sections of the society. Apollo has also launched the Apollo Cancer Support Group (ASCG) along with a 24 hour cancer helpline. Other initiatives include free blood donation, scanning camps and a two-day national conference on educating medical practitioners on key aspects relating to 'Practicing Medicine Legally' in emergency cases.

Apollo Hospitals, as pioneers in Cardiac Care in this part of the world, took up multiple programs to spread awareness about the preventive aspects of cardiac ailments on the occasion of World Heart day.

Apollo Cancer Hospital along with Cure Foundation celebrated Children's Day with around 70 children of all age groups (from 1 year to 14 years) who are under treatment for cancer.

Apollo Hospitals in association with Arthroplasty Foundation, Nairobi conducted an Arthoplasty camp where implants were supplied to needy patients at a subsidized cost.

Apollo hospitals also conducted a free diabetes camp, an Asthma and Respiratory disorders camp and a cardiac consultation camp where three surgeries were performed, all of which were successful.

In commemoration of Anti Child Labour day, a free camp was organized at Apollo Specialty Hospital to screen the general health condition of child labourers in Madurai in association with the Department of Labour Welfare.

A free counselling camp was organized for children and adults which concentrated on attending to the needs of individuals who suffer from drug addiction, stress, nervousness, sleeplessness, depression, inferiority complex, short temper etc.

As a first step towards helping the district administration in clearing the backlog of open-heart surgeries in Government Hospitals, Apollo organized a Mega Cardiology medical camp for school children at Ramnad District.

Apollo has been serving the pilgrims of Lord Ayyappa at Pamba, Sabarimalai for the past three years. This year a Dialysis unit along with a 7 bedded ICU and Telemedicine facility was set-up at the location. Apollo has also been extending medical services for the Pathayathris to Palani, during Thai-poosam. This year too, a medical team was sent along with an ambulance.

Continuing Medical Education

Learning is key when one is aiming for excellence. Apollo has always believed in the power of Knowledge Sharing. And one of it's top priorities has always been to keep it's medical experts and the medical community in general aware and updated on the latest trends, learning and best practices from around the world. This is done through the Continuing Medical Education (CME) programmes. The last year was groundbreaking, in the sense that the sheer number of programmes that Apollo organized was unprecedented.

The CME programmes organized spanned across a range of medical topics like cardiology, nephrology, medical oncology, therapeutic endoscopy, insulin therapy, ophthalmology and several more topics of interest. These programmes were organized in several centers across the country.

Dividend:

The Board of Directors recommended a dividend of 35% to be paid on 39,518,688 equity shares amounting to Rs. 138.32 million subject to approval of members and the said dividend will be payable to those members whose names appear in the Register of members as on 14th September, 2004. In respect of shares held in electronic form, the dividend will be payable on the basis of beneficial ownership furnished by NSDL/CDSL for this purpose.

Corporate Governance :

The Company continues to comply with the requirements of Listing Agreement with the Stock Exchanges where the Company's shares are listed.

The report on Corporate Governance and the Management Discussion and Analysis is included as a part of the Directors' Report.

A certificate from the Auditors' of the Company regarding compliance with the conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is attached to this report.

Subsidiary Companies

As required under Section 212 of the Companies Act, 1956, the Audited Statement of Accounts of the Subsidiaries of the Company viz,

- Unique Home Health Care Limited
- AB Medical Centres Limited
- Apollo Hospitals International Limited
  (formerly Akshaya Apollo Hospitals Limited)
- Apollo Health Street Limited
- Apollo Health and Life Style Limited

for the financial year ended 31st March 2004 along with the Directors' Report and Auditors' Report are attached to this report.

Consolidated Financial Statements :

In accordance with Accounting Standard AS-21 on Consolidated Financial Statements read with Accounting Standard AS-23 on Accounting for Investments in Associates, your Directors have pleasure in attaching the Consolidated Financial Statements which form part of this Report and Accounts.

Universal Quality Services LLC. (UQS), Dubai, the Joint Venture of the Company has installed the equipment owned by it in Apollo Belhoul Hospitals (ABH), a modern hospital in Dubai. As per the understanding ABH shall pay UQS a major portion of the gross revenue earned out of this equipment owned by UQS. In the financial year 2003-2004, earnings have been considered. There will be accruals of income from the equipment over the years and based on estimation it has been felt that it would be prudent to make a provision for the diminution in the value of investment in UQS as advised by the Auditors.

In our assessment, the amount of diminution in value as estimated by the Auditors is not permanent in nature and can be recovered in the future.

The Auditors of Apollo Gleneagles Hospital Ltd (AGHL) have made some observations which pertains to certain matters which arose during the transition period when your company is acquired equity stake in AGHL.

Fixed Deposits:

The company has not accepted fresh deposits during the year. However it continues to renew the existing deposits on reduced interest rates. The total deposits with the company as on 31st March 2004 was Rs. 392.10 million which includes deposits for an aggregate value of Rs.14.57 million not claimed by the depositors. Out of these deposits, an aggregate value of Rs.4.44 million have since been repaid/renewed.

Transfer to Investor Education and Protection Fund:

During the year, the Company has transferred a sum of Rs.690,307/- to Investors Education and Protection Fund being the dividend unclaimed for a period of 7 years pursuant to Section 205C of the Companies Act, 1956.

Directors:

As per the provisions of Articles of Association of Company four Directors of the Company viz., Shri. P. Obul Reddy, Shri. N. Vaghul, Shri. Rafeeque Ahamed and Shri. T.K. Balaji retire by rotation at the ensuing Annual General Meeting and are eligible for re-appointment.

Auditors:

The auditors, M/s. S. Viswananthan, Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if reappointed.

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo. Conservation of Energy:

The Operations of the Company are not energy-intensive. However significant measures are being taken to reduce energy consumption by using energy-efficient equipment. The Company constantly evaluates new technologies and invests to make its infrastructure more energy efficient.

During the year, the Company installed the ON LOAD TAP CHANGER which controls the frequent fluctuations in voltage.

The Company has also installed CAPACITOR PANELS for optimizing the power utilization and Screw and Centrifugal VSD type chillers for A/c Plants. PL fittings and electronic ballasts are used to reduce power consumption.

As energy costs comprise a very small part of the company's total expenses, the financial implications of these measures are immaterial.

Technology Absorption:

In furtherance of its mission 'to bring Healthcare of International Standards within the reach of every individual' the company continuously upgrades the technology to deliver quality health care at an affordable cost. As part of absorption of latest technology the following equipment, have been introduced at its hospitals in Chennai and Hyderabad.

Philips SONOS 7500 Live 3D Echo Cardiography System :

Live 3D echo is a revolutionary, new way of looking at the heart in a 3 Dimensional [3D] perspective. The technology involved is of the highest order to produce real time echo Cardiography images in 3D.

In addition, the modality allows routine Echo Cardiography and Color Doppler examination.

This sophisticated technology enables the physician to diagnose anatomical malformations and associated physiological disturbances [blood flow] in the heart with great ease. The special quantification software evaluates the performance of the heart using this technology. By virtue of this technology, the level of diagnosis will be significantly better and improve the quality of the patient care.

Philips Integris Allura Xper FD10 : Flat Panel Angiography System

Philips Integris Allura Xper FD10 features next generation Flat Detector Imaging Technology and is used with Integris Allura Cardiac X-ray Systems. Its advanced technology is honed to meet precise cardiovascular needs. It overcomes many of the limitations of early flat detector systems, offering a secure alternative for clinicians desiring a flat detector for their Allura X-ray system. Its compact size easily handles all complex projections, while giving clinicians full access to patients and helping them feel at ease. It provides best image quality, dose management and broadest functionality for interventional cardio.

Philips New Intera Whole Body MRI 1.5 T System:

Philips New Intera Whole Body MRI System enable the clinicians to obtain improved image quality and speed of scanning. It can be used for different applications like Cardiac, Vascular, Peripheral Angio for both 3D and 2D imaging. Rapid View provides Ultra-fast reconstruction - more than 1200 images per second. Apart from the reduction in scan time its friendly, open system design gives optimal patient comfort and maximized throughput. Its turbo spectroscopic imaging can be used for Research Application & Clinical Imaging.

PET - CT -16 Slice Scanner :

The latest trend worldwide in the diagnosis of Cancer patients is to get the functional and anatomical imaging of the cancerous cell. Positron Emission Tomography - Computed Tomograpy (PET-CT) Scanner is the latest equipment available for treatment of Cancer Patients where PET helps in detecting the functional character and CT helps in anatomical positioning of the Cancerous cell. PET / CT Scan uses non-invasive method of mapping the internal structures of body using molecular imaging technology. The technology used in this equipment is the most advanced and highly reliable diagnostic modality today. Precise images will help in identifying malignant diseases like cancer even in the very early stages, thereby increasing the chances of survival rate of the patients by enabling the physicians to initiate appropriate treatment early.

Foreign Exchange Earnings & Outgo :

Foreign Exchange Earnings : Rs. 78.82 million
(This is exclusive of Rupee payment made by Non-Resident Indians and Foreign Nationals)

Foreign Exchange Outgo : Rs. 179.26 million

Particulars of Employees as per Section 217(2A) of the Companies Act, 1956.

Information as per Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors Report.

Name	Age	Designation	Gross Remuneration (Rs.)	Qualification	Experience in Years	Date of joining	Details of previous employment
Dr. Prathap C Reddy	72	Executive Chairman	30,346,832	MBBS, FRCS	38	Since inception	Practicing as a Cardiolgist in USA and India
Ms. Preetha Reddy	47	Managing Director	12,138,733	B.Sc	22	03/02/1989	Chief Executive Indian Hospitals Corpn. Ltd Chennai

Note :

Dr. Prathap C Reddy, Executive Chairman, Smt. Preetha Reddy, Managing Director, Smt. Suneeta Reddy, Director - Finance and Smt. Sangita Reddy, Director - Operations are relatives.

Directors' Responsibility Statement under Sec. 217(2AA) of the Companies Act 1956:

As required under Section 217(2AA) of the Companies Act, 1956, the Directors of the Company hereby state and confirm that:

- In the preparation of the annual accounts for the year, the applicable accounting standards had been followed along with proper explanations and there were no material departures;
- The Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period
- The Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
- The Directors had prepared the annual accounts on a going concern basis.

Acknowledgement :

The Directors would like to place on record their appreciation of the contribution made by the employees at all levels, who, through their competence, hard work, solidarity, co-operation, support and commitment have enabled the Company to achieve growth.

The Directors acknowledge with thanks the continued support and valuable co-operation extended by the business constituents, investors, vendors, bankers, financial institutions and shareholders of the Company. The Directors express their gratitude to the Central and State Governments, for their kind co-operation and constructive policies.

For and on behalf of the Board of Directors

Place : Chennai
Date : 25th June, 2004

Dr. Prathap C Reddy
Executive Chairman

Corporate Governance

1. Company's philosophy on code of governance :

The basic objective of corporate governance policies adopted by the company is to attain the highest levels of transparency, accountability and integrity. This objective extends not merely to meet with statutory requirements but also to go beyond them by putting into place procedures and systems, which are in accordance with best practices of governance. Your Company believes that Good Corporate Governance enhances the trust and confidence of all the stakeholders. Good practice in corporate behavior helps to enhance and maintain public trust in companies and stock market.

Your Company reviews its corporate governance practices to ensure that they reflect the latest developments in corporate arena thus positioning itself to conform to the best corporate governance practices. Your Company is committed to pursuing excellence in all its activities and maximize its shareholders' wealth.

The Company's corporate governance policies and practices focus on the following principles:

- To recognize the respective roles and responsibilities of Board and management
- To achieve the highest degree of transparency by maintaining a high degree of disclosure levels.
- To ensure and maintain high ethical standards in its functioning
- Highest importance to investor relations
- To ensure sound system of risk management and internal controls
- To ensure that employees of the company subscribe to the corporate values and apply them in their conduct.
- To ensure that the decision making process is fair and transparent
- To ensure that the company follows globally recognized corporate governance practices.

2. Board of Directors :

a. Number of Board Meetings held, dates on which held :

Six board meetings were held during the financial year from 1st April 2003 to 31st March 2004. The dates on which the meetings were held are as follows :-

11th May, 25th June, 21st July, 22nd August, 20th November 2003 and 22nd January 2004.

b. Attendance of each director at the Board Meetings and at the last AGM and the number of their other *directorships and memberships in the Committees are set out below :-*

Name of the Director	Category	No. of Board Meetings Attended	Last AGM Attendance (Yes/No)	No. of* Directorships (out of which as Chairman) other than AHEL	No. of Membership in Board Committees other than AHEL	Whether Chairman/ Member
Dr. Prathap C Reddy	Exeecutive Chairman and Promoter	6	Yes	11 (8)	--	--
Smt. Preetha Reddy	Executive Director	5	Yes	9	--	--
Smt. Suneeta Reddy	Executive Director	6	Yes	12	2	Member
Smt. Sangita Reddy	Executive Director	5	Yes	7	--	--
Shri. P. Obul Reddy	Non-Executive Independent Director	3	Yes	3(2)	1 2	Chairman Member
Shri. Rajkumar Menon	Non-Executive Independent Director	6	Yes	1	--	--
Shri. T.M. Joseph	Non-Executive Independent Director	4	Yes	--	--	--
Shri. Rafeeque Ahamed	Non-Executive Independent Director	2	No	1	--	--
Shri. Anil Thadani	Non-Executive Independent Director	2	No	4	--	--
Shri. Habibullah Badsha	Non-Executive Independent Director	3	Yes	1 (1)	--	--
Shri. Deepak Vaidya	Non-Executive Independent Director	6	Yes	6	4 3	Chairman Member
Shri. N. Vaghul	Non-Executive Independent Director	4	Yes	8(4)	5 3	Chairman Member
Shri. T.K. Balaji	Non-Executive Independent Director	4	No	10(1)	2 4	Chairman Member
Shri. Sanjay K Sehgal (Alternate Director to Shri. Anil Thadani	Non-Executive Independent Director	1	No	2	1	Member
Shri. M. Chittaranjan Kumar	IDBI Nominee	5	Yes	1	--	--

* Excluding Private Companies and Foreign Companies.

3. Composition of Board Committees :

Share Transfer Committee	Audit Committee	Investors Grievance Committee	Remuneration Committee
Dr. Prathap C Reddy, Chairman	Shri. Deepak Vaidya, Chairman	Shri. Rajkumar Menon Chairman	Shri. N. Vaghul, Member
Smt. Preetha Reddy, Member	Shri. P. Obul Reddy, Member	Smt. Preetha Reddy, Member	Shri. P. Obul Reddy, Member
Shri. Rajkumar Menon, Member	Shri. M. Chittaranjan Kumar, Member	Smt. Suneeta Reddy, Member	Shri. T.M. Joseph, Member
			Shri. Rajkumar Menon Member

(i) AUDIT COMMITTEE

The Audit Committee performs the following functions :-

- Overseeing of the Company's financial reporting process and the disclosure of financial information to ensure that the financial statement is correct, sufficient and credible.
- Recommending the appointment of and removal of statutory auditor, fixation of audit fee and approval for payment for any other services.
- Reviewing with management the half yearly and annual financial statements before submission to the Board.
- Reviewing the adequacy of internal control systems and the internal audit functions and reviewing the Company's financial and risk management policies.
- Reviewing the findings of any internal investigations by the internal auditors in to matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting such matters to the Board.
- Reviewing the reports furnished by the Internal Auditors and Statutory Auditors and ensuring suitable follow up thereon.
- Discussion with External Auditors before the audit commences on the nature and scope of audit as well as have post-audit discussion to ascertain any area of concern.

The Company continued to derive immense benefit from the deliberation of the Audit Committee comprising three Non-executive Independent Directors viz :

1. Shri. Deepak Vaidya, Chairman
2. Shri. P. Obul Reddy
3. Shri. M. Chittaranjan Kumar

who are eminent professionals knowledgeable in Corporate Finance. The minutes of each audit committee are placed before and discussed by the Board of Directors of the Company.

The details of Audit Committee Meeting attended by the Directors are given below

Audit Committee met three times during the year : 25th June, 21st July and 18th November 2003.

Sl. No.	Name of the Member	Designation	No. of Meetings Held	No. of Meetings Held
1.	Shri. Deepak Vaidya	Chairman	3	3
2.	Shri. P. Obul Reddy	Member	3	3
3.	Shri. M. Chittaranjan Kumar	Member	3	2

In addition to the areas noted above, audit committee looks into controls and security of the Company's critical IT applications, the internal and control assurance audit reports of all major divisions and profit centers and deviations from the code of business principle, if any.

(ii) REMUNERATION COMMITTEE :

The Board of Directors of the Company has constituted a Remuneration Committee comprising of 4 independent, Non-Executive Directors consisting of,

1. Shri. N. Vaghul
2. Shri. P. Obul Reddy
3. Shri. T.M. Joseph
4. Shri. Rajkumar Menon.

The Remuneration Committee has been constituted to recommend/review the remuneration package of the Managing/Whole time Directors.

The remuneration recommended in the Committee Meeting held on 3rd February, 2003 be continued to be paid to Managing Director / Whole Time Directors for a period of three years. Hence there was no committee meeting held during the financial year.

Details of Remuneration to the Directors for the year ended 31st March 2004

Name	Remuneration (Rs.)	Commission (Rs.)	Sitting Fees (Rs.)	Total (Rs.)
Dr. Prathap C Reddy	30,346,832	NA	NA	30,346,832
Smt. Preetha Reddy	12,138,733	NA	NA	12,138,733
Smt. Suneeta Reddy	1,500,000	NA	NA	1,500,000
Smt. Sangita Reddy	1,500,000	NA	NA	1,500,000
Shri. P. Obul Reddy	NA	150,000	30,000	180,000
Shri. Rajkumar Menon	NA	150,000	30,000	180,000
Shri. T.M. Joseph	NA	150,000	20,000	170,000
Shri. Rafeeque Ahamed	NA	150,000	10,000	160,000
Shri. Anil Thadani	NA	150,000	10,000	160,000
Shri. Habibullah Badsha	NA	150,000	15,000	165,000
Shri. Deepak Vaidya	NA	150,000	45,000	195,000
Shri. N. Vaghul	NA	150,000	20,000	170,000
Shri. T.K. Balaji	NA	150,000	20,000	170,000
Shri. M. Chittaranjan Kumar (IDBI Nominee)	NA	150,000	35,000	185,000

Notes :

(i) The Commission to Non Executive Directors for the year ended 31st March 2004 @ Rs. 150,000/- per annum will be paid, subject to deduction of tax after adoption of accounts by shareholders at the Annual General Meeting to be held on 14th September 2004. Sitting Fee also includes payment of Board-level Committee Meetings.

(ii) Remuneration of whole-time directors excludes provision for/contribution to employee retirement/post retirement and other employee benefits which are based on actuarial valuation done on an overall Company basis.

No Stock options were given to Executive Directors.

(iii) INVESTORS GRIEVANCE COMMITTEE :

The Shareholder/Investor's Grievance Committee specifically looks into redressing of shareholders' and investors' complaints such as transfer of shares, non-receipt of shares, non-receipt of declared dividends and to ensure expeditious share transfers.

This Committee Comprises:

1. Shri. Rajkumar Menon, Chairman

2. Smt. Preetha Reddy

3. Smt. Suneeta Reddy

The details of Investors Grievance Committee Meeting attended by the Directors are given below :-

The Committee met 4 times during the year : 7th April, 4th June, 3rd October 2003 and 7th January 2004.

Sl.No.	Name of the Member	Designation	No. of Meetings Held	No. of Meetings attended
1.	Shri. Rajkumar Menon	Chairman	4	4
2.	Smt. Preetha Reddy	Member	4	4
3.	Smt. Suneeta Reddy	Member	4	4

Name and designation of Compliance Officer :

Shri. S.K. Venkataraman, Chief Financial Officer and Company Secretary.

Shareholder queries and requests received and replied to in 2003-2004:

Sl. No.	Nature of Letters	Received	Replied	Pending (*)
1.	Change of Address	547	547	--
2.	Revalidation and issue of duplicate dividend warrants	1268	1268	--
3.	Share transfers	632	623	9
4.	Split of Shares	9	9	--
5.	Stop Transfer	1	1	--
6.	Change of Bank Mandate	2660	2660	--
7.	Correction of Name	5	5	--
8.	Dematerialisation Confirmation	2577	2556	21
9.	Rematerialisation of Shares	11	11	--
10.	Issue of duplicate share certificates	155	155	--
11.	Transmission of shares	126	126	--
12.	General enquiry	65	65	--

* Resolved by April 20, 2004.

The Company has attended to the investor grievances/correspondence within a period of 5 days from the date of receipt of the same during the financial year, except in cases that are constrained by disputes and legal impediments.

4. General Body Meetings/Extra Ordinary General Meetings :

(i) Location and time for the last three AGMs/EGMs

Year	Date	Venue	Time
2000-2001	Sept 17, 2001	Kamaraj Arangam, Chennai	10.00 a.m.
2000-2001	Jan 21, 2002 *	Apollo Sindoori Hotels, Chennai	10.00 a.m.
2001-2002	Sept 19, 2002	Kamaraj Arangam, Chennai	10.00 a.m.
2002-2003	Aug 22, 2003	Kamaraj Arangam, Chennai	10.00 a.m.

* Extraordinary General Meeting

(ii) Postal Ballots

During the year 2003-2004, consent of the shareholders were obtained by way of postal ballot in terms of Section 192A of the Companies Act, 1956, read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 for the following:-

- Special Resolution under Section 372A of the Companies Act, 1956 for Providing Corporate Guarantee in favour of Infrastructure Development Finance Corporation Limited (IDFC) on behalf of Apollo Hospitals International Limited [AHIL formerly Akshaya Apollo Hospitals Limited (AAHL)], Ahmedabad, subsidiary of the Company and
- Special Resolution under Section 372A of the Companies Act, 1956 for investing in the equity capital of STS Holdings Limited, Bangladesh and Med Point Hospital Limited, Mauritius.

Ms. Lakshmmi Subramanian, Practising Company Secretary was appointed as Scrutinizer for the postal ballot.

All the resolutions were approved by the shareholders with overwhelming majority and the details are mentioned below:-

Nature of Business	Total Ballots Received and are valid		Total votes for the Resolution		Total Votes Against the Rsolution		Percentage to the total votes received for the Resolution	
	No.	No. of Shares	No.	No. of Shares	No.	No. of Shares	No.	No. of Shares
To provide Corporate Guarantee in favour of IDFC on behalf of AHIL, Ahmedabad u/s. 372A of the Companies Act, 1956	3,509	23,510,376	3,322	23,445,960	187	64,416	94.67	99.73
To invest in the equity capital of STS Holdings Ltd., Bangladesh and Med Point Hospital Limited, Mauritius, u/s. 372A of the Companies Act, 1956	3,407	23,491,485	3,129	23,418,180	278	73,305	94.67	99.69

5. Disclosures :

- Related party transactions during the year have been disclosed as a part of accounts as required under Accounting Standard 18 issued by the Institute of Chartered Accountants of India.
- There are no non-compliances by the Company and no penalties, strictures imposed on the Company by Stock Exchanges or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

6. Means of Communication :

- The unaudited quarterly, audited half year and Annual financial results are sent to all the stock exchanges, where the shares of the company are listed. The results are also published in "Economic Times". "The New Indian Express" and "Dinamani".

  The unaudited quarterly and Audited half yearly, Annual results of the Company are being posted in the Company's website (www.apollohospitals.com)

- Management Discussion and Analysis

  Appended to this Report.

7. General Shareholders' information:

7.1 AGM date, time and venue	14th September 2004, 10.00 A.M Kamaraj Arangam, No. 574-A Mount Road, Chennai - 600 006
7.2. Financial Calendar	
1st Quarter	1st April to 30th June
2nd Quarter	1st July to 30th September
3rd Quarter	1st October to 31st December
4th & last Quarter	1st January to 31st March
7.3 Date of Book Closure	1st September 2004 to 14th September 2004 (both days inclusive)
7.4. Dividend Payment	On or before 30th September 2004
7.5. Listing on Stock Exchanges	(i) Madras Stock Exchange Limited Exchange Building, Post Box No.183, 11 Second Line Beach, Chennai - 600 001, Tamil Nadu, Tel : 91-44-2522 4382, 2522 4392/4393. Fax: 91-44-2524 4897
	(ii) The Stock Exchange Mumbai, (BSE) Phiroze Jheejheebhoy Towers, Dalal Street, Mumbai - 400 001 Tel : 91-22-2272 1233/1234. Fax : 91-22-2272 1919/3027
	(iii) National Stock Exchange of India Ltd. (NSE) Exchange Plaza, Bandra-Kurla Complex, Bandra (E), Mumbai - 400 051. Tel : 91-22-2659 8100 - 8114 Fax : 91-22-26598237/38
7.6. Listing Fees	Paid for all the above stock exchanges for 2003-2004 and 2004-2005
7.7. Address of Registered Office	No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.
7.8. a) Stock Exchange Security Code	
(i) Madras Stock Exchange	AHS
(ii) The Stock Exchange, Mumbai	508869
(iii) National Stock Exchange, Mumbai	Apollo Hosp
b) ISIN on both NSDL & CDSL for equity shares	INE437A01016

7.9 Monthly High and Low quotations along with the volume of shares traded at NSE & BSE during 2003 - 2004

Month	National Stock Exchange (NSE)			The Stock Exchange, Mumbai (BSE)		
	High (Rs.)	Low (Rs.)	Volume (Nos.) (in Lakhs)	High (Rs.)	Low (Rs.)	Volume (Nos.) (in Lakhs)
April-2003	101.35	92.00	11.75	101.70	90.95	4.34
May-2003	119.80	96.60	36.17	119.75	96.50	14.94
June-2003	125.30	112.10	39.42	125.45	112.00	17.89
July-2003	163.50	123.05	72.54	163.50	122.75	33.37
August-2003	154.25	125.85	19.54	154.95	136.05	7.44
September-2003	172.50	145.00	37.10	172.50	146.00	15.49
October-2003	166.00	151.15	14.67	170.00	150.00	6.61
November-2003	183.00	150.55	32.16	182.90	152.50	17.59
December-2003	198.40	163.00	57.00	197.80	162.95	29.99
January-2004	195.90	155.00	52.71	196.00	155.05	20.80
February-2004	175.50	154.40	17.00	175.00	154.55	6.40
March-2004	181.00	157.15	18.20	189.00	154.10	8.89
Total			**408.26**			**183.75**

Apollo Price vs **BSE Sensex**



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7.10 Distribution of Shareholdings as on 31st March 2004 :

Equity Shares	Shares				Holders			
	Physical		Electronic		Physical		Electronic	
	Nos.	%	Nos.	%	Nos.	%	Nos.	%
1 - 500	1,707,061	4.32	2,086,910	5.28	15,844	45.39	15,941	45.66
501 - 1000	575,628	1.46	773,852	1.96	674	1.93	951	2.72
1001 - 2000	634,666	1.61	668,435	1.69	421	1.21	438	1.25
2001 - 3000	162,549	0.41	333,534	0.84	63	0.18	131	0.38
3001 - 4000	253,674	0.64	188,942	0.48	68	0.19	53	0.15
4001 - 5000	334,350	0.85	178,915	0.45	75	0.21	38	0.11
5001 - 10000	195,937	0.50	465,314	1.18	27	0.08	64	0.18
10001 & above	2,237,226	5.66	28,721,695	72.68	31	0.09	90	0.26
Total	**6,101,091**	**15.44**	**33,417,597**	**84.56**	**17,203**	**49.28**	**17,706**	**50.72**
Grand Total	**39,518,688**				**34,909**			

7.11 Categories of shareholders as on March 31, 2004



Promoters
33.64%
Public
20.83%
FIIs
11.46%
OCBs
21.08
FIs
4.49%
Banks
0.59%
NRIs
2.50%
MFs
1.96%
Companies
3.45%

7.12. Legal Proceedings :

There are few pending cases relating to dispute on the title of the shares. The Company has been made a party to the disputes, however these are not material in nature.

7.13. Code of Conduct for prevention of Insider Trading :

The Company has framed a Code of Conduct for prohibition of Insider Trading based on SEBI (Insider Trading) Regulations, 1992. This code is applicable to all Directors and designated employees. The code ensures the prevention of dealing in shares by persons having access to unpublished price sensitive information.

7.14. (i) Registrar & Share Transfer Agent :

Members are requested to communicate pertaining to both Physical and Demat Shares to the Registrar to the following address.

INTEGRATED ENTERPRISES (INDIA) LIMITED
"Kences Towers", II Floor,
No.1 Ramakrishna Street,
North Usman Road, T. Nagar,
Chennai - 600 017,
Tel. No.: 044 - 2814 0801, 2814 0803,
Fax No.: 044 - 2814 2479
E-mail : sureshbabu@iepindia.com

7.14. (ii) Share Transfer System :

Physical share transfers are registered and returned within the stipulated time. Delays beyond the stipulated period were mainly due to disputes over the title to the shares. The Share Transfer Committee generally meets once in a month. An option letter is sent to the transferees indicating the details of the transferred shares and requesting him in case he wishes to demat the shares, to approach the Depository Participant (DP) with an option letter. The DP based on the option letter generates the demat request and sends the same to the Registrar along with the option letter. On receipt of the same, the Registrar dematerializes the shares. In case transferee does not wish to dematerialise the shares, he need not exercise the option and the Registrar will dispatch the share certificates immediately on receipt of the option letter.

However, pursuant to SEBI Circular SEBI/MRD/Cir-10/2004 dated 10th February 2004, the Company has discontinued the practice of transfer-cum-demat with effect from 11th February 2004.

The Shares transferred (in physical form) during the year.

	2003-2004	2002-2003
Shares Transferred	215,826	1,391,246
Total No. of Shares as on 31st March	39,518,688	39,518,688
% on Share Capital	0.54	3.52

The Company has not issued any GDRs/ADRs /warrants or any convertible instruments.

7.15. Dematerialisation of Shares

As on 31st March 2004, 84.56% of the Company's paid up equity capital was held in dematerialized form. Trading in equity shares of the Company is permitted only in dematerialized form as per notification issued by the Securities and Exchange Board of India (SEBI).

7.16. Change of Address, Bank Details, Nomination etc.

All the members are requested to notify immediately any change in their address, bank mandate and nomination details to the Company's Registrar and Share Transfer Agents, Integrated Enterprises (I) Limited. Members holding shares in electronic segment are requested to notify the change of address, bank details, nomination etc to the depository participants (DP) with whom they are having client account for effecting necessary corrections. Any intimation made to the Registrar without effecting the necessary correction with the DP cannot be updated. Hence it is necessary on the part of the shareholders to inform the changes to their DP with whom they have opened account.

7.17. Transfer of unclaimed amounts to Investor Education and Protection Fund

During the year, the Company has credited a sum of Rs. 690,307/- to the Investor Education and Protection Fund pursuant to Section 205C of the Companies Act, 1956 and the Investor Education and Protection Fund (Awareness and Protection of Investor) Rules, 2001.

7.18. Investors Correspondence may be addressed to :
Mr. Suresh Babu,
Dy. General Manager - Operations
INTEGRATED ENTERPRISES (INDIA) LIMITED
"Kences Towers", II Floor, No.1 Ramakrishna Street, North Usman Road, T. Nagar, Chennai - 600 017.
Tel: 044-2814 0801, 2814 0803, Fax No.: 044-2814 2479. E-mail : sureshbabu@iepindia.com

7.19. Hospital Complexes :
Apollo Hospitals, Chennai
21&24, Greams Lane, Off. Greams Road, Chennai - 600 006. Tel: 2829 3333/ 2829 1164
320, Anna Salai, Nandanam, Chennai - 600 035. Tel: 2433 1741
646, T.H. Road, Tondiarpet, Chennai - 600 081. Tel: 2598 3333, 2598 5533
154, Poonamallee High Road, Chennai - 600 010. Tel: 2821 1111, 2823 7472
Madurai
Lake View Road, K.K. Nagar, Madurai - 625 020. Tel: 0452 - 2580 199, 5391 444
Aragonda
Aragonda, Chittoor District, Andhra Pradesh. Tel: 08573-283223, 283220, 221222
Hyderabad
Jubilee Hills, Hyderabad - 500 033. Tel: 040-2360 7777
3-5-871/4/1, Hyderguda, Hyderabad - 500 029. Tel: 040-2338 8338
Plot No. 90, P & T Colony, Vikrampuri, Secunderabad - 500 003. Tel: 040-2789 5555
3-6-96/1, Skylane Theatre Lane, Basheer Bagh, Hyderabad - 500 029. Tel: 040-2323 1380
Vishakapatnam
10-50-80, Waltair Main Road, Vishakapatnam - 530 002. Tel: 0891 - 272 7272
Ahmedabad
Plot No.1A, GIDC Estate, Bhat Village, Gandhi Nagar, Gujarat - 382 428. Tel: 079-850 1800
Bilaspur
Lingiyadi Village, Bilaspur - 495 001, Chattisgarh. Tel: 07752 - 243300-07
Kolkata
58, Canal Circular Road, Kolkata. Tel: 033-2358 5211-5215
New Delhi
Sarita Vihar, Delhi Mathura Road, New Delhi - 110 044. Tel: 011-2682 5858, 2682 5606
Colombo
578, Elvitigala Mawatha, Colombo - 5, Sri Lanka. Tel: 0094748,761, 266-516849
Life Style Centres
105, G.N. Chetty Road, T.Nagar, Chennai - 600 017. Tel: 2827 6410
T-95, 3rd Avenue, Anna Nagar, Chennai - 600 040. Tel: 2622 3233, 2622 4504
City Centre, # 445, Mint Street, Chennai - 600 079. Tel: 2529 6081-83
Apollo Dental Clinic, # 56, Greams Road, Chennai - 600 006. Tel: 2829 4080
12, Prithvi Avenue, Alwarpet, Chennai - 600 018. Tel: 2499 6236
Apollo Gleneagles Clinic, # 48/1F, Leela Roy Sarani, Ghariahat, Kolkata - 700 019. Tel: 033-2474 6028

Auditors' Certificate

on Corporate Governance

To

The Members,
Apollo Hospitals Enterprise Limited

We have examined the compliance of conditions of Corporate Governance by Apollo Hospitals Enterprise Limited, for the year ended on 31st March 2004, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that generally no investor grievances are pending for a period exceeding one month against the Company as per the records maintained by the Investors Grivance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore,
Chennai - 600 004.

For **M/s. S. Viswanathan**
Chartered Accountants

V.C. Krishnan
Partner

Place: Chennai
Date: 25th June, 2004.

Management Discussion and Analysis

INDUSTRY STRUCTURE AND DEVELOPMENT

India: The Opportunity Canvas

India is turning out to be a country to watch out for in this century. With an economy that is enjoying a steady and upward growth, when others are in the midst of a massive slowdown, the GDP growth of India for the current year (2004-2005) is expected in the region of 7-8%. While the services sector is estimated to grow at the rate of 9%.

Today, India is one of the most exciting emerging markets in the world. It's poised to be one of the key drivers of the global economy. Skilled managerial and technical manpower that match the best in the world and a middle-class whose size exceeds the population of the USA or the European Union, provide India with a distinct cutting-edge in global competition.

India had moved its service offerings up the value chain by projecting itself as a knowledge-intensive industry vis-á-vis a people-intensive industry. The key drivers for success in the coming years are domain knowledge and integrated services. And India is miles ahead of the competition on the cost and quality parameters in the service sector.

"India is estimated to have the largest supply of workforce in the World by 2020. If this workforce is trained, India will have the largest stock of 'quality fuel' that can meet the needs of developed countries."

- India's new opportunity 2020

The health sector is expected to contribute a significant part of this new growth trend. A recent Goldman Sach's analysis put this pragmatically as - "India with Brazil, Russia and China if things go right could be larger than the G6 economies in US$ terms."

Indian Health Sector

If there has been one sector in India where change has truly been the only constant, it is Healthcare. India is going through a paradigm shift in this sector; with shifts in demographics, altered health behaviors, and changes in disease patterns.

Communicable diseases among infants are becoming less prevalent, while there are more degenerative and lifestyle related diseases; diseases with higher cost per episode.

As per the CII-McKinsey study, the healthcare sector is estimated at over 103,000 crores. Of this, healthcare delivery market is estimated at 86000 crores and 17000 crores is spent on pharmaceuticals. Private spending constitutes 69000 crores. The private healthcare delivery market is expected to grow to over 200,000 crores in real terms by the year 2012. A CAGR of over 8%.

India with Brazil, Russia and China if things go right could be larger than the G6 economies in US$ terms - Goldman Sachs, October 2003.

The industry presents a huge opportunity for the government and the private sector. India's young population and the growing relevance of India's health services sector have the potential to make this sector into a major economic enterprise.

The potential that the health sector holds is again echoed in the India Vision 2020 report. "Physicians, nurses, medical technicians and other scientific occupations will become growth industries to rival the IT sector within the next decade"

Indian Healthcare is no longer an old economy industry

- Mrs. Suneeta Reddy, Director - Finance, AHEL

International comparisons can also be made of the utilization of health services in India and other groups of countries. Even as Disability Adjusted Life Years (DALYs) lost per population decrease with increasing levels of GNP, inpatient admission rates and outpatient visits per capita appear to go up. India's per capita IP admissions stand at 1.7% as compared with the 10% in middle income countries and 15% in high income countries. Similarly per capita OP visits are put at 3.9 as compared with 5 in middle income countries and 8 in high-income countries. As India moves towards the status of a middle-income country, the increase in the number of IP admissions will be 580% or in absolute terms 83 million more admissions into Indian hospitals.

Table 1 :


Per Capita OP Visits
INDIA
3.9
LIN
3
MIN
5
HIN
8
Per Capita IP Admissions
INDIA
1.7%
LIN
5%
MIN
10%
HIN
15%

Source: WHO

LIN: Low Income Nations - per capita GNP<$755

MIN :Middle Income Nations - Per capita GNP$756 - $9265

HIN: High Income Nations - Per capita GNP>$9266

"Physicians, Nurses, Medical Technicians and Other Scientific Occupations will become Growth Industries to rival the IT Sector within the Next Decade" - India Vision 2020 report

PERFORMANCE REVIEW

Apollo, the anchor of change

Your company has maintained leadership and a steady pace of growth. It fully satisfies its corporate objective and has sustained industry leadership and contributed towards enhancing value for all stakeholders viz., patients / clients, employees, shareholders, lenders and the society.

"There is no doubt that today's consumer wants a better quality of life which is what Apollo's businesses help realize"

- Dr. Prathap C. Reddy, Chairman, Apollo Hospitals Group

"Apollo has been successful in the transformation to the new cost -quality curve that is being demanded by the healthcare consumers. We will continue our emphasis on cost, quality and seamless delivery"

- Mrs. Suneeta Reddy, Director - Finance, AHEL

GROWTH AMIDST A TRANSFORMING CANVAS

Tertiary care services represent the largest operations at Apollo, followed by pharmacy operations. Apollo holds market leadership position in tertiary care services and has a market share of 35.4% in the private tertiary care market and 14% in the overall tertiary care services market **(Source: ICICI Securities).** For the first time, The Week Magazine rated the hospitals in India and Apollo hospitals, Chennai was adjudged the Number One Private Sector Hospital in India. The hospital is also among the leaders in many of the super specialties departments including Oncology, Cardiology, Orthopedics and others.

"Apollo believes that international standard quality, marketing and appropriate communication ability will be the next stage of evolution for the company to compete globally"

- Mrs. Preetha Reddy, Managing Director, AHEL

Your company holds significant competitive advantage and has created a large asset base and a compelling human capital, many of them world-renowned in their disciplines. This continues to be a key strategic advantage for the company. The company would incur limited capex going forward and will focus on sweating the assets through improvement in occupancy and reducing ALOS. The new beds added over the last three years provide the capacity to handle international patients.

'Apollo has created a large asset base and a compelling human capital"

- Mrs. Sangita Reddy, Director - Operations, AHEL

Table 2


Hospital Beds per 1000
INDIA
0.7
LIN
1.5
MIN
4.3
HIN
7.4
Country
Share in total number of beds (%)
Availability of Beds per 1000
India
5-10
7-14
China
5-10*
13-25
Brazil
20-25**
65-85
LIN : Low Income Nationos
MIN : Middle Income Nations
HIN : High Income Nations
Latest data available used, 1997 - 2001.
* Medical Colleges and Cancer beds account for 55 of total beds
** Surgery beds and medicine beds in single and multi speciality hospitals
Source: CII - Mc Kinsey Report
Source: WHO

In pharmacy, your company again holds leadership position with over 180 outlets. Apollo's pharmacy business has been growing at a significantly higher rate than the industry. Your company added 40 pharmacy outlets during this year. Of this 31 are standalone pharmacies, 7 are hospital-embedded pharmacies and 2 are clinic-based pharmacies.

The growth in the initial phases was driven by hospital-embedded pharmacies; the company is shifting its focus to improving the network of standalone pharmacies in certain geographies across India.

PHARMACY RETAILING

The first challenge facing the organized pharmacy retail industry in India is competition from the unorganized sector. Traditional retailing has been established in India the period of some centuries now. It's a low-cost structure, mostly owner-operated, has negligible real estate and labor costs and little or no taxes to pay. Consumer familiarity that runs from generation to generation is one big advantage for the traditional retailing sector.

Players like Apollo in the organized sector have higher expenses to meet, and yet have to keep prices low enough to be able to compete with the traditional sector. High costs for the organized sector arises from: higher labor costs, social security to employees, high costs of real estate, much bigger premises, comfort facilities such as air-conditioning, back-up power supply, taxes etc. Organized retailing also has to cope with the middle-class psychology that the bigger and brighter a pharmacy outlet is, the more expensive it will be.

To improve the sales per square feet at each outlet, the company has embarked on a number of initiatives that offer value-added services to its customers. These include 24/7 hours operations and home delivery. The mix between over-the-counter products (OTC) and prescription products is regularly reviewed to ensure a larger range to the customer and also to keep an appropriate mix of sales and margins.

The consultancy division is again a market leader. The division offers complete solutions for setting up and managing healthcare ventures. The division increased its emphasis on obtaining international contracts. During the year 2003-04, the consultancy division bagged prestigious contracts in the international arena. The projects include,

- Transition management services for setting up a quaternary care hospital in Malaysia
- Operations management consultancy services for a large hospital group in Lagos, Nigeria
- Project management for setting up a Neuro trauma unit at Colombo, Sri Lanka
- Equipping and managing a Radiology and Laboratory services department of a 600 bed hospital in Kuwait
- Advisory services for a 160-bed hospital in Yemen

With vast industry expertise, global resources and assets and proven experience in healthcare consulting, your company can mobilize the right people, skills, alliances and technologies, coupled with our strong focus on delivering quality, to add value to our clients' businesses"

- Mr. Padmanabhan, Group President, AHEL

A new cell has been formed to handle the activities of the managed hospitals. The new cell has a team of over 22 hospital administrators and currently manages over 2000 beds. Another significant shift in the operations has been the move away from business generated from Apollo-owned hospitals.

Five prestigious international projects were awarded during the year

- Mr. S. Ramamurthy, Vice President - Projects

The managed hospital team is also assisting in a number of rural and public-private partnership initiatives. The rural initiatives include hospital management in Raichur, Ranchi, and Nanded. Most of the hospitals under the management contract with Apollo are leaders in their region. The combined turnover of the managed hospitals is approximately INR 1000 million.

Going forward, the emphasis will continue to be on international assignments and to increase the service offerings to clients. The geographic markets will also be widened to include the Middle East, South East Asia, East and West African regions and Europe. At this point in time, negotiations are underway for operations management assignments of various international locations.

Consultancy services- An analysis

Advantages	Drawbacks
Very high ROI	Fee alone may be a poor income source
No / minimal capital investment	Agreements have a limited life
Low negotiation / implementation costs	Lack of control over the promoter may hurt reputation
Most income goes directly into profits	Partner hospital can become a competitor
Low cyclical fluctuations in income	
Very low political risk	
Quicker way to enter foreign market	

Financial analysis of operational performance

- Revenues increased by 11.4% from INR 4485 million in the FY 2002-03 to INR 4998 million in the FY 2003-04
- EBIDTA margins are maintained at the same levels as during the financial year 2002-03
- PBT margins increased to 11.72% from 9.65% during the last financial year. This was made possible by lowering the cost of borrowings and redeeming high cost debt. The long-term debt reduced from INR 1118 million in the financial year 2002-03 to INR 916 million during the current year.
- Operating cash flow increased by 23.6% from INR 498 million to INR 616 million.

Table 3 INR in Million

Description	2001-02	2002-03	2003-04
Operating Cash flow	300	505	617
Long term debt	923	1118	916
ROCE (%)	15	17	20
ROE (%)	11	12	15

Human resources

Management of Human resources at our Hospital is based on the following operating principles:

- Lean and healthy Structure
- Bed to Manpower Ratio: 1:3.5 and Cost around 13% of the annual turnover
- Transparent and consultative review process and KRA focused
- Performance linked Compensation and Benefits
- Learning and development: 100 hours of training for executives and 50 hours for the staff

The key players who spearhead the health care delivery system are the Doctors, Nurses and Paramedics duly supported by the support service personnel. There is a significant demand worldwide for good Nursing professionals and Doctors and there is considerable movement of Nurses to the U.K. and the U.S. in particular, in addition to the Middle East, Singapore and Malaysia. This trend has posed a very crucial challenge to identify fresh talent, develop mechanics to train and retain talent.

Your Company enjoy excellent relationships with Universities both in Medical as well as Management discipline. This offers your company a large talent pool to select from Apollo group's educational institutes at Chennai and Hyderabad, conduct courses on management and allied sciences and produce fresh talent, which facilitate absorption of personnel into our own institutions.

1. OUTLOOK

While the macro environment and your Company's performance show positive signs, your Company operates in an industry that is increasingly getting even more competitive.

Your company will continue to focus on a mix of intensive, integrative and diversification growth strategies to improve the top line and bottom line. Many of the initiatives are already underway and are detailed below.

Table 4


Revenues
Diversification growth
Integrative growth
Intensive growth
6000
5000
4000
3000
2000
1000
0
2789
3226
3768
4486
4998
Timeline

1.1. Asset-light strategy

Apollo will adopt an asset-light strategy while focusing on gaining market share, increasing the global footprint and improving profitability. The company's focus would be on improving occupancy rates and to pursue growth through the hospital consultancy and pharmacy businesses.

1.2. High growth in group companies

Group companies such as Apollo Health Street Ltd. (AHSL) - specializing in technology and medical BPO, Apollo Health & Lifestyle Ltd. (AHLL) - a chain of clinics and Indraprastha Medical Corp Ltd. (IMCL) - the hospital in New Delhi, are on a high growth path. These companies are expected to generate higher revenues during the FY 05. Further, both the hospitals at Kolkata (A 49:51 JV with Apollo Gleneagles Hospitals) and Colombo (31% stake, The Lanka Hospital Corp Ltd.) are expected to perform better due to increased acceptance among the population and control over costs.

1.3. Consolidation of the existing operations

The focus will be to enhance asset turnover. Operational efficiencies and improvements will continue to be a focus area for the company. Realignment of the case mix and the patient mix is being worked on. Your company shall focus on the top 10 departments and thrust will be laid to improve the operational efficiencies and clinical outcomes. Efforts to increase the number of consultants in these 10 departments shall be renewed.

APPLYING THE PARETO 80- 20 RULE TO HEALTHCARE

If the pareto rule is applied to healthcare, then healthcare facilities that are aimed at only 20% of the conditions that contribute to 80% of the healthcare spend make economic sense. In India the top 5 causes of hospitalization viz., - cancer, heart, acute infections, trauma and maternity / gynaec - will contribute to almost 83% of spends on in patient care by the year 2012. The experience of the US healthcare industry corroborates the prevalence of the 80-20 rule,

- *Six types of surgical procedures accounted for 80% of all procedures performed at free standing ambulatory surgical centers*
- *The top 5 non-surgical cosmetic procedures done in 2002 accounted for almost 89% of all non-surgical procedure volumes (Source : American Society of Aesthetic Plastic Surgery)*

To increase the occupancy rate, your company plans to establish Apollo Information Centers with geographic focus on the North-east, Eastern and Central-India regions. Regular visits by Apollo consultants shall also be streamlined.

Taking the high road to globalization

For nearly two decades, Apollo has had its sights focused outwards. Whether the world of healthcare took India seriously or not, Apollo was serious about its image as an international player. A number of initiatives are underway for a speedy internationalization process. The initiatives include,

- Foreign patients
- International consulting assignments and management contracts
- Clinical trials for global pharmaceutical companies
- Healthcare staffing for international hospitals
- Quality initiatives as per the JCI norms

Health tourism

Your company intensified its emphasis on Health tourism this year. Over 14,200 foreign patients from over 50 countries received treatment at Apollo Hospitals during the year 2003-04. Two broad segments under the realm of health and wellness tourism have been identified.

- Medical tourism - for those traveling for serious medical conditions
- Cosmetic and wellness - for those who are traveling for rejuvenation and cosmetic procedures.

The geographic focus continues to be the Middle East, Europe and African markets. Populations in certain other regions including Canada and others are now looking at Apollo group of hospitals for their medical needs. Partnerships with various insurance companies in the Middle East and Africa are underway. An exclusive cell for international patient services has been formed.

INITIATIVES BY THE GOVERNMENT WILL ACCELERATE INDIA'S POSITION AS THE 'HEALTHCARE DESTINATION TO THE WORLD'

1. Increased connectivity to the Middle East and Africa from cities like Chennai, Ahmedabad, Hyderabad and Bangalore

2. Improved airport infrastructure

3. Build and communicate an Indian healthcare brand

As part of the efforts, senior Apollo clinical and managerial teams visited the United Kingdom, Dubai, Nigeria, Muscat, Malaysia, Kenya, Sudan, Bahrain and other countries. Roadshows have been made in London and other international cities.

Your company has significant competitive advantage to cater to international patients. Some of the factors that put your company in an advantageous position include,

- Seamless delivery
- Pre and post operative surgery packages
- Presence in all gateway cities except Mumbai
- Positioning as a high quality services provider
- Partnership with luxury hotels for beauty packages
- Cosmetic surgery facilities - one of the best in India and being further strengthened

Quality initiatives: Joint Commission International Accreditation

Hospitals at Chennai, Hyderabad, Delhi and Colombo are in the preparation stage for JCI accreditation. This initiative will bring the standards at Apollo in line with those being practiced internationally.

The JCI standards are related to providing patient care and providing a safe, effective and well-managed organisation. The accreditation is based on the level of compliance found against the set standards.

Currently the JCIA activity is under progress and activities can be classified into

• Documentation • Monitoring • Implementation

1.4. Opportunity in clinical trials

Clinical Research is a fast emerging industry of the new millennium in India. Every year over 80,000 clinical trials of various drugs and treatments are conducted in the world. The estimated spend is around US$ 13 billion. Many biotech companies are showing interest in India for clinical trials. The availability of medical expertise, legal and regulatory framework and access to a large and diverse patient population attract these companies. For example India has over 30 million patients suffering from type II diabetes, accounting for 20 percent of the global diabetic population

This business segment is expected to see increased activity in India and your company is - with its large patient volumes, world renowned investigators and consultants, and state-of-the-art laboratory infrastructure - all set to leverage this potential.

Internal control systems and their adequacy

Your company has proper and adequate system of internal controls to ensure that all assets are safeguarded, and protected against loss from unauthorized use or disposition, and that transactions are authorized, recorded and reported correctly.

The internal control system is supplemented by extensive internal audits, regular reviews by management and well-documented policies and guidelines to ensure reliability of financial and all other records to prepare financial statements and other data.

Your company has Independent Internal Auditors who continuously monitor all the operations of the Company. The Internal Audit Department constantly reviews the system / processes and brings to the notice of the management the recommendations for strengthening the system. The Internal Audit Department reviews the implementation of the recommendations. The Department suggests the methods to have checks and balances for each department.

The Internal Audit Department appraises periodically about its activities and audit findings to the Senior Management, Audit Committee and Board.

Cautionary Statement

Statements in this management discussion and analysis describing the company's objectives, projections, estimates and expectations may be 'forward looking statements' within the meaning of applicable laws and regulations. Actual results may differ substantially or materially from those expressed or implied. Important development that could happen after your company's performance include, increase in material costs, technology developments, significant changes in political and economic environment, tax laws and labour relations.

Clinical Governance

Clinical governance at Apollo aims at improving the quality of clinical care at all levels of healthcare provision. Clinical Governance instituted at Apollo Hospitals sets out to ensure:

- That systems to monitor the quality of clinical practice are in place and are functioning properly
- That clinical practice is reviewed and improved as a result
- And that clinical practitioners meet standards, such as those issued by the Medical Council of India, Indian Medical Association and as per existing International practices.

Clinical governance puts in place a controls assurance function for the systems of clinical quality management. The systems embraced by clinical governance cover four basic dimensions, namely: professional performance (technical quality), resource use (efficiency), risk management (the risk of injury or illness associated with the services provided) and patient satisfaction with services provided. The system covers:

- Clinical Audits
- Clinical Risk Management
- Evidence based Clinical Practice
- Developing Guidelines and Protocols
- Continuous Education for Clinical Staff
- Audit of Consumer Feedback
- Development of Clinical Leadership Skills
- Accreditation of Hospitals and Provider Groups

Apollo hospitals encourage a learning culture and seek ways to improving care as a matter of routine, learning from both good and not so good, providing routine feedback on performance, investing in clinical and management information systems and making good use of the information generated from the systems.

A collaborative ethos with multidisciplinary teams ensures the highest commitment to quality care and patient safety. These committees/teams instituted provide a framework for measurement and improvement activities related to patient care and organizational performance. The clinical governance committees instituted can be categorized into three:

1. Clinical Standards Committee
2. Risk Management Committees (Clinical and Environmental Risk)
3. Patient Issue Committee

Clinical Standards Committee: The clinical standards committee is responsible for the following functions,

- Clinical Guideline Development
- Critical Care Delivery
- Nutrition Advisory
- Drugs and Therapeutic Management
- Clinical Audit

Risk Management Committee: The risk management committee is responsible for the following functions,

- Credentialing
- Infection Control
- Blood Transfusion
- Radiation Protection Advisory
- Code Blue/Resuscitation
- Medical Devices
- Medical Records/Information Management

Patient Issues Committee: The patient issues management committee is responsible for the following functions,

- Ethics
- Customer Feedback Review
- Patient Rights and Education

Apollo Hospitals has embarked on the challenging journey of International accreditation and benchmarking for its quality management systems. After successfully achieving the ISO 9001:2000 standards of the International Organization for Standardization, Geneva, it has now set about meeting requirements laid down by the Joint Commission International- the international accrediting arm of the Joint Commission for Accreditation of Healthcare Organizations (JCAHO). This initiative shall further enhance the clinical governance process in the organization. The differences between ISO certification and JCI accreditation are briefly given below,

ISO	JCI
Adherence to specific requirements and assessing for its conformance and continual improvement	Recertified once in 3 years with Surveillance once in 9 months
Process approach	Outcome approach
Common standards to prove quality management capabilities	Standards with emphasis on clinical assessment and patient care

Your company expects the following benefits from the ongoing JCI initiative,

- Re-emphasizes, Focus on Customer
- Maintain Leadership in Healthcare Delivery
- Enhance International Recognition
- Expand International Customer Base
- Move Into the Era of Managed Health Care



Investments in Technology

Adopting cutting-edge technology goes hand in hand with providing world-class healthcare. Apollo has always believed in this and this year we have invested over Rs. 30 crores in new technology.

PET-CT Scanner

Two of the most sophisticated diagnostic tools ever developed have been combined into one - the PET/CT Scanner. In one continuous full-body scan, which usually averages about 30 minutes, PET can detect minute changes in the body's metabolism caused by the growth of abnormal cells while CT simultaneously pinpoints the exact size, shape, and location of diseased tissue.

The images are so precise that they can help reduce unnecessary tests and biopsies, and will guide doctors in deciding what treatment works best for their cancer patients.

Apollo Hospitals will be the first hospital in India to offer this leading-edge technology.

MRI Scanners

Apollo Hospitals has the state of the art 1.5 Tesla Super Conducting magnet MRI. In addition to the routine MRI studies, special studies like MR Angiography, Perfusion and Diffusion imaging, MR Spectroscopy and Cardiac Imaging can be carried out through this MRI scanner.

Flat Panel Cath Lab

Apollo Hospitals has the latest Cardio Vascular Imaging, belonging to the Philip Allura Series (Model Cath Lab being Allura Xper FD10).The dyanamic flat deductor provides better image quality with low dose fluroscopy. It uses rotational scan, Stent boost for better visualization of the coronaries.

This greatly enhances Apollo's ability to care for cardiac patients.

Linear Accelerator

A linear accelerator (LINAC) is the device most commonly used for external beam radiation treatments for patients with cancer. The linear accelerator can also be used in stereotactic radiosurgery similar to that achieved using the gamma knife to targets within the brain. The linear accelerator can also be used to treat areas outside of the brain. It delivers a uniform dose of high-energy x-ray to the region of the patient's tumor. These x-rays can destroy the cancer cells, while sparing the surrounding normal tissue.

The LINAC is a great aid in Apollo's fight against cancer.

Auditors' Report

to the members

1. We have audited the Attached Balance Sheet of APOLLO HOSPITALS ENTERPRISE LIMITED as at 31st March 2004, and the related Profit and Loss Account of the Company for the year ended on that date annexed thereto and the cash flow statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We have also considered the independent audit observations of the divisional auditors for the Pharmacy & Projects Division, Hyderabad Division and Bilaspur Division for forming an opinion on the accounts for the respective Divisions.

4. As required by the Companies (Auditors Report) Order, 2003 issued in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraphs 4 and 5 of the said order, to the extent applicable.

5. Further to our comments in the Annexure referred to in paragraph 4 above, we report that:

   (i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

   (ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books;

   (iii) The Balance Sheet and Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

(iv) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards specified by the Institute of Chartered Accountants of India, referred to in subsection (3C) of Section 211 of the Companies Act, 1956 ;

(v) On the basis of written representations received from the Directors, as on 31st March 2004 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31.03.2004 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

(vi) In our opinion and to the best of our information and according to the explanations given to us, the said accounts, give the information required by the Companies Act, 1956, in the manner so required, and give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) In the case of Balance Sheet, of the State of Affairs of the Company as on 31st March 2004;

(b) In the case of the Profit and Loss Account, of the PROFIT for the year ended on that date; and

(c) In the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore,
Chennai - 600 004.

For **M/s. S. Viswanathan**
Chartered Accountants

V.C. Krishnan
Partner

Place: Chennai
Date: 25th June, 2004.

Annexure

to the Auditors' Report

1. The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets.
2. The Fixed Assets of the company have been physically verified and reconciled by the Management during the year and no material discrepancies were noticed on such verification.
3. The Fixed Assets that have been sold/disposed off during the year do not constitute a substantial part of the total fixed assets of the company. Hence the going concern concept has not been affected.
4. Stock of stores, spare parts, consumables, chemicals and medicines are being physically verified at reasonable intervals by the Management.
5. In our opinion and according to the information and explanations given to us, the procedures of physical verification of stores, spare parts, consumables, chemicals & medicines followed by the management are reasonable and adequate in relation to the size of the company and the nature of its business.
6. In our opinion and according to the information and explanations given to us, the discrepancies noticed between the physical stocks as verified and book records were not material, and the same have been properly dealt with in the books of account.
7. (a) According to the information and explanations given to us, there is only one company covered in the register maintained under Section 301 of the Companies Act, 1956 to which the company has granted loans. The maximum amount involved during the year was Rs. 16,750,000/- and the year end balance of loans granted to this Company was Rs. Nil.

   (b) In our opinion and according to the information and explanation given to us no specific terms and conditions of repayment have been specified but the rate of interest has been defined as the existing bank rate. However in our opinion the loan that had been given to the Company listed in the register maintained under section 301 of the Companies Act, 1956 is not prima facie prejudicial to the interest of the Company.

   (c) According to the information and explanation given to us, the Company has been regular in the payment of interest and also the principal amount.

   (d) There are no over due amounts of loans given to the Company listed in the register maintained under section 301 of the Companies Act, 1956.
8. In our opinion and according to the information and explanations given to us, and having regard to the explanation that some of the items purchased are of special nature and suitable alternatives do not exist for obtaining comparable quotations, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, medicines including components, plant & machinery, equipment and other assets and for sale of goods and services. During the course of our audit, we have not observed any major weaknesses in internal controls.
9. (a) To the best of our knowledge and belief and according to the information and explanations given to us, we are of the opinion that the transactions that need to be entered in to the register maintained under section301 of the Companies Act, 1956 have been so entered.

   (b) In our opinion and according to the information and explanations given to us, transactions made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and exceeding the value of Rupees five lakhs in respect of a party during the year have been made at a prices which are reasonable having regard to prevailing market prices at the relevant time where such market prices are available.

10. In our opinion and according to the information and explanations given to us, the Company has complied with the directive issued by the Reserve Bank of India and provisions of Section 58A and Section 58AA of the Companies Act 1956 and Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public including unclaimed deposits matured in earlier years that are outstanding during the year. To the best of our knowledge and according to the information and explanations given to us no order has been passed by the Company Law Board.

11. The Company has firms of Chartered Accountants as Internal Auditors for its various divisions and pharmacies including a private limited company. On the basis of the reports submitted by them to the management, in our opinion, the internal audit system is reasonable having regard to the size and nature of its business.

12. According to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 for any of the activities of the Company.

13. According to the information and explanations given to us, the Company is regular in depositing with appropriate authorities undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees State Insurance, Income Tax, Sales Tax, Customs Duty, Cess and other statutory dues applicable to it. To the best of our knowledge and according to the information and explanations given to us, there are no arrears of outstanding statutory dues as at 31st March 2004 for a period of more than six months from the date they become payable.

    To the best of our knowledge and belief and according to the information and explanations given to us, wealth tax and excise duty are not applicable to this Company.

14. According to the information and explanations given to us, there are no dues disputed with respect to Cess. According to the informations and explanations given to us, details of dues of Sales Tax, Income Tax and Customs Duty which have not been deposited on a account of any dispute are given below:

Particulars	Financial Years to which the matters pertains	Forum where dispute is pending	Amount (Rs. in Millions)
Sales Tax	1988-1990	Tamilnadu Sales Tax Appellate Tribunal	511,766
Customs Duty	1996, 1997	Before Assistant Collector of Customs, Chennai and Hyderabad	99,700,026
Income Tax	1994-2000	Income Tax Appellate Tribunal, Chennai, Tamilnadu	23,726,347

In case of Sales Tax, the Company has not deposited a sum of Rs. 511,766/- and disputed the claim. The dispute is pending before the Tamil Nadu Sales Tax Appellate Tribunal. Also refer Schedule J Clause 3(e)(i) & (ii).

In the case of Customs duty, the Company has not deposited a sum of Rs. 99,700,026/- and disputed the claim. The dispute is pending before Assistant Collector of Customs, Chennai and Hyderabad. Also refer Schedule J Clause 3(c).

In respect of disputed Income Tax Claims of Rs. 23,726,347/- the matter of deposit does not arise as the Income Tax Authorities have adjusted such dues against refunds due to the Company. The matters are pending before the Income Tax Appellate Tribunal.

To the best of our knowledge and belief and according to the information and explanations given to us, wealth tax and excise duty are not applicable to this Company.

15. According to the information and explanations given to us, the Company has no accumulated losses. The Company has also not incurred cash losses during the financial year and the immediately preceding financial year.

16. According to the information and explanations given to us, the Company has not defaulted in repayment of any dues to the financial institutions, banks and debenture holders.
17. According to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
18. In our opinion and according to the information and explanations given to us, the provisions of any special statute, applicable to Chit Funds/Nidhi/Mutual Benefit Funds/Societies do not apply to the Company.
19. In our opinion, the Company is not a Chit Fund/Nidhi/Mutual Benefit Fund/Society. Therefore the provisions of clause 4(xiii) of the Companies (Auditors Report) Order, 2003 are not applicable to the Company.
20. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, clause 4(xiv) of the order is not applicable.
21. In our opinion and according to the information and explanations given to us, the Company has given guarantees for loans taken by a subsidiary from banks and financial institutions, the terms and conditions there of are not prejudicial to the interest of the Company.
22. In our opinion and according to the information and explanations given to us, the Company has availed term loans and were applied for the purpose for which the loans were obtained.
23. In our opinion and according to the information and explanations given to us, the Company has not used any short term funds to pay off long term investments and vice-versa.
24. According to the information and explanations given to us, the Company has not made any preferential allotment of shares to parties and companies, covered in the Register maintained under Section 301 of the Companies Act, 1956.
25. According to the information and explanations given to us, the Company has created securities for debentures issued.
26. According to the information and explanations given to us, the Company has not raised any money, by public issue, during the year.
27. According to the information and explanations given to us, by the Company, no fraud on or by the Company has been noticed or reported, during the year.

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore,
Chennai - 600 004.

For **M/s. S. Viswanathan**
Chartered Accountants

V.C. Krishnan
Partner

Place: Chennai
Date: 25th June, 2004.

Balance Sheet

as at 31st March 2004

		Schedule	31.03.2004 Rs.	Rs.	31.03.2003 Rs.	Rs.
1.	Sources of Funds					
	(i) Share Holders' Funds					
	(a) Share Capital	A	395,186,880		395,186,880	
	(b) Reserves & Surplus	B	2,071,555,641	2,466,742,521	1,864,558,995	2,259,745,875
	(ii) Loan Funds					
	(a) Secured Loans	C	916,261,993		1,118,302,314	
	(b) Unsecured Loans	D	647,625,224	1,563,887,217	591,547,641	1,709,849,955
	Total			**4,030,629,738**		3,969,595,830
2.	Application of Funds					
	(I) Fixed Assets	F				
	(a) Gross Block		3,946,247,611		3,600,839,133	
	(b) Less depreciation		1,232,187,391		1,061,446,007	
	(c) Add: Capital Work in progress		4,495,248		67,397,336	
	(d) Net Block		2,718,555,468		2,606,790,462	
	(e) Less: Lease adjustment		-		14,141,568	
				2,718,555,468		2,592,648,894
	(ii) Investments	G		909,703,681		924,170,117
	(iii) Current Assets, Loans & Advances	H				
	(a) Current Assets		1,198,277,422		1,070,626,776	
	(b) Loans & Advances		804,005,122		711,982,711	
			2,002,282,544		1,782,609,487	
	Less:					
	Current Liabilities & Provisions	E				
	(a) Current Liabilities		735,857,902		665,725,489	
	(b) Provisions		386,040,967		293,126,862	
	(c) Deferred Tax		534,498,611		448,914,180	
	Net Current Assets			345,885,064		374,842,956
	(iv) Misc. Expenditure (To the extent not written off or adjusted)	I		56,485,525		77,933,863
	Total			**4,030,629,738**		3,969,595,830

Schedules 'A' to 'I' and notes in Schedule 'J' form part of this Balance Sheet.

As per our report annexed

For M/s. S. Viswanathan
Chartered Accountants

V C Krishnan
Partner

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004.

Place : Chennai
Date : 25th June, 2004.

S.K. Venkataraman
Chief Financial Officer & Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Profit & Loss Account

for the year ended 31st March 2004

	Schedule	31.03.2004 Rs.	31.03.2003 Rs.
Income			
Income from Health Care Services		**4,997,655,398**	4,485,509,372
Expenditure			
(a) Operative expenses	I	2,641,844,764	2,380,845,416
(b) Payments to and provisions for employees	II	657,039,454	586,320,740
(c) Administration and other expenses	III	657,548,399	591,655,206
(d) Financial expenses	IV	191,609,759	230,532,916
(e) Preliminary & Other Expenses Incl.Public Issue		3,431,043	3,656,037
(f) Deferred revenue expenditure		26,417,295	27,378,661
Total		**4,177,890,714**	3,820,388,976
Profit Before Depreciation & Tax		**819,764,684**	665,120,396
Less: Depreciation		210,604,837	230,053,611
Less: Permanent Diminution in value of Investments		2,982,538	1,965,000
Less: Provision for loss on Investment		20,000,000	-
Profit Before Tax		**586,177,309**	433,101,785
Less: Provision for taxation		129,112,939	86,356,456
Less: Deferred tax		85,584,431	71,805,595
Profit After Tax		**371,479,939**	274,939,734
Add: DTL on impaired assets written back		-	90,827,904
Less: Capital redemption reserve		-	22,900
Surplus in Profit & Loss account brought forward		139,514,235	205,172,897
Amount available for Appropriations		**510,994,174**	570,917,635
Appropriations			
Dividend		138,315,408	118,556,064
Preference dividend payable		-	9,907
Dividend tax payable		17,721,662	15,189,996
Expenses relating to earlier years		3,011,321	14,440,966
Income tax paid relating to earlier years		5,434,902	17,378,563
Transfer to general reserve		125,000,000	265,827,904
Balance of profit in Profit & Loss a/c		221,510,881	139,514,235
Total		**510,994,174**	570,917,635
Basic and diluted earnings per share face value of (Rs. 10/-)		**9.40**	6.96

Schedules 'I' to 'IV' form part of this Profit and Loss Account.

As per our report annexed

For M/s. S. Viswanathan
Chartered Accountants

V C Krishnan
Partner

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004.

Place : Chennai
Date : 25th June, 2004.

S.K. Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Schedules

to the Balance Sheet

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (A)				
Share Capital				
Authorised				
60,000,000 Equity Shares of Rs.10/- each		600,000,000		600,000,000
1,000,000 - 10% Redeemable Cumulative Preference Shares of Rs.100/- each		100,000,000		100,000,000
		700,000,000		700,000,000
Issued				
39,785,197 equity shares of Rs.10/- each		397,851,970		397,851,970
Subscribed and Paid up				
39,518,688 equity shares of Rs.10/- each *	-	395,186,880		395,186,880
*Includes 918,298 shares alloted on conversion of first 2 years interest on debentures and 20% on the face value of Debentures and 20,812,231 equity shares alloted to the shareholders of amalgamated companies for consideration other than cash.				
SCHEDULE (B)				
Reserves & Surplus				
A. Capital Reserve				
(1) Profit on forfeited shares		414,120		414,120
(2) Revaluation Reserve*				
Balance as per last Balance sheet	-		103,133,472	
Less: Deletions	-	-	103,133,472	-
B. Capital Redemption Reserve				
Balance as per last Balance sheet	60,022,900		60,000,000	
Add : Additions	-		22,900	
		60,022,900		60,022,900
C. Share Premium		1,279,919,070		1,279,919,070
D. General Reserve				
Balance as per last balance sheet	182,643,566		163,966,422	
Less : Impairment loss**	-	-	247,150,760	
Add: Transferred during the Year	125,000,000		265,827,904	
		307,643,566		182,643,566
C/f		**1,647,999,656**		1,522,999,656

* Refer clause 1(F)b in schedule J

** Refer clause 1(M) in schedule J

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
B/f		**1,647,999,656**		1,522,999,656
E. Other Reserves				
(i) Investment Allowance Reserve		7,626,657		7,626,657
(ii) Foreign Exchange Fluctuation Reserve		186,595		186,595
(iii) Debenture Redemption Reserve *		176,385,710		176,385,710
(iv) Profit & Loss Account		221,510,881		139,514,235
(v) Capital reserve				
Balance as per last balance sheet		17,846,142		17,846,142
Total		**2,071,555,641**		1,864,558,995

* Refer clause 13 In schedule J

SCHEDULE (C)

Secured Loans

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
A. Non-Convertible Debentures				
(i) 15.5% Debentures		-		34,000,000
(ii) 15.5% Debentures from IDBI & UTI		-		33,333,332
(iii) 10.8% Debentures		250,000,000		250,000,000
(iv) 8.57% Debentures		200,000,000		200,000,000
(v) 7.27% Debentures		100,000,000		-
B. Loans and Advances From Banks				
(i) Cash credit		28,465,820		116,475,782
(ii) Project Term loans		-		44,007,834
C. Other Loans & Advances				
(i) Project Loans				
(a) UTI BANK		106,000,000		150,500,000
(b) IDBI		6,750,000		15,750,000
(c) UTI BANK		82,500,000		112,500,000
(ii) LIC Housing Finance	-		1,000,000	
Add: Interest accrued and due	-	-	15,712	1,015,712
(iii) Hire purchase loans		154,075		445,423
(iv) Housing Development Finance Corporation		6,252,098		10,274,231
(v) Rabo Bank		-		150,000,000
(vi) ECB (Bank of Bahrain & Kuwait)		136,140,000		-
Total		**916,261,993**		1,118,302,314

*Refer clause 5 in Schedule 'J' for details & security.

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (D)				
Unsecured Loans				
i. Fixed Deposits				
(a) Others		377,579,641		461,497,641
ii. Short Term Loans & Advances				
(a) From Others		50,000		50,000
iii. Other Loans & Advances				
(a) Short term loans from Canara Bank		-		30,000,000
(b) Short term loans from HDFC		169,995,583		100,000,000
(c) Short term loans from SBM		100,000,000		-
Total		**647,625,224**		591,547,641
SCHEDULE (E)				
Current Liabilities & Provisions				
A) Current Liabilities				
i. Acceptances		133,229,646		63,129,963
ii. Sundry Creditors				
(a) For Goods	271,751,267		294,142,965	
(b) For Expenses	60,215,608		42,088,908	
(c) For Capital Goods	35,522,390		39,422,531	
(d) For Others	18,266,035		15,891,200	
		385,755,300		391,545,604
iii. Advances				
(a) Inpatient deposits	36,862,010		33,105,925	
(b) Rent	269,000		119,000	
(c) Others	5,060,075		35,384,202	
		42,191,085		68,609,127
iv. Unpaid Dividend		10,008,193		9,689,415
v. Unpaid Deposits		14,574,000		15,559,000
vi. Other Liabilities				
(a) Tax Deducted at source	13,609,144		12,151,054	
(b) Retention money of capital contracts	1,082,941		63,622	
(c) Outstanding expenses	94,394,696		62,590,273	
		109,086,781		74,804,949
vii. Interest accrued but not due		41,012,897		42,387,431
B) Provisions				
(a) For Taxation	233,191,456		160,958,205	
(b) For Dividend				
Equity shares	138,315,408		118,556,064	
(c) Bonus	9,969,437		9,655,003	
(d) Staff Benefits	4,564,666		3,957,590	
		386,040,967		293,126,862
C) Deferred Tax		534,498,611		448,914,180
Total		**1,656,397,481**		1,407,766,531

* Refer Clause 18 in Schedule 'J'

SCHEDULE (F) - FIXED ASSETS

Sl. No.	Description	GROSS BLOCK			DEPRECIATION BLOCK					NET BLOCK	
		As on 31.03.2003 Rs.	Additions Rs.	Deletions Rs.	As on 31.03.2004 Rs.	Upto 31.03.2003 Rs.	For the year (withdrawn) Rs.	Deletions Rs.	Total as on 31.03.2004 Rs.	As on 31.03.2004 Rs.	As on 31.03.2003 Rs.
1.	Goodwill	256,000	-	-	256,000	-	-	-	-	256,000	256,000
2.	Land	173,601,920	3,087,858	-	176,689,778	-	-	-	-	176,689,778	173,601,920
3.	Building*	559,356,099	18,113,699	-	577,469,798	98,674,920	11,065,842	-	109,740,762	467,729,036	460,681,179
4.	Leasehold Building**	139,132,388	31,280,655	-	170,413,043	14,473,618	7,114,270	-	21,587,888	148,825,155	124,658,770
5.	Medical Equipment & Surgical Instruments	1,742,263,707	270,807,779	15,422,122	1,997,649,364	593,666,559	123,865,606	5,848,608	711,683,557	1,285,965,807	1,148,597,148
6.	Electrical Installations & Generators	321,478,347	24,262,571	10,900	345,730,018	105,886,555	16,429,536	10,900	122,305,191	223,424,827	215,591,792
7.	Airconditioning Plant & Airconditioners	99,549,951	17,900,442	-	117,450,393	32,770,596	5,031,639	-	37,802,235	79,648,158	66,779,355
8.	Office Equipment	181,216,819	22,192,624	4,387,396	199,022,047	67,134,842	19,135,479	1,836,020	84,434,301	114,587,746	114,081,977
9.	Furniture & Fixtures	215,040,671	25,015,903	947,645	239,108,929	82,478,657	17,844,196	327,952	99,994,901	139,114,028	132,562,014
10.	Fire Fighting Equipment	2,659,861	-	-	2,659,861	1,489,041	102,318	-	1,591,359	1,068,502	1,170,820
11.	Boilers	1,404,364	66,434	-	1,470,798	736,538	34,220	-	770,758	700,040	667,826
12.	Kitchen Equipment	10,880,081	1,043,567	-	11,923,648	3,258,287	616,260	-	3,874,547	8,049,101	7,621,794
13.	Refrigerators	7,432,891	828,634	-	8,261,525	1,429,080	369,267	-	1,798,347	6,463,178	6,003,811
14.	Vehicles	60,963,054	7,216,250	1,857,874	66,321,430	22,283,830	5,740,673	401,521	27,622,982	38,698,448	38,679,224
15.	Wind Electric Generator	31,820,980	-	-	31,820,980	8,482,828	497,735	-	8,980,563	22,840,417	23,338,152
16.	Work-in-Progress	67,397,336	(62,902,089)	-	4,495,247	-	-	-	-	4,495,247	67,397,336
	Leased Assets:										
17.	Medical Equipment	53,782,000	-	53,782,000	-	28,680,656	2,757,796	31,438,452	-	-	25,101,344
	TOTAL	**3,668,236,469**	**358,914,328**	**76,407,937**	**3,950,742,859**	**1,061,446,007**	**210,604,837**	**39,863,453**	**1,232,187,391**	**2,718,555,468**	**2,606,790,462**

* Refer clause 1(F) (b) of Schedule J. ** Refer clause 1(D) (vi) of Schedule J

	Face Value Rs.	31.03.2004 No. of Equity Shares	31.03.2004 Value Rs.	31.03.2003 No. of Equity Shares	31.03.2003 Value Rs.
SCHEDULE (G)					
Investments					
Non-Trade Investments (At Cost)					
1. Investment in Government Securities					
National Savings Certificate			35,800	-	35,800
2. Quoted					
(a) Long Term - Others:					
Indraprastha Medical Corporation Limited Market Value as on 31.03.2004 Rs.16.60 Per share	10	13,132,457	139,978,412	13,132,457	139,978,412
The Lanka Hospitals Corporation Ltd (Quoted in Colombo stock exchange)					
Market Value as on 31.03.2004 SLR.12.00 Per share	10 (SLR)	48,015,000	267,298,432	48,015,000	267,298,433
(b) Short Term - Others :					
Pudumjee Pulp & Paper Mills Limited Market Value as on 31.03.2003 Rs.18.25 Per share	10	-	-	400	6,580
Industrial Development Bank of India Market Value as on 31.03.2003 Rs.16.55 Per share	10	-	-	1,440	23,544
IDBI Bank Market Value as on 31.03.2003 Rs.22.50 Per share	10	-	-	2,500	45,000
Indian Overseas Bank Market Value as on 31.03.2003 Rs.15.75 Per share	10	-	-	3,600	31,860
Andhra Bank Market Value as on 31.03.2003 Rs.26.65 Per share	10	-	-	22,800	201,780
3. Unquoted					
(a) Long Term - Others:					
Universal Quality Services, Dubai	1,000 (DHS)	3,332	21,363,448	3,332	41,363,448
Pinakini Hospitals Limited	10	161,440	1,224,200	161,440	1,224,200
Kurnool Hospitals Enterprise Limited	10	151,200	1,732,500	176,400	2,394,000
Sterling (Gujarat) Hospitals Limited	10	-	-	190,000	950,000
Family Health Plan Limited	10	490,000	4,900,000	490,000	4,900,000
Apollo Gleneagles Hospital Limited	10	20,775,197	54,121,930	20,775,197	54,121,930
C/f			**490,654,722**		512,574,987

	Face Value Rs.	31.03.2004 No. of Equity Shares	31.03.2004 Value Rs.	31.03.2003 No. of Equity Shares	31.03.2003 Value Rs.
B/f			490,654,722		512,574,987
(b) Long Term - Subsidiaries:					
Unique Home Health Care Limited	10	823,012	7,400,000	123,012	400,000
Apollo Health Street Limited	10	6,100,000	61,000,000	6,100,000	61,000,000
Apollo Hospitals International Limited (formerly Akshaya Apollo Hospitals Limited)	10	22,330,000	223,300,000	22,330,000	223,300,000
AB Medical Centres Limited	1,000	16,800	21,799,899	16,800	21,799,899
Apollo Health & Lifestyle Limited	10	1,500,000	15,000,000	900,000	9,000,000
(c) Short Term - Others:					
Armaan Electricals Limited	10	-	-	200	2,000
NIS Sparta Limited	10	60,000	2,430,052	60,000	2,430,052
4. Advance for Investments in shares for various projects under construction		-	88,119,008		93,663,179
Total			**909,703,681**		924,170,117

	31.03.2004 Rs.	31.03.2004 Rs.	31.03.2003 Rs.	31.03.2003 Rs.
SCHEDULE (H)				
Current Assets, Loans & Advances				
A. *Current Assets*				
a. Inventories (at cost)				
(i) Medicines	173,916,161		143,500,617	
(ii) Stores, spares	49,911,650		43,808,885	
(iii) Lab Materials	5,950,128		10,229,165	
(iv) Surgical Instruments	54,341,423		48,986,015	
(v) Other Consumables	48,114,598		46,086,043	
(As taken, certified, and valued by management)		332,233,960		292,610,725
b. Sundry Debtors (Refer clause 14 schedule J)				
(i) *Debtors Outstanding for a period exceeding six months*	277,669,460		230,331,656	
(ii) Others	444,814,362		454,995,382	
Less : provision for Bad debts	-	722,483,822	2,491,169	682,835,869
c. Cash and Bank Balances				
(i) Cash on hand	11,106,361		7,956,577	
(ii) In current A/C with scheduled banks	115,258,862		75,790,564	
(iii) In Deposit A/C with scheduled banks	17,194,417		11,433,041	
		143,559,640		95,180,182
C/f		**1,198,277,422**		1,070,626,776

		31.03.2004		31.03.2003	
		Rs.	Rs.	Rs.	Rs.
	B/f		**1,198,277,422**		1,070,626,776
B. Loans and Advances					
(Refer clause 14 schedule J)					
a. **Advances**					
(i) For capital items		758,852		5,384,167	
(ii) To suppliers		6,934,232		14,357,379	
(iii) Other advances		267,968,205		264,475,315	
(iv) Staff advances		2,610,110		6,972,329	
b. Subsidiaries					
(a) Unique Home Health Care Limited		244,427		297,710	
(b) Apollo Health Street Limited		6,364,822		5,814,810	
(c) Apollo Health & Lifestyle Limited		41,998,101		36,091,033	
(d) A B Medical Centers Limited		17,686,731		17,675,081	
(e) Apollo Hospitals International Limited (formerly Akshaya Apollo Hospitals Limited)		10,152,828	354,718,308	525,138	351,592,962
c. Advance tax			240,826,034		167,826,034
d. Deposits					
(a) With Government		25,056,188		23,047,116	
(b) With others		83,272,285		93,027,431	
			108,328,473		116,074,547
e. Prepaid expenses			28,653,487		17,248,478
f. Rent receivables			2,194,106		1,621,500
g. Service charges receivables			1,756,912		1,421,788
h. Tax deducted at source			55,914,288		44,391,600
i. Interest receivable			10,268,514		9,470,052
j. Franchise Fees Receivable			-		725,000
k. Royalty Receivable			1,345,000		1,610,750
Total			**2,002,282,544**		1,782,609,487

SCHEDULE (I)

Miscellaneous Expenditure

(To the extent not written off or adjusted)

	31.03.2004 Rs.	31.03.2003 Rs.
(a) Preliminary & Other Expenses Including commission, brokerage underwriting of subscription of shares and debentures	11,554,000	14,985,043
(b) Deferred Revenue Expenditure	44,931,525	62,948,820
Total	**56,485,525**	77,933,863

Schedules

to the Profit & Loss Account

		31.03.2004		31.03.2003	
		Rs.	Rs.	Rs.	Rs.
SCHEDULE - I					
Operative Expenses					
(a)	**Material Consumed**				
	Opening Stock	270,277,971		260,872,633	
	ADD				
	Purchases	2,431,215,627		2,165,824,021	
	Customs Duty	3,058,144		3,664,333	
	Freight Charges	2,796,486		966,723	
		2,707,348,228		2,431,327,710	
	Less: Closing Stock	310,796,063	2,396,552,165	270,277,971	2,161,049,739
(b)	Fees to Consultants		793,684		954,780
(c)	Power & Fuel		181,324,395		167,629,411
(d)	House Keeping Expenses		37,348,466		30,138,160
(e)	Water Charges		25,826,054		20,868,314
(f)	Other Expenses		-		205,012
	Total		**2,641,844,764**		2,380,845,416
SCHEDULE - II					
Payments to and Provisions for Employees					
(a)	Salaries & Wages		549,948,441		496,530,554
(b)	Contribution to Provident Fund		32,049,437		23,979,099
(c)	ESI		1,514,233		1,391,746
(d)	Gratuity		10,142,558		8,560,343
(e)	Staff Welfare Expenses		49,723,250		42,349,315
(f)	Staff Education & Training		3,692,098		3,854,680
(g)	Bonus		9,969,437		9,655,003
	Total		**657,039,454**		586,320,740

		31.03.2004		31.03.2003	
		Rs.	Rs.	Rs.	Rs.
SCHEDULE - III					
Administrative & Other Expenses					
(a)	Rent		100,002,668		83,061,911
(b)	Rates & Taxes		20,950,261		16,520,124
(c)	Printing & Stationery		42,465,457		39,338,309
(d)	Postage & Telegram		17,500,281		15,982,368
(e)	Insurance		16,448,769		13,687,198
(f)	Directors Sitting Fees		240,000		250,000
(g)	Advertisement, Publicity & Marketing		86,989,604		82,361,680
(h)	Travelling & Conveyance		63,436,652		53,847,520
(i)	Subscriptions		2,139,130		878,940
(j)	Security Charges		13,890,582		12,343,619
(k)	Legal & Professional Fees		33,339,303		27,429,837
(l)	Entertainment		5,109,514		3,292,734
(m)	Hiring Charges		2,973,891		4,238,349
(n)	Seminar Expenses		296,006		871,405
(o)	Audio & Video Charges		10,053,010		9,521,817
(p)	Telephone Expenses		9,426,662		9,496,400
(q)	Books & Periodicals		2,587,370		2,899,326
(r)	Miscellaneous Expenses		12,091,017		11,157,799
(s)	Bad Debts Written Off		42,846,730		52,523,313
(t)	Donations		479,781		2,035,060
(u)	Audit Fee		1,012,723		1,044,758
(v)	Provision for Bad Debts		-		2,491,169
(w)	Repairs & Maintenance				
	i. Building	45,759,486		28,199,982	
	ii. Equipments	92,950,269		84,599,322	
	iii. Vehicels	3,004,596		6,206,998	
	iv. Office Maintenance & Others	29,893,103	171,607,454	25,233,467	144,239,769
(x)	Advances/Debit Balances Written Off		-		881,072
(y)	Loss on Sale of Investment		137,093		718,866
(z)	Loss on Sale of Assets		911,151		-
(aa)	Royalty Paid		613,290		541,863
	Total		**657,548,399**		591,655,206
SCHEDULE - IV					
Financial Expenses					
a.	Interest on				
	i. Fixed Loans	101,926,951		125,957,922	
	ii. Fixed Deposits	45,469,072		63,565,153	
	iii. Debentures	28,628,295		20,394,545	
	iv. Other Unsecured Loans	3,793		991,862	
			176,028,111		210,909,482
b.	Bank Charges		8,915,162		6,207,352
c.	Brokerage & Commission		1,189,608		9,756,338
d.	Leasing Charges		5,476,878		3,659,744
Total			**191,609,759**		230,532,916

Schedule-J

ACCOUNTING POLICIES & NOTES FORMING PART OF ACCOUNTS

1. ACCOUNTING POLICIES

A. Basis of Preparation of Financial Statements:

The financial statements are prepared under the historical cost convention under accrual method of accounting and as a going concern, in accordance with the Generally Accepted Accounting Principles (GAAP) prevalent in India and the Mandatory Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI) and according to the provisions of the Companies Act, 1956.

B. Inventories:

a. The inventories of all medicines, medicare items traded and dealt with by the Company are valued at cost applying the FIFO method.

b. Stock of provision, stores, stationery and housekeeping items are stated at cost applying the FIFO method.

c. Surgical instruments, linen, crockery and cutlery are subject to 1/3 write off wherever applicable.

d. Imported Inventory:

(i) Stocks already paid for are accounted for at the exchange rates prevailing at the respective dates of payment.(Refer point no. 27 in the Notes forming Part of Accounts.)

(ii) Stocks for which payments were still outstanding on 31st March, 2004 are accounted for at the applicable exchange rates prevailing on that date.

C. Prior Period Items:

Prior period expenses and income are separately classified, identified and dealt with as required under Accounting Standard 5 on 'Prior Period and Extraordinary items and Changes in Accounting Policies' issued by the Institute of Chartered Accountants of India.

D. Depreciation:

(i) Depreciation has been provided

a. On assets installed after 1st April, 1987 on straight line method at rates specified in Schedule XIV to the Companies Act,1956 on single shift basis.

b. On assets installed prior to 2nd April, 1987 on straight-line method at the rates equivalent to the Income Tax rates.

(ii) Depreciation on new assets acquired during the year has been provided at the rates applicable from the date of acquisition to the end of the financial year.

(iii) In respect of the assets sold during the year, depreciation has been provided from the beginning of the year till the date of its disposal.

(iv) In respect of leased out fixed assets, the company has adopted the method of depreciating such assets fully during the primary lease period in accordance with the individual lease agreements as per the Guidance note [1995] issued by the Institute of Chartered Accountants of India.

(v) Individual assets acquired for Rs. 5,000/- and below are fully depreciated in the year of acquisition.

(vi) Amortization:

i. The cost of land and building taken on lease by the company from Orient hospital, Madurai will be amortised over a period of 30 years though the lease is for a period of 60 years.

ii. Unrealised amounts on project development and pre-operative project expenses incurred at Bilaspur Hospital amounting to Rs.56,622,740/- (Rs. 56,622,740) are included in advances and deposits account. The above expenses incurred on project will be amortised over the balance lease period of 18 years. The amount amortised during the current year is Rs.3,145,708/- (Rs. 3,145,708) balance yet to be amortised as on 31.03.2004 is Rs.50,331,324/- (Rs. 53,477,032).

iii. Lease rentals on operating leases is recognised as an expense in the Profit & Loss account on straight line basis as per the terms of the agreement.

E. Revenue Recognition:

(i) Pharmacy Sales are stated net of returns, discounts and inclusive of Sales Tax.

(ii) Lease rental income is recognised on the basis of the implicit rate of return, in accordance with the Guidance note[1995] on Accounting for leases issued by the Institute of Chartered Accountants of India.

(iii) Lease rental income on operating leases is recognised as an income in the Profit and Loss account on straight line basis as per the terms of the agreement.

(iv) The Hospital collections of the company are net of discounts of Rs. 48,252,699/- (Rs.34,444,377/-)

(v) Hospital Project Consultancy income is recognised as and when it becomes due.

F. Fixed Assets:

a. All Fixed Assets have been valued at cost. Additional cost relating to the acquisition and installation of fixed assets are capitalised. Additional cost arising out of the increase in liability on account of fluctuations in foreign currency has been added to the cost of the assets.

b. Land which was revalued in prior years by Rs.103,133,472/- (Chennai Hospital Division = Rs.50,080,324/- and Hyderabad Hospital Division = Rs.53,053,148/-) was written back to its original cost in 2002-03.

c. Assets acquired under Hire Purchase agreements are capitalised to the extent of principal value, while finance charges are charged to revenue on accrual basis.

d. Interest on borrowings for acquisition of fixed assets and related revenue expenditure incurred for the period prior to the commencement of operations for the expansion activities of the company are capitalised.

G. Foreign Exchange Transactions:

a. Current assets and current liabilities are converted at closing year-end rates or contracted forward rates as applicable.

b. Exchange differences relating to Fixed Assets are adjusted in the cost of the asset.

c. Translated exchange losses or gains are dealt with in the Profit & Loss Account in accordance with AS 11 - "Accounting for the Effects of changes in Foreign Exchange Rates", issued by the ICAI.

d. Currency swap transactions:

Currency swap transactions are accounted for on the date of settlement and realised gain/loss in respect of settled contracts are recognised in the Profit and Loss account.

H. Investments:

a. i. Long-term investments are stated at cost to the Company.

ii. A provision for diminution, if any, is made to recognise the decline other than temporary in the value of Long term Investments.

b. Current Investments are valued at lower of cost or market value.

c. In case of foreign investments,

i. The cost is the rupee value of the foreign currency on the date of the Investment.

ii. The face value of the foreign investments is shown at the face value reflected in foreign currency of that related country.

I. Employee Benefits:

a. Gratuity:

The company has covered gratuity liability under the LIC's Group Gratuity cum Life Assurance Scheme.

b. Leave Encashment Benefits:

The Company has no 'Leave encashment scheme' as a part of 'Retirement Benefits Scheme'. The employees of the company are entitled to encash their unavailed leave accrued during the course of their employment in accordance with the Company's rules and regulations. The same is therefore accounted as and when claimed.

J. Segment Reporting:

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company with the following additional policies for Segment reporting:

(i) Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "unallocable expenses".

(ii) Inter segment revenue and expenses are eliminated.

K. Earnings Per Share:

In determining earnings per share, the company considers the net profit after tax, preference dividend and includes the post-tax effect of any extra-ordinary items.

The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises of the weighted average shares considered for deriving basic earnings per share.

L. Provision for Current and Deferred Tax:

(a) Income tax is computed using the tax effect accounting method, where taxes are accrued in the same period as and when the related revenue and expense arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions.

(b) The differences that result between the profit calculated for income tax purposes and the profit as per the financial statements are identified and thereafter deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered.

The tax effect is calculated on the accumulated timing differences at the beginning of this accounting year based on prevailing enacted or substantially enacted regulations.

M. Impairment:

During the year 2002-03 on a review of fixed assets certain selected Medical Equipment were identified and impaired. For the current year on a review as required by AS 28, the management is of the opinion that no impairment or reversal of loss is required.

N. Bad Debts Policy:

On the recommendation of the Audit Committee, the Board of Directors have approved a policy for Bad Debts.

O. Miscellaneous Expenditure:

Preliminary, Public Issue, Rights Issue Expenses and expenses on private placement of shares are amortised over 10 years.

P. Deferred Revenue Expenditure:

Special advertisement expenditure, Software expenses and expenditure incurred on the up gradation of the building of AB Medical Centers upto the commencement of the lease in the previous year are written off over a period of five years.

2. RELATED PARTY DISCLOSURES:

A. Enterprises over which Control Exists:

Subsidiaries:
- Unique Home Health Care Limited
- AB Medical Centers Limited
- Apollo Hospitals International Limited (formerly Akshaya Apollo Hospitals Limited)
- Apollo Health Street Limited
- Apollo Health and Lifestyle Limited

B. Other Related Parties with whom the Company had Transactions:

(i)	Fellow Subsidiaries:	Medvarsity Online Limited, Hyderabad
(ii)	Joint Venture	Universal Quality Services LLC, Dubai Apollo Gleneagles Hospital Limited, Kolkata
(iii)	Associates:	Family Health Plan Limited, Hyderabad The Lanka Hospitals Corporation Limited, Sri Lanka Indraprastha Medical Corporation Limited, New Delhi
(iv)	Key Management Personnel:	Dr. Prathap C Reddy. Smt. Preetha Reddy. Smt. Suneeta Reddy. Smt. Sangita Reddy. Shri. P. Obul Reddy

Sl. No.	Name of the related party	Nature of relationship	Nature of transactions	31.03.2004 Rs.	31.03.2003 Rs.
1.	Unique Home Health Care Ltd	Wholly owned Subsidiary	a) Investment in Equity	7,400,000	400,000
			b) Receivables as at year end	244,427	297,710
			c) Cumulative Deposits accepted	575,408	540,000
2.	A B Medical Centres Ltd	Wholly owned Subsidiary	a) Investment in Equity	21,799,899	21,799,899
			b) Unsecured loans given	17,686,731	17,675,081
			c) Other payables as at year end	6,672,000	948,000
			d) Lease rentals paid	7,200,000	1,200,000
3.	Apollo Health & Lifestyle Ltd	Wholly owned Subsidiary	a) Investment in Equity	15,000,000	9,000,000
			b) Share application money		
			c) Pending allotment	-	6,000,000
			d) Unsecured loans given	36,107,494	36,091,033
			e) Interest receivables	3,110,269	1,090,708
			f) Royalty receivable	1,345,000	947,500
			g) Rent received	311,582	283,250
			h) Software expenses paid	-	80,000
			i) Advance given	5,890,607	4,111,287
4.	Apollo Health Street Ltd	Subsidiary (73.41% stake in equity)	a) Investment in Equity	61,000,000	61,000,000
			b) Lease rent income	2,431,790	1,422,724
			c) Software Implementation expenses	11,320,000	7,184,162
			d) Receivables as at year end	6,364,822	6,323,699
			e) Advances	5,000,000	5,814,180
			f) Payables at year end for Software Implementation	385,820	2,662,340
5.	Apollo Hospitals International Ltd (Formerly Akshaya Apollo Hospitals Ltd.)	Subsidiary (55.35% stake in equity)	a) Investment in Equity	223,300,000	223,300,000
			b) Corporate Guarantee executed	763,000,000	905,500,000
			c) Receivable as at year end	4,053,838	15,630,415
			d) Advances	6,098,990	525,138
6.	Medvarsity Online Ltd.	Fellow Subsidiary	a) Investment in Equity by Apollo Health Street Ltd.	33,999,300,	33,999,300
			b) Advances receivables as at year end	954,762	223,884
			c) Rent received	638,880	580,800
7.	Emed Life.com	Fellow Subsidiary	a) Investment in Equity by Apollo Health Street Ltd.	-	4,583,917
8.	Indraprastha Medical Corpn. Ltd.	Associate	a) Investment in Equity	139,978,412	139,978,412
			b) Receivable as at year end for:		
			(1) Trading activities	21,663,530	37,540,399
			(2) Leasing activities	-	4,757,745

Sl. No.	Name of the related party	Nature of relationship	Nature of transactions	31.03.2004	31.03.2003
9.	The Lanka Hospitals Corpn. Ltd.	Associate	a) Investment in Equity b) Receivable as at year end for: (i) OMA / PMA Services (ii) Others	267,298,433 13,920,764 611,976	267,298,433 29,031,989 314,975
10.	Family Helath Plan Ltd.	Associate	a) Investment in Equity b) Receivables as at year end	4,900,000 9,164,873	4,900,000 8,007,231
11.	Universal Quality Services	Joint Venture	a) Investment in Equity b) Advance Investment	41,363,448 72,780,182	41,363,448 72,780,182
12.	Apollo Gleneagles Hospital Ltd	Joint Venture	a) Investment in Equity b) Unsecured loans given c) Advance given d) Receivables as at year end e) Corporate Guarantee	54,121,930 10,878,070 25,000,000 89,354,292 -	54,121,930 10,878,070 25,000,000 17,596,366 499,500,000
13.	Dr. Prathap C Reddy	Key Management Personnel (Executive Chairman)	(a) Commission Paid	30,346,832	21,903,164
14.	Smt. Preetha Reddy	Key Management Personnel (Managing Director)	(a) Commission Paid	12,138,733	8,761,266
15.	Smt. Suneeta Reddy	Key Management Personnel (Director-Finance)	(a) Salary and Allowances	1,500,000	1,500,000
16.	Smt. Sangita Reddy	Key Management Personnel (Director-Operations)	(a) Salay and Allowances	1,500,000	1,500,000
17.	Shri. P. Obul Reddy	Relative of Key Management Personnel (Director)	(a) Sitting Fees (b) Commission	30,000 150,000	45,000 150,000

3. CONTINGENT LIABILITIES:

a. Claims against the company not acknowledged as debts- Rs. 95,966,599/- (Rs.44,804,200/-).

b. Estimated amount of contracts remaining to be executed on capital account not provided for on account of the expansion cum diversification programme of the company Rs. 3,090,302/- (Rs.100,778,071/-).

c. The estimated customs duty guarantees given by the company in favour of the Assistant Collector of Customs, pending receipt of customs duty exemption certificates amounts to Rs.99,700,026/- (Rs. 99,700,026/-).

This is subject to the result of writ appeal pending in the Madras High Court with respect to the Chennai Hospital Division Rs.73,709,545/- (Rs. 73,709,545/-).

Application has been made for duty exemption certificates by the Pharmaceutical Division, which is pending with the Government. The estimated customs duty is Rs. 14,825,739/-. (Rs.14,825,739).

The Hyderabad division has executed bonds in favour of the President of India to the extent of Rs.11,164,742/- (Rs.11,164,742/-) pending its application for receipt of customs duty exemption certificates from the Government.

d. i) Letters of credit opened by various banks in favour of foreign suppliers for consumables, spares, medicines and medical equipment amounts to Rs.68,440,898/- (Rs. 7,244,894/-).

	2003-2004 Rs.	2002-2003 Rs.
ii) Bank Guarantees	2,551,993/-	270,493/-

iii) Corporate Guarantees

On Behalf of	In Favour of	2003-2004 (Rs.)	2002-2003 (Rs.)
Apollo Hospitals International Limited	HDFC	55.55 Crores	55.55 Crores
(formerly Akshaya Apollo Hospitals Limited)	IDBI	5.00 Crores	35.00 Crores
	IDFC	15.75 Crores	-
Apollo Gleneagles Hospital Limited	UTI Bank	-	49.95 crores
TOTAL		76.30 Crores	140.50 crores

e. (i) Additional liability, for payment of sales tax on work orders pursuant to court proceedings between contractors and the State governments-Rs.206,076/-(Rs.206,076/-) in the case of Chennai Division.

(ii) In respect of the claim for sales tax made by the Commercial Tax Department for Rs.305,690/- (Rs.305,690/-) for the year 1988-89 to 1992-93, the matter is under contest in the case of Pharmacy Division. The Commercial tax department has made no claims from the year 1993-1994 till date.

4. TERMS OF REDEMPTION OF DEBENTURES:

(a) 10.80% Non-Convertible Debentures privately placed with Indian Bank Ltd., Indian Overseas Bank Ltd., Jammu & Kashmir Bank Ltd., Andhra Bank Ltd. and Life Insurance Corporation of India shall be redeemed in three instalments of 33%,33% & 34% at the end of the 3rd, 4th and 5th year from the date of allotment (05.04.2002) respectively. Accordingly the debentures will be redeemed in April 2005, April 2006 and April 2007.

(b) 8.57% Non-Convertible Debentures privately placed with Karnataka Bank Ltd. shall be redeemed in three annual instalments at the end of the 3rd, 4th and 5th years from the deemed date of allotment (19.09.2002) respectively. Accordingly the debentures will be redeemed in September 2005, September 2006 and September 2007.

(c) 7.27% Non-Convertible Debentures privately placed with General Insurance Corporation of India and Karnataka Bank Ltd. shall be redeemed at par at the end of 5 years, if the put / call is not exercised at the end of 3rd year from the date of allotment.

5. DETAILS OF SECURED LOANS AND SECURITY

a. Debentures

(i) 10.80% Non-Convertible Debentures privately placed with Indian Bank Ltd., Indian Overseas Bank Ltd., Jammu & Kashmir Bank Ltd., Andhra Bank Ltd. and Life Insurance Corporation of India secured by:-

(a) An Equitable Mortgage of all immovable properties situated at No.21 Greams Lane , off. Greams Road, Chennai 600 006 and No. 320, Mount Road, Teynampet, Chennai-600 035 both present and future ranking paripassu with the existing loans.

(b) A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in ,or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about , any or all of the Company's factory premises or godown situated at No.21, Greams Lane, Off Greams Road,Chennai-600 006 and No.320, Anna Salai, Teynampet , Chennai-600 035, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or on order or delivery howsoever and wheresoever in the possession of the Company.

(ii) 8.57% Non-Convertible Debentures privately placed with Karnataka Bank Ltd. secured by:-

(a) An Equitable Mortgage all immovable properties situated at No.21 Greams Lane, Off. Greams Road, Chennai-600 006 and No. 320, Mount Road, Teynampet, Chennai-600 035: both present and future ranking paripassu with the existing loans.

(b) A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in ,or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about , any or all of the Company's factory premises or godown situated at No.21, Greams Lane, Off Greams Road, Chennai-600 006 and No. 320, Anna Salai, Teynampet , Chennai-600 035, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or on order or delivery howsoever and wheresoever in the possession of the Company.

(iii) 7.27% Non-Convertible Debentures privately placed with General Insurance Corporation of India and Karnataka Bank Limited, secured by:-

(a) All that piece and parcel of land measuring 43 grounds and 1200 sq.ft with all the buildings erected thereon comprised in Sr No.67/2 of Block No.13, bearing corporation Door No.21, Greams Lane, off. Greams Road, Chennai-6 together with all buildings and structures thereon, all plant & machinery attached to the earth & permanently fastened anything attached to the earth.

(b) The basement comprising plinth area of 13414 Sq.ft Ground floor comprising plinth area of 11694 Sq.ft. and lift machine room on the roof measuring 290 Sq.ft. constructed on the plot of land measuring 24 ground & 1400 sq.ft. comprising plot Nos. 1,2&3 covered by survey No.3856 situated at No.320 Mount Road, Teynampet, Chennai-35 together with all buildings and structures thereon, all plant & machinery attached to the earth and permanently fastened anything attached to the earth. Hypothecation of whole of the movable plant & machinery, machinery spares, tools & accessories other movable, both present and future(save and except book debts) whether installed or not and whether now lying or stored in or about or shall hereafter time to time during the continuance of the security of these present be brought into or upon or be stored or be in or about any or all of the company's factories premises or godowns situated at No.21 Greams lane, off. Greams Rd, Chennai-600 006 & No. 320, Mount Road, Teynampet, Chennai-600 035 in the state of Tamil Nadu or wherever else the same may be or be held by the party to the order or disposition of the company or in the course of transit or in high seas or in order or delivery howsoever and wheresoever in the possession of the company.

Loans & Advances from Banks are secured by hypothecation of inventories and book debts, and a second charge on specific fixed assets of the Company.

(c) Hire purchase finance are secured by hypothecation of specified assets under Hire Purchase Agreement.

In Hyderabad Division Fixed Deposit receipts worth Rs. 2,189,285/- (Rs.2,570,420/-) are under lien with the bankers for obtaining Letters of Credit and Bank Guarantees.

(d) HDFC Loan:

The principal sum of the loan, interest, commitment charges and all other dues under this agreement shall be secured by exclusive charge on the property being land measuring 2.5 acres situated in Shaikpet Village, Golconda Taluk, Hyderabad district, out of the total extent of 30 acres at Banjara Hills, Hyderabad City along with the constructions thereon at present and future.

(e) IDBI Loan:

The loan together with all interest, costs, expenses and other monies whatsoever stipulated in this agreement shall be secured by:

(i) A first mortgage and charge in favour of the lender in a form satisfactory of all borrowers immovable properties both present and future, and

(ii) A first charge by way of hypothecation in favour of the lender of all borrowers movable (save and except book debts) including movable machinery, machinery spares , tools and accessories present and future subject to prior charges created and/or to be created in favour of borrowers bank on the borrowers stock of raw materials, consumable stores, and such other movables as may be agreed to by the lender for securing the borrowings for working capital requirements in the ordinary course of business.

(f) Bank of Bahrain and Kuwait BSC.

Loan from Bank of Bahrain and Kuwait BSC is secured by first paripassu hypothecation charge on entire movable fixed assets present and future and an Equitable Mortgage of all immovable properties situated at No. 21 Greams Lane , off. Greams Road, Chennai-600 006 and No. 320, Mount Road, Teynampet, chennai-600 035: both present and future ranking paripassu with the existing loans.

6. LEASES:

IN RESPECT OF NON-CANCELLABLE OPERATING LEASES

	Not later than one year (Rs.)	Later than one year and not later than five years (Rs.)	More than five years upto ten years (Rs.)
Minimum Lease Payments	31,159,554	76,689,388	71,482,938

IN RESPECT OF NON-CANCELLABLE OPERATING SUB-LEASES:

	Not later than one year (Rs.)	Later than one year and not later than five years (Rs.)	More than five years upto ten years (Rs.)
Minimum Lease Payments	652,275	--	--

All operating leases and sub-leases are renewable after the period of agreement on mutual consent of both lessor and lessee.

7. EARNINGS IN FOREIGN EXCHANGE

Particulars	2003-04 (Rs.)	2002-03 (Rs.)
Hospital Division		
Hospital fees	21,206,635/-	44,718,250/-
Pharmacy Division		
Project Consultancy Services	57,609,093/-	14,399,831/-
Reimbursement of expenses	NIL	17,252,899/-

8. **Directors travelling included in travelling and conveyance amounts to Rs. 2,801,122/- (Rs.3,942,759/-).**

9. **UNCLAIMED DIVIDEND:**

YEAR	(Rs.)
1996-97	1,376,626
1997-98	1,132,278
1998-99	1,034,514
1999-00	1,599,209
2000-01	1,533,268
2001-02	1,526,544
2002-03	1,805,754

The amount due and outstanding to be credited to the Investor Education and Protection fund of Central Government Rs.690,307/- representing the unpaid dividend and deposits remaining unpaid for a period of 7 years from the date they became due for payment has been transferred during the year as per Section 205A and 205C of the Companies Act, 1956.

10. Additional net deferred tax liability of Rs. 85,584,431/- (Rs.71,805,595/-) for the period has been recognized in the Profit & Loss account.

    Accumulated deferred tax as on 31.03.2004 comprises of:

    (a) Deferred tax liability on account of depreciation Rs.419,588,016/-

    (b) Deferred tax liability on account of deferred revenue expenditure Rs.114,910,595/-

11. (a) The jointly Controlled Entitity considered in the Consolidated Financial Statements are :

Name of the Associate Company	Country of Incorporation	Proportion of ownership interest (%)
Apollo Gleneagles Hospital Limited.	India	49.00
Universal Quality Services LLC	Dubai	49.00

Refer note 11 (b) given below

The Groups interests in the joint venture accounted for using proportionate consolidation in the Consolidated Financial Statements are :

Particulars	As on 31.03.2004 (Rs.)
Assets	913,419,839
Liabilities	777,315,386
Income	199,155,388
Expenses	289,176,674

(b) Due to current business conditions Universal Quality Services in Dubai, a joint venture of Apollo Hospitals Enterprises Ltd., has not been able to generate adequate business during the year 2003-2004. Audited accounts are not available for disclosure as required under Accounting standard 27, issued by the ICAI.

The Company has however received offers for negotiation with various parties to successfully and profitably utilize the investments made in Universal Quality Services and considering this the company has made as a matter of prudence a partial provision for the diminution in the value of the investment.

12. Income earned on currency swap transactions during the year which has been accounted for in the P&L account as interest received is Rs.6,272,200/-. There were outstanding unsettled contracts as on the date of Balance Sheet amounting to Rs. 2,995,250/-.

13. During the current financial year no transfer has been made to the Debenture Redemption Reserve as the balance in the reserve is considered adequate to meet the liability for redemption of Debenture in the future.

14. a. Confirmation of balances from Debtors, Creditors and for Deposits are yet to be received in a few cases though the company has sent the letters of confirmation to them.

    b. Sundry Debtors represent the debt outstanding on sale of hospital services, pharmaceutical products, lease rental and project management fees and is considered good. The company holds the personal security of the debtors.

    c. Sundry Debtors and Loans and Advances shown under the head Current Assets includes the amounts due from concerns which are under same management or in which some of the Directors are interested as Directors /Trustees, which amounts to Rs. 181,280,804/- (Rs. 53,035,486/-).

    d. Advances and deposits represent the advances recoverable in cash or in kind or for value to be realised. The amounts of these advances and deposits are considered good for which the company holds no security other than the debtors' personal security.

15. Previous year's expenditure included in this year's account amounts to Rs. 3,011,321/- (Rs.14,440,966/-).

16. POWER GENERATION

The Electricity charges incurred in respect of main hospital is net of Rs. 7,165,949/- (Rs. 9,695,806/-) [units qualified KWH - 2,047,414 (2,152,024)], being the rebate received from TNEB for Wind Electric Generators owned & run by the Company.

17. The Company (Pharmacy division) has made an application to the Ministry of Commerce for exempting it from publishing the quantitative particulars in compliance of Para 3 (ii) (d) of Part 2 Schedule VI of the Companies Act, 1956.

18. Amount due to Small Scale Industrial undertakings Rs. 3,137,015/-.

19. In the process of acquiring Apollo Gleneagles Hospitals Limited (AGHL) in Kolkata the Company had initially invested Rs. 3 crores [0.5 crores towards equity and Rs.2.5 crores to discharge other liabilities of AGHL of erstwhile Duncan Gleneagles Hospital Limited (DGHL)] to acquire 50.26% shareholding in the Company (subsequently reduced to 49%). AGHL assigned an unsecured debt of Rs.17.6 crores existing in its books in the Company. As a measure of prudence, this amount is not recognized as an advance or investment in the books of the Company currently and will be accounted for as and when the amount(s) are received.

20. EXPENDITURE IN FOREIGN CURRENCY

	Particulars	2003-2004 (Rs.)	2002-2003 (Rs.)
a.	CIF Value of Imports:		
	(i) Machinery and Equipment	113,661,296	76,619,748
	(ii) Stores and Spares	17,734,189	30,871,469
	(iii) Other Consumables	12,025,297	25,704,820
b.	Investments	-	103,982,196

Particulars			2003-2004 (Rs.)	2002-2003 (Rs.)
c. Expenditure				
(i)	Travelling Expenses		9,770,290	7,069,742
(ii)	Professional Charges		329,840	208,274
(iii)	Seminars & Subscriptions		6,782	18,605
(iv)	Business Promotion Expenses		88,560	30,225
d. Dividends				
(i)	Amount remitted during the year in foreign currency on account of dividends excluding the payment of dividends directly to the shareholder's Non-resident external bank account		25,642,920	20,014,328
(ii)	Non-Residents shareholders to whom remittance was made	Nos.	981	968
(iii)	Shares held by non-resident shareholders on which dividend was paid	Nos.	13,807,133	12,300,145

21. MANAGERIAL REMUNERATION

		2003-2004 Rs.		2002-2003 Rs.	
Profit before Managerial Remuneration			628,662,874		463,781,162
Add:	Provision for Bad Debts	-		2,491,169	
	Loss on sale of investments	137,093		718,866	
	Diminution in value of cur. investments	2,982,538		1,965,000	
	Provision for loss on investments	20,000,000		-	
			23,119,631		5,175,035
Less:	Profit on sale of assets	1,418,726		-	
	Profit on sale of investments	941,579		-	
			2,360,305		-
			649,422,200		468,596,197
1.	Managing Director's remuneration Commission (2% of profit)		12,138,733		8,765,536
2.	Chairman's Remuneration Commission (5% of profit)		30,346,832		21,913,841

		2003-2004 Rs.	2002-2003 Rs.
3.	Remuneration to Executive directors		
	i. Director - Finance		
	Salaries & Allowances	1,500,000	1,500,000
	ii. Director - Operations		
	Salaries & Allowances	1,500,000	1,500,000
	iii. P.F. Contribution	360,000	180,000
4.	Commission to Non-Executive Directors	1,500,000	1,650,000

22. EARNINGS PER SHARE:

Particulars	31.03.2004	31.03.2003
Profit after preference dividend and extraordinary items attributable to equity shareholders (Amount Rs.) (A)	371,479,939	274,929,828
Weighted Average Equity shares outstanding during the year - (B)	39,518,688	39,518,688
Basic / Diluted earnings per share - (A/B)	9.40	6.96

23. CONSUMPTION OF MATERIALS:

	2003-2004		2002-2003	
	Value (Rs.)	%	Value (Rs.)	%
Total Consumption of Materials	795,952,916	100.00	828,561,719	100.00
Indigenous Materials	781,344,986	98.16	765,594,756	92.00
Imported Materials	14,607,930	1.84	62,966,963	8.00

(Consumption relates to items used for medical services only.)

24. AUDIT EXPENSES

		Rs.
Audit Fees		486,000
- Chennai Hospital	246,240	
- Hyderabad Hospital	87,480	
- Pharmacy & Project	152,280	
Tax Audit		151,200
Certification Fees		172,800
Others		140,232
Expenses		62,491

25. In respect of the Income Tax claims for various years amounting to Rs. 23,726,347/- made by the Income Tax Department, the amounts are under contest. However the amounts have been fully provided for in the books of account.

26. (i) Share Capital account includes Rs. 154,320/- being the value of shares allotted to shareholders of the erstwhile Deccan Hospital Corporation Ltd., which is subject to the approval of the Reserve Bank of India. The dividend of Rs. 115, 740/- (Rs. 115, 740/-) also requires the approval of Reserve Bank of India.

(ii) National Saving Certificates shown under investments are given as security to the Chief Ration Officer, Government of Andhra Pradesh.

27. The net difference in Foreign Exchange (the difference between the spot rates on the dates of the transactions, and the actual rates at which the transactions are settled) amounting to Rs.966,430/- (Rs.371,949/-) has been adjusted to the Profit and Loss Account, which is in conformity to the Accounting Standard 11 on 'Accounting for the effects of changes in Foreign Exchange rates' issued by the Institute of Chartered Accountants of India. Amount adjusted to the cost of fixed assets on account of exchange differences is Rs.1,295,635/-.

28. Figures of the current year and previous year have been rounded off to the nearest rupee.

29. Figures in brackets relate to the figures for the previous year.

30. Previous year figures have been regrouped and reclassified wherever necessary to confirm with current years classification.

As per our report annexed

For M/s. S. Viswanathan
Chartered Accountants

V C Krishnan
Partner
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004.
Place : Chennai
Date : 25th June, 2004.

S.K. Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Cash Flow Statement

for the year ended 31st March 2004

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
A *Cash Flow from operating activities*				
Net profit before tax and extraordinary items		586,177,309		433,101,785
Adjustment for:				
Depreciation	210,604,837		230,053,611	
Lease equalisation	-		9,963,584	
Profit on sale of assets	(1,418,726)		-	
Profit on sale of investment	(941,579)		(547,368)	
Loss on sale of investments	137,093		718,866	
Loss on sale of asset	911,151		-	
Interest paid	191,609,759		242,610,720	
Misc.Exp.written off	29,848,338		31,034,698	
Provision for Bad debts	-		2,491,169	
Provision for loss on Investment	20,000,000		-	
Interest & Dividend received	(27,263,001)		(29,964,396)	
Diminution in value of current Investments	2,982,538	426,470,410	1,965,000	488,325,884
Operating profit before working capital changes		1,012,647,719		921,427,669
Adjustment for:				
Trade or other receivables	(39,647,954)		(148,220,311)	
Inventories	(39,623,235)		(11,589,169)	
Trade payables	64,309,379		110,949,118	
Others	(13,522,213)	(28,484,022)	(13,276,908)	(62,137,270)
Cash generated from operations		984,163,697		859,290,399
Interest paid		(193,000,005)		(234,736,641)
Taxes paid		(162,269,734)		(101,202,720)
Cash flow before extraordinary items		628,893,958		523,351,038
Adjustments for Misc.Exp.written off		(8,400,000)		(14,742,082)
Prior period expenses		(3,011,321)		(3,504,171)
Net cash from operating activities		617,482,637		505,104,785
B Cash flow from Investing activities				
Purchase of fixed assets		(358,914,325)		(420,874,540)
Sale of fixed assets		37,052,059		4,975,829
Purchase of investments		(9,636,367)		(145,287,598)
Sale of investments		1,924,750		47,574,421
Interest & Dividend received		24,973,794		24,256,181
Net cash used in Investing activities		(304,600,089)		(489,355,707)

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
C Cash flow from financing activities				
Proceeds from long term borrowings		236,140,000		230,000,000
Proceeds from short term borrowings		169,995,583		130,000,000
Repayment of finance/lease liabilities		(552,082,609)		(345,638,896)
Redemption of preference shares		-		(233,300)
Dividend paid		(118,556,064)		(98,806,627)
Net cash from financing activities		(264,503,090)		(84,678,823)
Net increase in cash & cash equivalents (A+B+C)		48,379,458		(68,929,745)
Cash and cash equivalents (Opening balance)		95,180,182		164,109,927
Cash and cash equivalents (Closing balance)		143,559,640		95,180,182
Component of Cash and cash equivalents				
Cash on Hand		11,106,361		7,956,577
Balance with Banks		132,453,279		87,223,605

AUDITORS' CERTIFICATE

We have examined the attached Cash Flow Statement of Apollo Hospitals Enterprise Limited for the year ended 31st March, 2004. The statement has been prepared by the company in accordance with the requirements of Clause 32 of the Listing Agreement with the Stock Exchanges and is based on and in agreement with corresponding Profit & Loss Account and the Balance Sheet of the company covered by our report of 25th June, 2004 to the members of the Company.

Place: Chennai
Date : 25th June, 2004.

For M/s. S. Viswanathan
Chartered Accountants

V.C. Krishnan
Partner

Balance Sheet Abstract

and Company's General Business Profile

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE OF THE COMPANY
Under Part IV to Schedule - VI of the Companies Act, 1956

I. Registration Details

Registration No.	08035	State Code	18
Balance Sheet Date (Date Month Year)	31032004		

II. Capital Raised during the year (Amount in Rs. Millions)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Millions)

Total Liabilities	4030.63	Total Assets	4030.63
Sources of Funds			
Paid up Capital	395.18	Reserves & Surplus	2071.56
Secured Loan	916.26	Unsecured Loan	647.63
Application of Funds			
Net Fixed Assets	2718.56	Investments	909.70
Net Current Assets	345.89	Misc. Expenditure	56.49

IV. Performance of the Company (Amount in Rs. Millions)

Turnover	4997.65		
Total Expenditure	4177.89	Profit before Tax	586.18
Profit after Tax	371.48	Earnings per Share Rs.	9.40
Dividend Rate %	35		

V. Generic Names of Three Principal's Products/Services of Company (as per monetary terms)

Item Code No. (ITC Code)	NIL
Service Description	HOSPITAL

As per our report annexed
For M/s. S. Viswanathan
Chartered Accountants

V C Krishnan
Partner
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004.

Place : Chennai
Date : 25th June, 2004.

S.K. Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Financial Highlights

(Rs. in Millions)

Year Ended	31.03.04	31.03.03	31.03.02	31.03.01	31.03.00
Balance Sheet Sources					
Share Capital	395.18	395.18	395.42	415.43	435.43
Reserve and Surplus	2071.56	1864.56	2014.65	2384.34	2233.07
Networth	2410.25	2181.81	2212.71	2617.26	2546.45
Loans	1563.89	1709.85	1711.05	1321.41	1156.17
Capital Employed	3974.14	3891.67	3923.76	3938.67	3702.62
Applications					
Gross Block	3950.75	3668.24	3857.60	3231.17	2728.92
Accumulated Depreciation	1232.19	1061.45	1043.59	847.12	697.72
Less: Lease Adjustment	-	14.14	47.51	37.78	30.28
Net Block	2718.56	2592.65	2766.50	2346.27	2000.92
Investments	909.70	924.17	829.14	969.11	1099.34
Current Assets, Loans & Advances					
Inventory	332.23	292.61	281.02	250.95	188.49
Debtors	722.48	682.84	537.11	530.51	488.90
Cash & Bank	143.56	95.18	164.11	148.58	250.47
Loans & Advances	804.01	711.98	743.16	574.83	568.61
(A)	2002.28	1782.61	1725.40	1504.87	1496.47
Current Liabilities & Provisions					
Creditors	385.76	391.55	338.76	293.23	299.24
Other Liabilities	884.60	723.09	618.19	206.42	194.53
Provisions	386.04	293.13	337.20	278.80	297.22
(B)	1656.40	1407.77	1294.15	778.45	790.99
Net Current Assets (A-B)	**345.88**	374.84	431.25	726.42	705.48
Misc. Expenditure	**56.49**	77.93	94.23	79.38	18.93

Financial Highlights

(Rs. in millions)

Year Ended	31.03.04	%	31.03.03	%	31.03.02	%	31.03.01	%	31.03.00	%
PROFIT AND LOSS ACCOUNT										
Collections	4946.13	98.97	4334.07	98.85	3675.95	97.56	3098.25	96.04	2683.84	96.23
Other Income	51.53	1.03	51.44	1.15	91.93	2.44	127.60	3.96	105.13	3.77
	4997.66	100.00	4485.51	100.00	3767.88	100.00	3225.85	100.00	2788.97	100.00
Operative Expenses	2641.85	52.86	2380.85	53.08	1955.82	51.91	1639.20	50.81	1402.07	50.27
Salaries & Wages	657.04	13.15	586.32	13.07	470.38	12.48	388.20	12.03	302.03	10.83
Administrative Expenses	657.55	13.16	579.58	12.92	518.21	13.75	405.64	12.57	349.29	12.52
Other Expenses	29.85	0.60	31.04	0.69	27.12	0.72	20.85	0.65	20.72	0.74
Operating Profit	1011.37	20.24	907.72	20.24	796.35	21.14	771.96	23.93	714.86	25.63
Financial Expenses	191.61	3.83	242.61	5.41	231.43	6.14	215.43	6.68	210.90	7.56
Right of Recompense									40.40	1.45
Depreciation	210.60	4.21	230.05	5.13	194.70	5.17	159.85	4.96	133.85	4.80
Diminution in value of current investment	22.98	0.45	1.96	0.04	11.86	0.31				
PBT	586.18	11.73	433.10	9.66	358.36	9.51	396.67	12.30	329.71	11.82
Tax - Current	129.11	2.58	86.36	1.93	59.41	1.58	89.84	2.79	51.47	1.85
- Deferred	85.59	1.71	71.81	1.60	51.90	1.38				
PAT	371.48	7.43	274.93	6.13	247.05	6.56	306.83	9.51	278.24	9.98
Dividend	138.32		118.56		98.80		98.80		91.80	

Key Indicators

Year Ended	31.03.04	31.03.03	31.03.02	31.03.01	31.03.00
Key Indicators					
OPM%	20.24	20.24	21.44	23.93	25.63
NPM%	7.43	6.13	6.56	9.51	9.98
Collection Growth%	11.55	19.21	18.64	15.44	-
OP Growth%	10.80	21.94	21.72	19.19	-
Earnings per Share (Rs.)	9.40	6.96	6.22	7.76	7.58
ROI (PBIT/AV.CE)%	19.78	17.26	15.00	16.02	18.33
RONW%	16.18	12.51	10.23	11.88	13.52
Employee Cost to Collections%	13.15	13.22	12.80	12.53	11.25
Debt/Equity Ratio	0.65	0.79	0.77	0.50	0.45

Consolidated Balance Sheet

as at 31st March 2004

	Schedule	31.03.2004		31.03.2003	
		Rs.	Rs.	Rs.	Rs.
1. Sources of Funds					
(i) Share Holders' Funds					
(a) Share capital	A	395,186,880		395,186,880	
(b) Reserves & Surplus	B	1,865,933,880	2,261,120,760	1,750,684,312	2,145,871,192
(c) Capital Reserve on Consolidation			128,480,629		129,063,006
(d) Minority Interest			239,352,097		140,535,194
(ii) Loan Funds					
(a) Secured Loans	C	2,116,490,244		1,868,500,714	
(b) Unsecured Loans	D	925,276,288	3,041,766,532	814,996,748	2,683,497,462
Total			**5,670,720,018**		5,098,966,854
2. Application of Funds					
(i) Goodwill on Consolidation			62,476,115		57,089,138
(ii) Fixed Assets	F				
(a) Gross Block		5,069,239,538		3,911,883,676	
(b) Less depreciation		1,380,645,136		1,182,170,714	
(c) Add: Capital Work in progress		1,063,090,850		1,261,685,670	
(d) Net Block		4,751,685,252		3,991,398,632	
(e) Less: Lease adjustments		-	4,751,685,252	14,141,568	3,977,257,064
(iii) Investments	G		436,457,753		478,024,793
(iv) Current Assets, Loans & Advances	H				
(a) Current Assets		1,363,231,697		1,297,770,357	
(b) Loans & Advances		744,317,905		686,642,459	
		2,107,549,602		1,984,412,816	
Less:					
(v) Current Liabilities & Provisions	E				
(a) Current Liabilities		854,512,039		786,624,962	
(b) Provisions		927,191,475		744,114,623	
		1,781,703,514		1,530,739,585	
Net Current Assets			325,846,088		453,673,231
(vi) Deferred Tax Asset			37,769,285		54,988,765
(vii) Misc. Expenditure	I		56,485,525		77,933,863
Total			**5,670,720,018**		5,098,966,854

Schedules 'A' to 'I' and notes in Schedule 'J' form part of this Balance Sheet.

As per our report annexed
For M/s. S. Viswanathan
Chartered Accountants

V C Krishnan
Partner
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004.
Place : Chennai
Date : 25th June, 2004.

S.K. Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Consolidated

Profit & Loss account for the year ended 31st March 2004

	Schedule	31.03.2004 Rs.	31.03.2003 Rs.
Income			
Income from Health Care Services		**5,420,225,366**	4,676,166,323
Expenditure			
(a) Operative Expenses	I	2,722,197,364	2,417,163,074
(b) Payments to and provisions for Employees	II	790,376,388	655,649,181
(c) Administration and other Expenses	III	842,583,184	694,987,496
(d) Financial Expenses	IV	222,108,222	235,647,999
(e) Preliminary Expenses		11,904	3,677,842
(f) Deferred Revenue Expenses		44,338,034	58,855,350
Total		**4,621,615,096**	4,065,980,942
Profit Before Depreciation & Tax (PBDT)		798,610,270	610,185,381
Less: Depreciation		271,611,214	252,001,452
Less: Permanent Diminution of Investments		2,982,538	1,965,000
Less: Provision for Loss on Investments		20,000,000	-
Profit Before Tax		**504,016,518**	356,218,929
Less: Provision for Taxation		131,962,058	86,664,372
Less: Deferred Tax Liability		86,239,573	55,329,732
Profit After Tax		**285,814,887**	214,224,825
Less: Minority Interest		1,654,387	(5,968,506)
Profit After Minority Interest		284,160,500	220,193,331
Add: Share in Associates		(1,688,741)	(25,977,620)
Profit After Share in Associates		282,471,759	194,215,711
Add: Surplus in Profit and Loss brought forward		98,901,113	175,477,937
Add: Deferred Tax Written Back		-	(90,827,904)
Transfer to General Reserve		-	100,000,000
Less: Capital Redemption Reserve		-	22,900
Amount Available for Appropriations		**381,372,872**	360,498,652
Appropriations			
Dividend		138,315,408	118,556,064
Pref. Dividend Payable		-	9,907
Dividend Tax Payable		17,721,662	15,189,996
Deffered Tax Asset		-	(5,256,705)
Expenses Related to Earlier Years		3,030,582	14,684,498
Income Tax Paid Earlier Year		5,434,902	17,378,563
Transfer to General Reserve		125,000,000	165,827,904
Transfer from Share Premium Account		-	(42,746,493)
Deferred Tax assets Relating to Prior Years Reserved		11,345,974	
Balance of Profit in Profit & Loss Account		80,524,344	76,854,918
Total		**381,372,872**	360,498,652
Basic and diluted earnings per share face value of (Rs. 10/-)		7.15	4.91

Schedules 'I' to 'IV' form part of this Profit and Loss Account.

As per our report annexed

For M/s. S. Viswanathan
Chartered Accountants

V C Krishnan
Partner

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004.

Place : Chennai
Date : 25th June, 2004.

S.K. Venkataraman
Chief Financial Officer & Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Consolidated Schedules

to the Balance Sheet

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (A)				
Share Capital				
Authorised				
(a) 60,000,000 Equity Shares of Rs.10/- each	600,000,000		600,000,000	
(b) 1,000,000 10% Redeemable Cumulative				
Preference Shares of Rs.100/- each	100,000,000	700,000,000	100,000,000	700,000,000
Issued				
39,785,197 Equity Shares of 10/- each		397,851,970		397,851,970
Subscribed and Paid up				
39,518,688 equity shares of Rs.10/- each		395,186,880		395,186,880
SCHEDULE (B)				
Reserves & Surplus				
A. Capital Reserve				
Profit on Forfeited Shares		414,120		414,120
Revaluation Reserve	-		103,133,472	
Less: Deletions	-		(103,133,472)	
Capital Fund	1,658,250		1,319,250	
Add: Membership Fees Received During the Year	351,000	2,009,250	339,000	1,658,250
Capital Redemption Reserve	60,022,900		60,000,000	
Add: Transfer during the Year	-	60,022,900	22,900	60,022,900
Share Premium	1,279,919,070		1,279,919,070	
Share Premium from Group Companies	49,850,130	1,329,769,200	32,723,768	1,312,642,838
General Reserve	182,643,566		163,966,222	
Add: Transfer from Profit & Loss Account	-		100,000,000	
Less: Impairment Loss	-		(247,150,760)	
Add: Deferred Tax Written Back	-		90,827,904	
Add: Transfer during the Year	125,000,000		75,000,000	
Less: Foreign Exchange Loss	(49,779,620)		(24,144,538)	
Add: Profit from Associates	2,967,152		17,521,583	
Less: Loss from JV	(51,325,480)	209,505,618	(75,790,045)	100,230,366
Investment Allowance Reserve		7,626,656		7,626,656
Foreign Exchange Fluctuations Reserve		186,595		215,995
Debenture Redemption Reserve		176,385,710		176,385,710
Capital Reserve		17,846,142		17,846,142
Profit and Loss Account	80,524,344		76,854,918	
Less: Adjustments Pursuant to Calculation of				
Cost of Control	(18,356,656)	(62,167,688)	(3,213,583)	73,641,335
		1,865,933,880		1,750,684,312

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (C)				
Secured Loans				
A. Non-Convertible Debentures				
(i) 15.50% Debentures		-		34,000,000
(ii) 15.5% Debentures from IDBI & UTI		-		33,333,332
(iii) 10.8% Debentures		250,000,000		250,000,000
(iv) 8.57% Debentures		200,000,000		200,000,000
(v) 7.27% Debentures		100,000,000		-
Rupee Term Loan		488,017,064		384,117,747
B. Loans and Advances from banks				
(i) Cash Credit		38,642,781		119,475,782
(ii) Project Term Loans	32,170,677		49,500,462	
Add: Interest Accured and Due	-	32,170,677	531,584	50,032,046
C. Other Loans & Advances				
(i) Project Loan				
(a) U T I Bank		106,000,000		150,500,000
(b) IDBI		56,750,000		65,750,000
(c) U T I Bank		82,500,000		112,500,000
(ii) LIC Housing Finance		-		1,015,712
(iii) Hire Purchase Loans		154,075		445,423
(iv) Housing Development Finance Corporation		481,752,098		315,774,231
(v) Rabo Bank		-		150,000,000
(vi) Bank of Bahrain & Kuwait (ECB)		136,140,000		-
(vii) Others - Hypothecation of Vehicle		144,363,548		1,556,440
		2,116,490,244		1,868,500,714
SCHEDULE (D)				
Unsecured Loans				
(i) Fixed Deposits				
Others		403,004,233		460,957,641
(ii) Short Term Loans & Advances				
(a) Short Term Loans from banks/ Financial Institutions		393,515,681		228,047,666
(b) Others		128,581,375		125,816,441
(c) Directors		175,000		175,000
		925,276,288		814,996,748
SCHEDULE (E)				
Current Liabilities & Provisions				
A. Current Liabilities				
(a) Acceptances		133,229,646		63,129,963
(b) Sundry Creditors				
(i) For Goods	287,883,259		291,767,965	
(ii) For Expenses	96,153,780		97,781,628	
(iii) For Capital Goods	38,881,127		39,371,045	
(iv) For others	45,034,422		69,566,941	
		467,952,588		498,487,579
C/f		**601,182,234**		561,617,542

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
B/f		**601,182,234**		561,617,542
(c) Advances				
(i) Inpatient Deposits	46,183,426		33,105,925	
(ii) Rent	269,000		119,000	
(iii) Others	28,412,215		44,720,208	
		74,864,641		77,945,133
(d) Unpaid Dividend		10,008,193		9,689,415
(e) Unpaid Deposits		14,574,000		15,559,000
(f) Other Liabilities				
(i) Tax Deducted at Source	13,609,144		12,171,692	
(ii) Retention Money on Capital Contracts	1,082,941		63,622	
(iii) Outstanding Expenses	96,711,735		66,077,641	
		111,403,820		78,312,955
Interest Accured but not due		42,479,150		43,500,917
B. Provisions				
(a) For Taxation	234,983,162		161,753,516	
(b) For Dividend	138,315,408		118,556,064	
(c) Bonus	9,969.437		9,655,003	
(d) Staff Benefits	9,290,394		5,148,945	
		392,558,401		295,113,528
C. Deferred Tax		534,633,074		449,001,095
		1,781,703,514		1,530,739,585

SCHEDULE (F)
FIXED ASSETS

Sl. No.	Name of the Assets	GROSS BLCOK			DEPRECIATION BLOCK					NET BLOCK	
		As on 31.03.2003 Rs.	Additions Rs.	Deletions Rs.	As on 31.03.2004 Rs.	Upto 31.03.2003 Rs.	For the year Rs.	(Withdrawn) Rs.	Total as on 31.03.2004 Rs.	As on 31.03.2004 Rs.	As on 31.03.2003 Rs.
1.	Land	211,529,014	3,584,613	-	215,113,627	-	-	-	-	215,113,627	211,529,014
2.	Building	587,285,147	467,371,228	-	1,054,656,375	110,717,812	17,278,004	-	127,995,816	926,660,559	476,567,335
3.	Leasehold Building	148,633,499	35,773,586	-	184,407,085	14,988,912	7,735,654	-	22,724,566	161,682,519	133,644,587
4.	Medical Equipment & Surgical Instruments	1,859,382,505	510,116,074	17,628,347	2,351,870,232	656,038,990	159,016,541	5,848,608	809,206,923	1,542,663,309	1,203,343,515
5.	Electrical Installations & Generators	321,593,055	153,021,807	10,900	474,603,962	105,975,363	21,492,596	10,900	127,457,059	347,146,903	215,617,692
6.	Airconditioning Plant & Airconditioners	100,055,732	17,900,442	-	117,956,174	32,797,559	5,042,438	-	37,839,997	80,116,177	67,258,173
7.	Office Equipment	208,645,056	33,726,765	12,545,962	229,825,859	75,539,065	23,112,835	5,160,405	93,491,495	136,334,364	133,105,991
8.	Furniture & Fixtures	228,038,604	52,282,554	1,090,903	279,230,255	87,757,761	22,081,594	379,011	109,460,344	169,769,911	140,280,843
9.	Fire Fighting Equipment	2,659,861	-	-	2,659,861	1,489,041	102,318	-	1,591,359	1,068,502	1,170,820
10.	Library	175,520	-	-	175,520	175,520	-	-	175,520	-	-
11.	Boilers	1,404,364	66,434	-	1,470,798	736,538	34,220	-	770,758	700,040	667,826
12.	Kitchen Equipment	10,880,081	1,043,567	-	11,923,648	3,258,287	616,260	-	3,874,547	8,049,101	7,621,794
13.	Refrigerators	7,432,891	828,634	-	8,261,525	1,429,080	369,267	-	1,798,347	6,463,178	6,003,811
14.	Vehicles	69,412,546	9,229,892	2,844,231	75,798,207	24,531,736	6,828,158	962,627	30,397,267	45,400,940	44,880,810
15.	Wind Electric Generator	31,820,980	-	-	31,820,980	8,482,828	497,735	-	8,980,563	22,840,417	23,338,152
16.	Work-in-Progress	949,792,737	113,298,113	-	1,063,090,850	-	-	-	-	1,063,090,850	949,792,737
17.	Substantial Unallocated Expansion Expenditure	311,892,933	(311,892,933)	-	-	-	-	-	-	-	311,892,933
	Leased Assets:										
18.	Medical Equipment	53,782,000	-	53,782,000	-	28,680,656	2,757,796	31,438,452	-	-	25,101,344
	Intangible Assets										
	Goodwill	12,342,004	-	1,425,716	10.916,288	1,000,000	1,425,716	1,425,716	1,000,000	9,916,288	11,342,004
	Software	7,053,086	11,496,056	-	18,549,142	352,642	3,208,802	(596,612)	4,158,056	14,391,086	6,700,444
	TOTAL	**5,123,811,615**	**1,097,846,832**	**89,328,059**	**6,132,330,388**	**1,153,951,790**	**271,599,934**	**44,629,107**	**1,380,922,617**	**4,751,407,771**	**3,969,859,825**
	Less: Depreciation Written Back	-	-	-	-	277,481	-	-	277,481	277,481	277,481
	Total	5,123,811,615	1,097,846,832	89,328,059	6,132,330,388	1,153,674,309	271,599,934	44,629,107	1,380,645,136	4,751,685,252	3,970,137,306

	Face Value Rs.	31.03.2004 No. of Equity Shares	31.03.2004 Value Rs.	31.03.2003 No. of Equity Shares	31.03.2003 Value Rs.
SCHEDULE (G)					
Investments					
Non-Trade Investments (At Cost)					
1. Investment in Government Securities					
National Savings Certificate			35,800	-	35,800
2. Quoted					
(a) Long Term - Others					
(i) The Lanka Hospitals Corporation Ltd. Market Value as on 31.03.2004 SLR 12 per share (Quoted in Colombo stock exchange)	10 (SLR)	48,015,000	164,716,103	48,015,000	219,006,810
(iii) Indraprastha Medical Corporation Limited Market Value as on 31.03.2004 Rs. 16.60 per share (Goodwill on acquisition = Rs. 8,653,843)	10	13,132,457	146,381,327	13,132,457	162,324,550
(iii) Reliance Mutal Fund Market Value as on 31.03.2004 Rs. 20.56 per share	10	30,230	621,675	30,230	560,783
(b) Short Term - Others :					
(i) Pudumjee Pulp & Paper Mills Ltd. Market Value as on 31.03.2003 Rs. 18.25 per share	10		-	400	6,580
(ii) Industrial Development Bank of India Market Value as on 31.03.2003 Rs. 16.55 per share	10		-	1,440	23,544
(iii) IDBI Bank Market Value as on 31.03.2003 Rs. 22.50 per share	10		-	2,500	45,000
(iv) HDFC Mutual Fund Market Value as on 31.03.2003 Rs. 12.03 per unit	10		-	613,533	7,350,000
(v) HDFC Ltd Liquid Fund Market Value as on 31.03.2003 Rs. 10.23 per unit	10		-	1,472,277	15,000,000
(vi) IL & FS Liquid Fund Market Value as on 31.03.2003 Rs. 11.22 per unit	10		-	445,502	5,000,000
(vii) Indian Overseas Bank Market Value as on 31.03.2003 Rs. 15.75 per share	10		-	3,600	31,860
(viii) Andhra Bank Market Value as on 31.03.2003 Rs. 26.65 per share	10		-	22,800	201,780
C/f			**311,754,905**		409,586,707

		Face Value Rs.	31.03.2004		31.03.2003	
			No. of Equity Shares	Value Rs.	No. of Equity Shares	Value Rs.
	B/f			**311,754,905**		409,586,707
3.	**Unquoted**					
(a)	Long Term - Others					
(i)	Universal Quality Services, Dubai	1,000 (DHS)	3,332	21,363,448	-	-
(ii)	Pinakini Hospitals Limtied	10	161,440	1,224,200	161,440	1,224,200
(iii)	Kurnool Hospitals Enterprise Limited	10	151,200	1,732,500	176,400	2,394,000
(iv)	Sterling (Gujarat) Hospitals Limited	10	-	-	190,000	950,000
(v)	Family Helath Plan Limited (Capital Reserve on Acquistion = Rs. 4,245,685)	10	490,000	9,834,340	490,000	10,805,926
(b)	Short Term - Others :					
(i)	Armaan Electricals Limited	10	-	-	200	2,000
(ii)	NIS Sparta Limited	10	60,000	2,430,052	60,000	2,430,052
4.	Advance for Investments in Shares for various projects under construction			88,118,308		50,631,908
	TOTAL			**436,457,753**		478,024,793

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (H)				
Current Assets, Loans & Advances				
A. Current Assets				
a. Inventories (at cost)				
(i) Medicines	173,916,161		143,500,617	
(ii) Stores, spares	57,442,827		48,466,874	
(iii) Lab Materials	5,950,128		10,229,165	
(iv) Surgical Instruments	54,341,423		48,986,015	
(v) Other Consumables	48,114,598		46,086,043	
(vi) Educational Materials, CDs & Others	20,945,441		239,287	
		360,710,578		297,508,001
(As taken, certified, and valued by management)				
b. **Sundry Debtors**				
(Considered good for which the company holds no security other than the debtors personal security)				
(i) Debtors Outstanding for a period exceeding six months	302,823,752		231,958,033	
(ii) Others	451,594,044		450,467,036	
Less : Provision for Bad debts	4,036,377		4,561,988	
		750,381,419		677,863,081
c. **Cash and Bank Balances**				
(i) Cash on hand	14,053,434		8,371,431	
(ii) In current A/C with scheduled banks	198,556,255		258,236,212	
(iii) Balance with non scheduled banks	5,467,057		4,421,436	
(iv) In Deposit A/C with scheduled banks	34,062,954		51,370,196	
		252,139,700		322,399,275
B. Loans and Advances				
(Unsecured but considered good for which the company holds no security other than the debtors personal security)				
a. **Advances**				
(a) For capital items	758,852		5,384,167	
(b) To suppliers	8,159,096		19,759,211	
(c) Other advances	273,725,296		286,164,351	
(d) Staff advances	2,610,110		6,972,329	
		285,253,354		318,280,058
b. **Advance Tax**		241,433,583		168,553,407
c. **Deposits**				
(a) With Government	25,071,188		23,047,116	
(b) With others	92,138,503		100,513,319	
		117,209,691		123,560,435
d. **Prepaid Expenses**		29,299,754		17,317,353
e. **Rent Receivables**		2,194,106		1,621,500
f. **Service Charges Receivables**		1,756,912		1,421,788
g. **Tax deducted at Source**		59,528,479		45,127,468
h. **Interest Receivable**		7,642,026		10,006,900
i. **Franchise Fees Receivable**		-		725,000
j. **Insurance Claims Receivable**		-		28,550
Total		**2,107,549,601**		1,984,412,816
SCHEDULE (I)				
Miscellaneous Expenditure				
(To the extent not written off)				
(a) Deferred Revenue Expenditure		44,931,525		62,948,820
(b) Preliminary Expenditure		11,554,000		14,985,043
		56,485,525		77,933,863

Consolidated Schedules

to the Profit & Loss Account

		31.03.2004		31.03.2003	
		Rs.	Rs.	Rs.	Rs.
SCHEDULE (I)					
Operative Expenses					
(a)	Materials Consumed				
	Opening Stock	270,277,971		260,874,256	
	Add				
	Purchases	2,484,428,075		2,183,535,308	
	Customs Duty	3,058,144		3,664,333	
	Freight Charges	2,796,487		966,723	
	Less	2,760,560,677		2,449,040,620	
	Closing Stock	310,796,063	2,449,764,614	270,277,971	2,178,762,649
(b)	Fees to Consultants		3,015,387		2,011,105
(c)	Power & Fuel		193,304,393		173,224,074
(d)	House Keeping Expenses		37,348,466		30,138,160
(e)	Water Charges		25,837,298		20,879,558
(f)	Other Charges		4,774,322		1,536,687
(g)	Web Cost		8,152,884		10,610,841
	Total		**2,722,197,364**		2,417,163,074
SCHEDULE (II)					
Payments to and Provisions for Employees					
(a)	Salaries & Wages		662,893,154		555,628,754
(b)	Contribution to Provident Fund		38,720,248		27,802,313
(c)	ESI		1,514,233		1,391,746
(d)	Gratuity		11,007,784		9,028,773
(e)	Staff Welfare Expenses		62,533,235		48,287,912
(f)	Staff Education & Training		3,738,297		3,854,680
(g)	Bonus		9,969,437		9,655,003
	Total		**790,376,388**		655,649,181

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (III)				
Administrative & Other Expenses				
(a) Rent		98,441,160		86,667,033
(b) Rates & Taxes		22,888,058		17,318,612
(c) Printing & Stationery		47,044,428		44,229,480
(d) Postage & Telegram		19,274,027		15,982,368
(e) Insurance		17,915,901		14,163,255
(f) Directors Sitting Fees		618,000		614,500
(g) Advertisement, Publicity & Marketing		102,916,903		98,137,875
(h) Travelling & Conveyance		95,283,357		74,137,520
(i) Subscriptions		2,139,130		878,940
(j) Security Charges		13,890,582		13,096,815
(k) Legal & Professional Fees		89,641,693		39,591,230
(l) Entertainment		5,109,514		3,292,734
(m) Hiring Charges		2,973,891		4,238,349
(n) Seminar Expenses		296,006		871,405
(o) Audio & Video Charges		10,053,010		9,521,817
(p) Telephone Expenses		17,440,983		14,500,772
(q) Books & Periodicals		2,589,914		2,907,029
(r) Miscellaneous Expenses		26,355,176		19,251,605
(s) Bad Debts Written Off		44,889,887		66,535,624
(t) Provision for Bad Debt		3,817,519		4,343,130
(u) Donations		489,781		2,035,060
(v) Audit Fee		2,544,438		2,255,512
(w) Royalty		1,092,000		546,000
(x) Repairs & Maintenance to				
(i) Building	57,926,382		31,314,474	
(ii) Equipment	101,007,777		73,344,726	
(iii) Vehicles	3,004,597		7,371,370	
(iv) Office Maintenance & Others	38,187,903	200,126,659	41,402,649	153,433,219
(y) Loss on Sale of Assets		2,543,158		497,877
(z) Loss on Sale of Units		137,093		718,866
(aa) Management Fee		9,871,685		2,987,293
(ab) Trademark Fee		-		814,805
(ac) Royalty Paid		2,199,230		1,418,771
Total		**842,583,184**		694,987,496
SCHEDULE (IV)				
Financial Expenses				
(a) Interest on				
i. Fixed Loans	131,777,454		128,017,477	
ii. Fixed Deposits	45,422,331		63,515,629	
iii. Debentures	28,628,295		20,394,545	
iv. Otehr Unsecured Loans	284,983	206,113,063	3,813,972	215,741,623
(b) Bank Charges		9,328,673		6,207,722
(c) Brokerage & Commission		1,189,608		9,756,338
(d) Leasing Charges		5,476,878		3,942,316
Total		**222,108,222**		235,647,999

Notes

Forming Part of the Accounts

Accounting Policies & Notes Forming Part of Consolidated Accounts of Apollo Hospitals Enterprise Limited, it's Subsidiaries, Associates and Joint Ventures.

SCHEDULE - J

1. **Basis of Consolidation:**

A. The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21-Consolidated Financial Statements, Accounting Standard 23-Accounting for Investment in Associates in Consolidated Financial Statements and Accounting Standard 27-Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India (ICAI).

B. The Subsidiary Companies considered for the purpose of consolidation are:

Name of the Subsidiary	Country of Incorporation	Percentage of holding (%) as on 31.03.2004
Unique Home Health Care Ltd.	India	100.00
AB Medical Centres Ltd.	India	100.00
Apollo Health and Lifestyle Ltd.	India	100.00
Apollo Hospitals International Ltd.	India	55.35
Apollo Health Street Ltd.	India	75.81
Medvarsity Online Ltd.*	India	85.00
Apollo Health Street Inc.*	USA	100.00

* The above two Companies are subsidiaries of Apollo Health Street Limited. These companies are subsidiaries of Apollo Hospitals Enterprise Limited by virtue of Sec: 4(1)(c) of the Companies Act, 1956. Hence they have been included for the purpose of consolidation.

Effective holding of Apollo Hospitals Enterprise Limited in Med varsity Online Limited and Apollo Health Street Inc. is 64.44% and 75.81% respectively.

- All Subsidiary company accounts have been drawn upto 31st March 2004.
- Minority Interest consists of their share in the net assets of the subsidiaries, as on the date of Balance Sheet.
- The amount of Deferred Revenue Expenditure (attributable to the Holding Company) not written off at the end of the financial year immediately preceding the date of acquisition of the Subsidiary Company has been duly adjusted and the amount appearing as deferred revenue expenditure in the Balance Sheet are those pertaining to the post acquisition period.

Disposal of a subsidiary Emedlife Insurance Services Limited (EIBSL)

On October 10, 2003 Apollo Health Street Limited has sold its entire stake in Emedlife Insurance Broking Services Limited(EIBSL) for a consideration of Rs 6,000,000/-. The accompanying Consolidated Profit & Loss Account for the year ended March 31, 2004 include items in the Profit & Loss Account of EIBSL, for the period beginning from April 1st 2003 to October 10, 2003. The effect of disposal of subsidiary on the financial position on the reporting date, the results for the reporting period on the corresponding amounts for the previous year are given below:

	For the period April 1, 2003 to October 10, 2003 Rs.	For the year ended March 31, 2003 Rs.
Revenues	5,974,985	6,653,884
Expenses	4,201,846	6,886,636
Net Profit considered in the Consolidated Financial Statements Profit & Loss Account	976,291	175,225
Liabilities		
Minority Interest	-	1,226,925
Assets		
Fixed Assets	197,997	941,372
Deferred Tax Assets	5,265,912	5,265,912
Net Current Assets	1,801,866	(148,660)
Goodwill	-	1,425,716
Balance in Profit & Loss Account	-	(96,229)

C. Investment in Associates:

The Associate Companies considered in the Consolidated Financial Statements are:

Name of the Associate Company	Country of Incorporation	Proportion of ownership interest (%)
Indraprastha Medical Corporation Ltd.	India	14.33
Family Health Plan Ltd.	India	49.00
The Lanka Hospitals Corporation Ltd.	Sri Lanka	30.66

- The financial statements of all associates are drawn upto 31st March 2004.
- During the year the group has received dividend aggregating to Rs.11.16 millions in respect of investment in associates.

D. Interests in Joint Ventures:

The following are jointly controlled entities.

Name of the Company	Country of Incorporation	Proportion of ownership interest (%)
Apollo Gleneagles Hospital Limited.	India	49.00
Universal Quality Services LLC (UQSL)	Dubai	49.00

(Refer note given below)

- The financial statements of all Joint Ventures are drawn upto 31st March, 2004.
- Capital commitments with respect to Joint Ventures: The Company has agreed not to dispose of its share holding in Apollo Gleneagles Hospital Limited for a period of three years commencing 30.07.2002.
- **Note:** Due to current business conditions UNIVERSAL QUALITY SERVICES LLC (UQSL) IN DUBAI, a Joint Venture of Apollo Hospitals Enterprise Ltd., has not been able to generate adequate business during the year 2003-04 and audited accounts are not available for disclosure as required under Accounting Standard 27, issued by the The Institute of Chartered Accountants of India. The company has however received offers for negotiation with various parties to successfully and profitably utilize the investments made in Universal Quality Services LLC. Hence this is not considered for consolidation for the year 2003-04.

E. As far as possible the Consolidated Financial Statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented in the same manner as the Company's separate financial statements.

F. The effects arising out of variant accounting policies among the group companies have not been calculated and dealt with in the Consolidated Financial Statements since it is impracticable to do so. Accordingly, the variant accounting policies adopted by the Associates and Joint Ventures have been disclosed in the financial statements.

G. The accounting policies of the Subsidiary Companies have been published along with the financial statements of the Parent Company and disclosed as per the principles laid down in the Accounting Standards Interpretation (ASI)-15-Notes to the Consolidated Financial Statements , issued by the Institute of Chartered Accountants of India .

H. In the case of fellow foreign subsidiary, the translation of assets and liabilities have been translated at exchange rates prevailing on the date of balance sheet, income and expenses have been translated at average exchange rates prevailing during the reporting period. Share capital is carried at historical cost. Resultant currency translation exchange gain/loss is charged off against the reserves.

I. In the case of foreign associate, the assets, liabilities, income and expenses have been translated at exchange rates prevailing on the date of balance sheet. The difference between the cost of investment and the net assets attributable to the company as at the balance sheet date arising out of exchange rate fluctuation has been charged off against the reserves.

2. Accounting Policies:

A. Inventories:

Apollo Health Street Limited

Project in progress:

Projects-in-progress are valued at cost. Cost represents direct expenses of personnel deployed on the project. Inventories in the form of compact discs are stated at cost or net realisable value, whichever is lower. Cost is determined on a weighted average basis.

Apollo Gleneagles Hospital Limited

Inventories have been valued at weighted average cost or net realisable value whichever is lower.

B. Depreciation:

The Parent Company provides depreciation on the basis of straight-line method, at the rates, and in the manner prescribed under schedule XIV to the companies Act, 1956, except as stated hereunder,

(1) Apollo Health Street Limited:

a) In case of Apollo Health Street Inc. USA, depreciation is provided at rates based on the estimated useful lives of the respective assets as determined by the management;

b) Leasehold improvements are amortised over shorter of lease period and estimated useful lives:

c) Acquired Goodwill, other than arising on consolidation is amortised in two years;

d) Computer software (included under Computers and computer equipment) are depreciated over a period of 2 to 5 years ; and

e) Library books are fully depreciated in the year of purchase.

(2) Apollo Health & Life Style Limited:

f) Leasehold improvements at 20% p.a

g) Computers at 16.21% p.a

(3) Indraprastha Medical Corporation Limited:

h) Depreciation is charged at higher rates, if the estimated useful life based on technical evaluation of the assets is/are lower than as envisaged under Schedule XIV to the Companies Act.

(4) The Lanka Hospitals Corporation Limited:

i) Depreciation is provided at the following rates so as to write off the assets over their estimated useful life.

Asset	Rate of Depreciation (%)
Motor vehicles	25
Furniture & Fixtures	10
Office Equipment	10
Other Equipment	14
Building on Lease hold	2.5
Medical Equipment	14

Full years depreciation is provided on property and plant and equipment in the year of disposal whereas no depreciation is provided in the year of purchase or commissioning.

(5) Family Health Plan Limited:

j) Depreciation is been provided on Written down value method as per the rates specified in Schedule XIV of the Companies Act, 1956.

(6) Apollo Gleneagles Hospital Limited: Keeping in view the policy of PARKWAY HOLDINGS, SINGAPORE, it has been decided to depreciate the cost of Medical equipments in seven years, as against the earlier policy of depreciating these as per schedule XIV of the Companies Act, 1956. Depreciation charge and loss for the year is higher and net fixed assets is lower by Rs. 24,543,508/-.

C. Revenue Recognition:

(1) Unique Home Health Care Limited

Membership Fees:	The company adopts the policy of transferring non-repayable membership fees to Capital Fund, treating them as Capital Receipt.

(2) Apollo Health Street Limited:

The Company recognises revenue on the following bases:

(a) Software development and Implementation	Software development: On the basis of software developed and billed, as per the terms of contracts based on milestones achieved under the percentage of completion method. Software implementation: On the completion of installation based on the terms of arrangements with the concerned parties.
(b) Online services	On rendering of the services based on the terms of the agreement/ arrangements with the concerned parties or on a time proportion basis over the period of such services.
(c) Professional services fees including medical coding and billing services	On rendering of the services based on the terms of agreements/arrangements with the concerned parties.
(d) Web site development	As per the terms of agreements based on milestones achieved under the percentage of completion method.
(e) Course fees	On a time proportion basis over the duration of course and is stated net of discounts.
(f) Membership and Subscription	On a time proportion basis over the period of membership/subscription to the facilities.
(g) Health services	On a time proportion basis over the period of the agreement with the concerned parties and is recorded net of service tax.
(h) Health check ups	On the provision of agreed services.
(i) Brokerage Income	On underwriting of Insurance policy and subsequent placement of insurance premium with insurer.
(j) Course admission fees	On an up front basis at the time of admission

(3) Apollo Hospitals International Limited:

The company has commenced its soft operations during the year. However the company could operate very few departments like cardiology, cardiac surgery, neurology, that too partially for the year ending 31st March 2004. As the company has not commenced commercial operations no Profit and Loss Account has been prepared. The operations carried out in the departments named above were not significant in relation to the size of the project being implemented and the activity level contemplated and as only part of the Hospital was opened, the entire expenditure incurred has been treated as pre-operative expenditure and the revenue earned deducted from the pre-operative expenditure. Also the company has earned some income from deployment of funds not immediately required and sale of scrap etc which has been considered incidental to the construction and deducted from the pre-operative expenditure.

The pre-operative expenditure will be apportioned to building, equipment and other fixed assets in an appropriate manner at the time of commencement of commercial operations.

The Hospital building and the support facilities were completed substantially as on 31 March, 2004. Some departments of the hospital were functional and activities relating to soft operations are carried out.

(4) Apollo Health and Life Style Limited:

The company has recognised revenue as follows,

(a) with reference to the License fee 100% on operational clinics. On others on a pro rata basis, based upon progress of work and date of signing the agreements.

(b) Royalty income has been recognised based on the percentage of the gross sales of operational clinics from the date of commencement till March 31, 2004.

(5) The Lanka Hospitals Corporation Limited.

Revenue from Hospital services and Sale of pharmaceutical goods is recognised at the point of invoicing.

(6) Family Health Plan Limited:

This is the first year of Third Party Administration (TPA) activities. The company has been duly licensed by Insurance Regulatory Development Authority(IRDA) as a TPA. During the year, the company has accounted for the TPA services charges in line with the wordings in the mediclaim policy, which specifies the conditions under which the premium paid will be refunded, thereby aligning the revenue recognition with the policy wordings. During the previous year, the company was recognizing the TPA service charges on a prorata basis, based on unexpired life of the policy as on the balance sheet date. However, since the TPA business itself started only around January 2003, during the previous year (2002-03) the value of business under TPA was very low.

The impact of the changed method of recognizing the TPA services charges during the year under audit is that the revenue taken to profit and loss account is higher by Rs. 19,021,987/-.

All other streams of revenue are being recognized on accrual basis and prorated till the end of the financial year.

D. Government Grants:

The Lanka Hospitals Corporation Limited:

Government grants received to compensate the company for the cost of an asset is recognised in the balance sheet as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants so deferred is recognised in the income statement as income on a systematic basis over the useful life of the asset.

E. Pre Operative Expenses:

Apollo Hospitals International Limited.

The net expenditure on soft operations are treated as pre-operative expenditure and will be apportioned to the various assets at the time of commencement of operations as the operations are not significant in relation to the size of the project being implemented. In view of the above no Profit and loss Account has been prepared as the company has not commenced commercial operations. The hospital buildings and facilities were completed substantially as on 31 March 2004. Certain items of work relating to interior and final supplies of furniture and medical equipments are in progress and consequently shown under capital work in progress. Project work in the city centre is in progress and the entire cost incurred on the same is shown as Capital work in progress.

The Lanka Hospitals Corporation Limited:

All preoperative expenses have been written off during the year

F. Intangibles

Apollo Health Street Limited:

Intangible assets are stated at cost less accumulated amortisation.

Cost of software is amortised on the straight-line basis over a period of 2-5 years, being the useful life of the assets as determined by the management.

Goodwill arising on consolidation of acquired subsidiary is carried at cost.

Apollo Health and Life Style Limited:

During the year the company has implemented the Accounting Standards AS-26 "Intangible Assets" issued by the Institute of Chartered Accountants of India on the Trademark and Concept Rights incurred by the company. However, the management of the company feels that the amortisation of this expenditure would be on the basis of number of clinics in operation which would be the best estimate of the useful economic life of this intangible asset.

The Lanka Hospitals Corporation Limited:

Goodwill comprises the established reputation of the "Apollo Group" of hospitals among the Sri Lankan clientele. The outstanding balance of goodwill, brought forward has been written of in the previous year in accordance with Sri Lanka Accounting Standard-37 "Intangible Assets".

Indraprastha Medical Corporation Limited:

Intangible assets are stated at cost less accumulated amortisation.

G. Employee Benefits

a. Gratuity

Apollo Hospitals International Limited:

The company does not have any gratuity liability as on the date of the balance sheet. The company would take such appropriate steps regarding the funding of the gratuity as and when it becomes payable.

Apollo Health and Lifestyle Limited:

Retirement benefits to employees comprise accrual for Gratuity and contribution to Provident Fund. The liability for Gratuity is accrued based on the current basic salaries of the employees as per the provisions of the payment of Gratuity Act. The company contributes to the Employees Provident Fund scheme maintained by the Central Government.

Family Health Plan Limited:

The Company has made provisions for payment of Gratuity to employees.

The Lanka Hospitals Corporation Limited:

The Company has made a full provision on account of retiring gratuity from the first year of service at half month's salary for each year's service in conformity with the Sri Lanka Accounting Standard #16- "Retirement Benefit Costs"

Apollo Gleneagles Hospital Limited:

Liability for Gratuity is recognised as estimated by the management.

b. **Leave Encashment Benefits:**

Apollo Health Street Limited:

Liabilities towards leave encashment is accrued and provided for on the basis of actuarial valuation made at the end of each financial year.

Liabilities towards retirement benefits in respect of Apollo Health Street Inc., USA, a wholly owned overseas subsidiary, is being provided in compliance with the requirements of domestic laws of the said subsidiary.

Indraprastha Medical Corporation Limited:

Liabilities for leave encashment benefits are provided on actuarial basis.

Apollo Gleneagles Hospital Limited:

Liability for Leave encashment is recognised as estimated by the management.

H. Provision for Current and Deferred Tax:

Apollo Health Street Limited :

i) In respect of Medvarsity Online Limited, a majority owned subsidiary the management has evaluated the deferred tax assets for unabsorbed depreciation and carry forward losses against virtual certainty of future taxable income. The management feels that in the absence of convincing evidence that sufficient future taxable income will be available against which deferred tax asset can be realised, deferred tax assets recognised in earlier years, have been reversed to the Profit & Loss Account.

ii) Deferred tax assets in respect of unabsorbed depreciation and carry forward losses are recognised based on management's confidence that sufficient taxable income will be available in future against which deferred tax assets can be realised.

a) Deferred tax assets consists of:

Particulars	**March 31, 2004 (Rs.)**	**March 31, 2003 (Rs.)**
Leave encashment	208,512	173,954
Gratuity	228,811	201,938
Provision for doubtful debts	828,025	664,391
Unabsorbed depreciation	6,618,764	16,585,333
Business Loss Carried Forward	28,925,158	35,036,772
	36,809,270	52,662,388
b) Deferred tax liability consist of:		
Fixed Assets	(3,166,214)	(3,340,708)
c) Deferred tax asset, Net (a-b)	**33,643,056**	49,321,680

Apollo Gleneagles Hospital Limited:

The Company has significant amount of carried forward losses and depreciation under the Income Tax Act. However, as a matter of prudence deferred tax assets has been recognized to the extent there is deferred tax liability and as such there is no impact of the same on these accounts.

The components of deferred tax assets and deferred tax liabilities as on 31st March, 2004 are as follows.

	31st March 2004 Rs in '000's
Deferred Tax Assets	
Unabsorbed depreciation and carried forward Losses	27,643
Deferred Tax Liabilities	
Depreciation Difference	27,643

I. Income Tax

Apollo Health and Life Style Limited:

The company has made a provision of Rs.430,000/- (Previous year-Rs.220,000/-) towards Minimum Alternate Tax in accordance with the provision of the Income Tax Act. As per para 17 of AS-22 on consideration of prudence, no deferred tax asset is created as the Company has significant carry forward losses and unabsorbed depreciation.

The Lanka Hospitals Corporation Limited:

In accordance with the powers conferred on the Board of Investment of Srilanka the company's profits are exempt from income tax for a period of twelve years. In view of the tax holiday enjoyed by the company no deferred taxation has been provided in the financial statements.

Apollo Gleneagles Hospital Limited

There was a delay in depositing the outstanding amount of tax deducted at source amounting to Rs. 1,382,212/- (since paid).

J. Provision for Doubtful Debts:

Apollo Health Street Limited :

The company normally provides for debtors ageing more than one year.

Apollo Gleneagles Hospital Limited

Sundry debtors and loans and advances includes Rs. 6,828,092/- and Rs. 2,168,299/- respectively, outstanding for a considerable period of time. Pending outcome of the steps taken for recovery, no provision in this respect has been considered necessary.

K. Segment Reporting:

The accounting policies adopted for segment reporting are in line with the accounting policies of the group. with the following additional policies for Segment Reporting.

(a) Inter segment revenue have been accounted for based on the transaction price agreed to between segments which is primarily market led.

(b) Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocable expenses".

(c) Inter segment revenue and expenses have been eliminated.

L. Earnings Per Share

In determining Earnings Per Share, the company considers the net profit after minority interest,share in associates and Preference Dividend and includes the post-tax effect of any extra-ordinary items. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises of the weighted average shares considered for deriving basic earnings per share.

M. Leases:

The Lanka Hospitals Corporation Limited: Premiums paid are carried forward and amortised over the entire lease period.

N. Fixed Assets Records

Apollo Gleneagles Hospital Limited

The Company is in the process of updating its Fixed Assets records. As explained to us, Physical verification of fixed assets have been conducted by the management. However pending updation of the book records and reconciliation thereof with physical inventory discrepancies. If any, with respect to book records could not be ascertained.

O. Foreign Currency Transactions & Translations:

Apollo Hospitals International Limited:

Transactions in Foreign currency are recorded at the rates of exchange prevailing on the date of the transaction.

3. CONTINGENT LIABILITY:

From Joint Ventures :

(a)	Estimated amount of capital contracts remaining to be executed on capital account	=	Rs. 12,230,000
(b)	Claims against the Company not acknowledged as debts	=	Rs. 23,082,000

From Subsidiaries:

(c)	Estimated amount of capital contracts remaining to be executed on capital account	=	Rs. 14,608,635
(d)	Unexpired letters of credit as at 31.03.2004	=	Rs. 1,383,638

From Associates:

(e)	On account of bank guarantees issued by Global Trust Bank in favour of the Insurance companies and hospitals as on the balance sheet date is	=	Rs. 38.900,000
(f)	Estimated amount of capital contracts remaining to be executed on capital account	=	Rs. 2,137,623
(g)	Claims against the Company not acknowledged as debts and interest thereon	=	Rs.366,200,000
(h)	Unexpired letters of credit as at 31.03.2004	=	Rs. 1,871,187

4. Consolidated Segment Reporting:

Particulars	31.03.2004 (Rs. in million)	31.03.2003 (Rs. in million)
1. Segment Revenue (Net Sales / Income from each segment)		
a) Hospital Segment	5,145	4,517
b) Others	275	177
Sub-total	5,420	4,694
Less: Inter Segmental Revenue	-	18
Net Sales / Income from Operations	**5,420**	4,676
2. Segment Results (Profit / (Loss) before Tax and Interest from each segment)		
(a) Hospital Segment	706	628
(b) Others	20	(24)
Sub-total	726	604
Less: (i) Interest (Net)	222	248
(ii) Other Un-allocable Expenditure net of Un-allocable Income	-	-
Profit before Tax	**504**	356
Less: (i) Current Tax	132	87
(ii) Deferred Tax	86	55
Profit after Tax	**286**	214
3. Segment Assets		
(a) Hospital Segment	6,784	6,009
(b) Others	210	206
(c) Unallocated Assets	340	269
Total	**7,334**	6,484
4. Segment Liabilities		
(a) Hospital Segment	3,903	3,503
(b) Others	138	88
(c) Unallocated Liabilties	783	623
Total	**4,824**	4,214
5. Segment Capital Employed		
(a) Hospital Segment	2,881	2,506
(b) Others	72	118
(c) Unallocated capital employed	(443)	(354)
Total	**2,510**	2,270
6. Segment Capital Expenditure Incurred		
(a) Hospital Segment	1,066	879
(b) Others	32	15
Total	**1,098**	894
7. Segment Depreciation		
(a) Hospital Segment	261	235
(b) Others	11	27
Total	**272**	262
8. Segment Non-Cash Expenditure		
(a) Hospital Segment	43	31
(b) Others	1	32
Total	**44**	63

5. **Related Party Transactions:**

A. **Related Parties with whom the Company had Transactions:**

Name of the Related Party	Nature of Relationship	Nature of Transaction	31.03.2004 Rs.	31.03.2003 Rs.
Dr. Prathap C Reddy	Key Management Personnel (Chairman)	(a) Commission Paid	30,346,832	21,913,841
Smt. Preetha Reddy	(Key Management Personnel (Managing Director)	(a) Commission Paid	12,138,733	8,765,536
Smt. Suneeta Reddy	Key Management Personnel (Director-Finance)	(a) Salary and Allowances	1,500,000	1,500,000
		(b) Contribution to PF	180,000	6,240
Smt. Sangita Reddy	Key Management Personnel (Director-Operations)	(a) Salary and Allowances	1,500,000	1,500,000
		(b) Contribution to PF	180,000	180,000
Shri. P. Obul Reddy	Relative of key Management Personnel (Director)	(a) Sitting Fees	30,000	45,000
		(b) Commission	150,000	150,000
ASSOCIATE COMPANY (IMCL)				
Dr. Yogi Mehrotra	Key Management Personnel (Managing Director)	(a) Remuneration	2,463,000	1,713,000
JOINT VENTURE (UQSL)*				
Shri. B.S. Abdur Rahman		(a) Payables	Nil	38,919,732

*Refer scheduleJ (1)(D) to consolidated notes to accounts.

6. **Calculation of Earnings Per Share:**

Particulars	31.03.2004	31.03.2003
Profit after Minority interest, Share in associates and preference dividend (A) (Rs.)	282,471,759	194,205,804
No. of Equity shares	39,518,688	39,518,688
Basic and diluted earnings per Rs.10 share	7.15	4.91

7. **The deferred tax for the year debited to the profit and loss account of the group comprises of :**

Deferred tax liability for the year = Rs. 87,172,835

Deferred tax asset for the year = Rs. 933,262

The accumulated deferred tax liability/(asset) of the group as on 31.03.2004 comprises of :

On account of depreciation	=	Rs. 419,420,426
On account of unabsorbed losses and Depreciation	=	Rs. (36,203,814)
On account of DRE	=	Rs. 114,910,595
On account of leave encashment	=	Rs. (208,512)
On account of gratuity	=	Rs. (228,811)
On account of provision for bad debts	=	Rs. (828,025)

8. **A B Medical Centres Limited:** The share capital includes a sum of Rs 900,000/= allotted for consideration other than cash.
9. **Apollo Gleneagles Hospital Limited:** Building of Rs 1,92,24,174/- (Net) pertaining to diagnostic center at Gariahat include the cost of land pending allocation / as certainment of cost attributable there against.
10. **Apollo Gleneagles Hospital Limited:** Capital Work in Progress represents advances given for purchase of fixed assets.
11. **Apollo Gleneagles Hospital Limited:** Miscellaneous Expenditure are being written off over a period of 5 years.
12. **Apollo Gleneagles Hospital Limited:**
    (a) In terms of the Board resolution dated 20th November, 2003 the hospital was declared open on 20th November 2003, and ready for commercial operations with effect from that date, on setting up of various medical and other related facilities and services for both in and out patients on composite basis. Accordingly, interest and other preoperative expenses relatable to the project and incurred till that date have been allocated to various fixed assets in proportion to direct cost of the respective assets.
    (b) Consequent to commencement of commercial operation as above, certain expenses not relatable / allocable to the project and thereby to the fixed assets, have either been treated as revenue or deferred revenue depending upon the nature of the items.
    Accordingly Rs. 4,013,357/- (net) have been credited to profit and loss account as earlier years expenditure / income and Rs. 68,190,110/- has been carried forward as deferred revenue expenses to be amortised as per the policy followed in this respect.
13. Provision for enhanced Electricity Charges as required in terms of order issued by the Hon'ble High Court at Kolkata has not been made in the books of account. The same is accounted for the as per the electricity bills received by the company.
14. Figures of the current year have been rounded off to the nearest rupee.
15. Figures of the current year are not comparable with that of the previous year due to the non inclusion of the accounts of Universal Quality Services Limtied.
16. Figures for the previous year have been regrouped and reclassified wherever necessary.

As per our report annexed
For M/s. S. Viswanathan
Chartered Accountants

V C Krishnan
Partner
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004.
Place : Chennai
Date : 25th June, 2004.

S.K. Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors
Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Consolidated

Cash Flow Statement for the year ended 31st March 2004

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
A Cash Flow from operating activities				
Net profit before tax and extraordinary items		504,016,518		356,218,929
Adjustment for:				
Depreciation	271,611,214		251,957,875	
Lease equalisation	-		9,963,584	
Profit on sale of assets	(1,418,726)		(547,368)	
Profit on sale of investments	(2,286,638)		(49,491)	
Loss on sale of units	137,093		718,866	
Loss on sale of assets	2,543,158		497,877	
Interest paid	222,108,222		248,872,387	
Misc.Exp.written off	44,349,938		62,533,192	
Provision for bad debts	3,817,519		4,893,130	
Provision for retirement benefits	-		(592,407)	
Foreign exchange gains / losses	(25,664,482)		(28,415)	
Interest & Dividend received	(13,214,172)		(30,737,030)	
Diminution in value of current Investments	22,982,538		1,965,000	
		524,965,665		549,447,200
Operating profit before working capital changes		1,028,982,183		905,666,129
Adjustment for:				
Trade or other receivables	(76,335,857)		(144,085,066)	
Inventories	(63,202,577)		(14,575,380)	
Trade payables	39,564,692		165,338,099	
Others	55,286,250		(23,166,005)	
		(44,687,492)		(16,488,352)
Cash generated from operations		984,294,691		889,177,777
Interest paid		(223,661,573)		(239,993,404)
Taxes paid		(169,170,163)		(101,410,269)
Cash flow before extraordinary items		591,462,955		547,774,104
Adjustments for Misc.Exp.written off		(22,901,600)		(13,927,277)
Pre-operative Expenses		-		(101,698,742)
Prior period expenses		(3,030,582)		(3,747,703)
Net cash from operating activities		565,530,773		428,400,382

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
B Cash flow from Investing activities				
Purchase of fixed assets		(1,097,846,832)		(783,684,889)
Purchase of investments		(5,169,272)		(340,734,579)
Sale of investments		35,735,721		255,943,951
Sale of fixed assets		43,574,520		5,746,568
Interest & Dividend received		24,315,868		24,936,353
Net cash used in Investing activities		(999,389,996)		(837,792,596)
C Cash flow from financing activities				
Membership fees		351,000		339,000
Proceeds from issue of share capital		120,000,000		103,195,802
Proceeds from long term borrowings		685,017,102		727,898,743
Proceeds from short term borrowings		230,816,081		136,687,210
Repayment of finance/lease liabilities		(551,008,830)		(368,087,734)
Redemption of preference shares		-		(233,300)
Dividend paid		(118,556,064)		(98,806,627)
Net cash from financing activities		366,619,289		500,993,094
***Net increase in cash and cash equivalents* (A+B+C)**		(67,239,934)		91,600,880
Cash and cash equivalents (opening balance)		319,379,634		230,798,395
Cash and cash equivalents (Closing balance)		252,139,700		322,399,275
CASH AND CASH EQUIVALENTS COMPRISE OF:				
1) Cash Balances		14,053,434		8,371,431
2) Bank Balances		238,086,266		314,027,844
TOTAL		252,139,700		322,399,275

Notes:

1. Previous year figures are not comparable with current year figures due to non inclusion of accounts of Universal Quality Services LLC, Dubai. Also refer 1(D) of Schedule J "notes forming part of Consolidated accounts".
2. Previous year figures have been regrouped wherever necessary.
3. Figures in Bracket represent outflow.

As per our report annexed

For M/s. S. Viswanathan
Chartered Accountants

V C Krishnan
Partner

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004.

Place : Chennai
Date : 25th June, 2004.

S.K. Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Auditors' Report

TO THE BOARD OF DIRECTORS OF APOLLO HOSPITALS ENTERPRISE LIMITED
ON THE CONSOLIDATED FINANCIAL STATEMENTS OF APOLLO HOSPITALS ENTERPRISE LIMITED.

i. We have examined the attached Consolidated Balance Sheet of Apollo Hospitals Enterprise Limited and its Subsidiaries, Associates and Joint Ventures as at 31st March 2004, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date.

ii. These financial statements are the responsibility of the management of Apollo Hospitals Enterprise Limited. Our responsibility is to express an opinion on these financial statements based on our audit.

iii. We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material aspects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

iv. The financial statements of Subsidiaries (Apollo Health Street Ltd., Apollo Hospitals International Ltd., AB Medical Center Ltd., Apollo Health and Lifestyle Ltd.), Joint Ventures (Apollo Gleneagles Hospital Ltd.) which in the aggregate represents total assets (net) as at 31st March 2004 of Rs. 295.73 Millions and total revenues (net) for the year ended on that date of Rs. 651.74 Millions and of Associates (Indraprastha Medical Corporation Limited, Family Health Plan Limited and The Lanka Hospitals Corporation Limited) which reflect the Group's share of loss of Rs. 1.69 Millions for the year and upto 31st March 2004 of Rs. 24.70 Millions, have been audited by other auditors whose reports have been furnished to us, and our opinion:

   a) insofar as it relates to the amounts included in respect of the Subsidiaries, Associates and Joint Ventures, is based solely on the report of the other independent auditors.

   b) insofar as it relates to the qualificatory observations stated by us with respect to Subsidiaries, Associates and Joint Ventures is also based solely on the report of other independent auditors.

v. In case of following Subsidiary Companies (Apollo Health and Lifestyle Limited, AB Medical Center Limited, Apollo Hospitals International Limited) and Joint Ventures (Apollo Gleneagles Hospital Limited) the uncertified cash flow statements have been considered, as these are unlisted companies.

vi. Without qualifying our opinion, we draw attention to:-

   (a) Non updation of Fixed asset records in Apollo Gleneagles Hospital Limited (Refer note No. 2 (N) of schedule J 'Accounting Policies and Notes' Forming Part of Consolidated Accounts).

   (b) Delay in deposit of TDS amounting Rs.1,382,212/- in Apollo Gleneagles Hospital Limited (Refer note No. 2 (I) of schedule J 'Accounting Policies and Notes' Forming Part of Consolidated Accounts)

c) *The effect of interest and pre- operative expenses which has been capitalized on being stated to be ready for commercial operation with effect from 20th November, 2003 after installation of all related services on composite basis in Apollo Gleneagles Hospital Limited. Reliance has been placed on the management's representation for the period of project under construction effective for the purpose of capitalization and related expenses thereagainst (Refer note No. 12 of schedule J 'Accounting Policies and Notes' Forming Part of Consolidated Accounts).*

vii. *Further, the consolidated Profit and Loss Account has been affected by:*

(a) *the change in revenue recognition made for the year 2003-2004 in the associate' Family Health Plan Limited' and its impact on the financial statements being increase in the profit of the entity by Rs. 19,021,987/- and consequently the increase in the consolidated profit and loss account by Rs. 9,320,774/-. We are unable to ascertain the profit / loss and the consequent effect in the consolidated profit and loss account, had the same accounting policy of the previous year been followed. (Refer note No. 2 (C) (6) of schedule J 'Accounting Policies and Notes' Forming Part of Consolidated Accounts)*

(b) *Consequent to the claim of deferred tax asset by the subsidiary Apollo Health Street Limited the profit has increased by Rs. 35,543,922/-. We are unable to ascertain the profit / loss and the consequent effect in the consolidated profit and loss account, arising out of the claim for deferred tax asset (Refer note No. 2 (H) of schedule J 'Accounting Policies and Notes' Forming Part of Consolidated Accounts).*

viii. *Further, we are unable to express an opinion:*

(a) *in the absence of audited accounts, on the effect of the non- inclusion of Financials of Universal Quality Services LLC, Dubai, which is a jointly controlled entity, in the Consolidated Balance Sheet and Profit & Loss Account of Apollo Hospitals Enterprise Ltd.(Refer note No. 1 (D)(iii) of schedule J 'Accounting Policies and Notes' Forming Part of Consolidated Accounts)*

(b) *of the effect on the consolidated profit and loss account on the non ascertainment/ provision of amount outstanding in debtors and loans and advances pending outcome of the steps taken for recovery thereof in Apollo Gleneagles Hospital Limited. (Refer note No. 2 (J) of schedule J 'Accounting Policies and Notes' Forming Part of Consolidated Accounts)*

(c) *of the effect on the consolidated profit and loss account on the non provision of enhanced electricity charges ,amount presently not ascertained in Apollo Gleneagles Hospital Limited. (Refer note No. 13 of schedule J 'Accounting Policies and Notes' Forming Part of Consolidated Accounts)*

(d) *on the claimability of such deferred tax asset in the absence of available future claimable taxable profits, in the subsidiary, Apollo Health Street Limited. (Refer note No. 2 (H) of schedule J 'Accounting Policies and Notes' Forming Part of Consolidated Accounts)*

ix. Subject to the matters referred to in paragraphs (vi), (vii) and (viii) above:

(i) We report that the Consolidated Financial Statements have been prepared by the Company's Management in accordance with the requirements of Accounting Standard 21, 'Consolidated Financial Statements', Accounting Standard 23, 'Accounting for Investment in Associates in Consolidated Financial Statements', Accounting Standard 27, 'Financial Reporting of Interests in Joint Ventures' issued by The Institute of Chartered Accountants of India

(ii) Based on our audit and on consideration of the reports of other independent auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, we are of the opinion that the attached Consolidated

Financial Statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) In the case of the Consolidated Balance Sheet, of the state of affairs of the Group as at 31st March 2004;

(b) In the case of the Consolidated Profit and Loss Account of the results of operations of the group for the year ended on that date; and

(c) In the case of the Consolidated Cash Flow Statement, of the cash flows of the group for the year ended on that date.

17, Bishop Wallers Avenue (w)
CIT Colony, Mylapore
Chennai - 600 004.

For **M/s. S. Viswanathan**
Chartered Accountants

Place : Chennai.
Date: 25th June, 2004.

V.C. Krishnan
Partner

Statement Pursuant

to Section 212 of the Companies Act, 1956, relating to the Company's Interests in the Subsidiary Companies

Name of the Subsidiary Company	Unique Home Health Care Ltd.	AB Medical Centres Ltd.	Apollo Hospitals International Ltd.	Apollo Health Street Ltd.	Apollo Health & Lifesytie Ltd.
Financial Year of the subsidiary ended on	31st Mar. 2004	31st Mar. 2004	31st Mar. 2004	31st Mar. 2004	31st Mar. 2004
Date from which it become subsidiary	5th Sept. 1998	19th July, 2001	20th June, 2001	20th Nov. 2000	12th Dec. 2002
Shares of subsidiary company held on the above date and extent of holding					
i) Equity Shares	823,012	16,800	22,330,000	6,100,000	1,500,000
ii) Extent of Holding (%)	100	100	55.35	75.81	100
Net aggregate amount of profits/(losses) of the subsidiary for the above financial year so far as they concern members of Apollo Hospitals Enterprise Limited					
i) Dealt with	NA	NA	NA	NA	NA
ii) Not Dealth with	504,570	3,997,096	--	(15,448,960)	5,903,168
Net aggregate amount of profits/(losses) of the subsidiary for previous financial years as far as it concern members of Apollo Hospitals Enterprise Limited					
i) Dealt with	NA	NA	NA	NA	NA
ii) Not Dealt with	660,616	(474,935)	--	(8,641,092)	3,281,594

for and on behalf of the Board of Directors

S K Venkataraman
Chief Financial Officer
& Company Secretary

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Director - Finance

Place : Chennai
Date : 25th June, 2004


UNIQUE
HOME HEALTH CARE LTD.

Unique Home Health Care Limited

Annual Report 2003 - 2004

Board of Directors

Directors	Shri. S.K. Venkataraman
	Shri. G. Narotham Reddy
	Shri. V. Satyanarayana Reddy
	Shri. C. Sreedhar

CORPORATE INFORMATION

Registered Office	No. 19, Bishop Gardens,
	Raja Annamalaipuram
	Chennai - 600 028.
Administrative Office	No. 320, Mount Road,
	Teynampet,
	Chennai - 600 035.
Auditors	M/s. S. Viswanathan
	Chartered Accountants
	No. 17, Bishop Wallers Avenue (W)
	CIT Colony, Mylapore
	Chennai - 600 004.
Bankers	ICICI Bank Limited

Directors' Report

to the Shareholders

Your directors are pleased to present the NINETH ANNUAL REPORT of your Company along with the audited accounts for the year ended 31st March 2004.

Financial Highlights :

(Rs.)

Particulars	2003-2004	2002-2003
Turnover	4,321,534	4,165,377
Earnings Before Interest Depreciation and Taxation	905,929	1,178,361
Interest	30,758	2,478
Earnings before Depreciation and Tax	875,171	1,175,883
Depreciation	81,657	59,485
Profit before Tax	793,514	1,116,398
Provision for Taxation - Current	241,395	87,916
- Deferred	47,549	367,866
Net Profit	504,570	660,616
Loss carried from previous year	103,401	764,017
Total Profit/(Loss) carried over to B/S	401,169	(103,401)

Gaining Momentum for All Round Growth

During the year, your company has registered an income of Rs. 4.32 millions as against Rs. 4.16 millions in the previous year, which represents a growth rate of 4%. The net profit for the year is Rs. 0.50 million. The profit after setting off the accumulated loss of the previous year carried over to the Balance Sheet is Rs. 0.40 million.

During the year, your Company has enrolled 239 new members taking care of the healthcare needs of all the family members at their house itself. This has been possible due to our continuing efforts to market our services.

New Initiatives

Consultancy in Home Health Care

As a pioneer in home healthcare industry, your Company is offering its expertise and technology to other hospitals in India and abroad to start world-class home care service. Your Company works in close relation with "Projects Division" of Apollo Hospitals to offer home care services to develop new turnkey projects.

Breathe Easy Clinic

Your Company has introduced "Breathe Easy" treatment package to Asthma patients, which involves periodic visit of the physicians to the patients at their homes. The visiting panel doctor will conduct a detailed physical examination and interact with the specialists at Apollo Hospitals to advise suitable treatment. This prevents acute asthmatic attacks and reduce the morbidity and loss of man-hours.



Auxillary Nursing and Midwifery Services

Your Company has introduced Auxillary Nursing and Midwifery (ANM) Services for the patients who are not seriously ill but need basic assistance. ANMs are trained for a shorter duration in the hospitals and nursing homes to take care of the patient's personal hygiene, feeding, medication etc. The services of ANMs are made available at an affordable cost. During the year Company has recruited 23 ANMs who are engaged in the service through out the year.

Increase in Share Capital

During the year, the Authorised Share Capital of the company has been increased to Rs. 10,000,000/- (Rupees One Crore) divided into 1,000,000 equity shares of Rs. 10/- each from Rs. 4,000,000/- (Rupees Forty Lakhs) divided into 400,000 equity shares of Rs. 10/- each in the previous year. Company has issued 700,000 equity shares of Rs. 10/- each to Apollo Hospitals Enterprise Limited, its holding Company.

Consequent to this, the oustanding issued, subscribed and paid-up equity share capital increased from Rs. 1,230,120/- divided into 123,012 equity shares of Rs. 10/- each in the previous year to Rs. 8,230,120/- divided into 823,012 equity shares of Rs. 10/- each as of March 31, 2004.

Future Plans

To pace with the rapidly developing technology, your company proposes to acquire, the necessary portable electronic gadgets like mobile X-ray plant, ultrasound scanner and ECG. This strengthen the hands of MHC (Master Health Check-up) department to effectively conduct preventive Health Checks at the door step of the members.

Your company has the unique distinction of maintaining patients on ventilator at their homes, for the first time in the country. As the company has the necessary technical support from qualified and skilled personnel, anticipating the need of the near future, company plans to invest in portable ventilators for the use of the members at their home. This service help the members in considerable saving in expenditure.

Your company is also planning to start consultancy services in home health care to some multi-speciality hospitals in Singapore and Malaysia.

Training & Development

Your Company is planning to provide special training in intensive care unit to every nurse. Special classes in communication and personality development would be conducted to make them more holistic.

Conservation of Energy

The Company being a service provider at the door step of the patients the energy consumption at its office premises is very low. However, constant monitoring is done to ensure optimal utilization and conservation of energy.

Foreign Exchange Earnings / Outgo

During the year there was no Foreign Exchange inflow and out go.

Technology Absorption

Healthcare is a technology driven industry, it is essential to constantly update and sharpen our skills to provide the best services. Company uses the latest medical technology in providing home health care services. The professionals and paramedical staff attend continuous medical education programmes and other specific training modules to update their professional skills. Effective use of the Internet and journals on medicine and healthcare industry help in updating on the latest developments in healthcare in general and home care in particular.

Directors :

As per the provisions of Articles of Association of the Company, Mr. C. Sreedhar retires by rotation at this Annual General Meeting and being eligible offers himself for re-appointment.

Dividend :

Taking into account the capital requirement of the company for expansion of its business activities the Board of Directors decided to plough back the current year profit to the company's business so that the members can be rewarded with higher dividend in the coming years.

Directors' Responsibility Statement :

Your Directors confirm that :

- in the preparation of the Annual Accounts, the applicable accounting standards had been followed with proper explanations and that there were no material departures
- the Directors had selected such accounting policies and applied consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.
- the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of Companies Act, 1956 for safe guarding the assets of the company and for preventing and detecting fraud and other irregularities;
- the Directors had prepared the annual accounts on a going concern basis.

Compliance Certificate :

In accordance with Section 383A(1) of the Companies Act, 1956, and Companies (Compliance Certificate) Rules, 2001, the Company has obtained a certificate from a Secretary in whole time practice confirming that the Company has complied with the applicable provisions of the Companies Act, 1956 and a copy of such certificate is annexed to this report.

Auditors :

M/s. S. Viswanathan, Chartered Accountants, the present auditors retire at the ensuing Annual General Meeting and being eligible offer themselves for re-appointment.

Public Deposits :

The Company has not accepted any deposits from the public.

Particulars of Employees as per Section 217(2A) of the Companies Act, 1956 :

None of the employee is in receipt of remuneration exceeding Rs. 2,400,000/- p.a. or Rs. 200,000/- p.m.

Acknowledgement :

Your directors wish to place on record their appreciation of the continued co-operation, received from various departments of the Central and State Government, bankers and life members of the Company.

The Board also wishes to place on record its gratitude to our valued customers, members and public for their continued support and confidence in the Company.

For and on behalf of the Board of Directors

Place : Chennai
Date : 11th June, 2004

S.K. Venkataraman
Director

Compliance Certificate

To,

The Members,
UNIQUE HOME HEALTH CARE LIMITED

We have examined the registers, records, books and papers of **Unique Home Health Care Limited** (the Company) as required to be maintained under the Companies Act, 1956, (the Act) and the rules made there under and also the provisions contained in the Memorandum and Articles of Association of the Company for the financial year ended on **31st March, 2004.** In our opinion and to the best of our information and according to the examinations carried out by us, information, explanations and declarations furnished to us by the company, its officers and agents, we certify that in respect of the aforesaid financial year:

1. The company has kept and maintained registers as stated in **Annexure 'A'** to this certificate, as per the provisions and the rules made there under and all entries therein have been duly recorded.
2. The company has duly filed the forms and returns as stated in **Annexure 'B'** to this certificate, with the Registrar of Companies at the time stated in the above annexure.
3. *The company being a public limited company the applicability of Section 3(1)(iii) does not arise.*
4. The Board of Directors duly met **5 (Five)** times on **02.05.2003, 20.06.2003, 10.07.2003, 10.10.2003** and **22.03.2004** in respect of which meetings the proceedings were recorded in the Minutes Book maintained for the purpose.
5. The company has not opted to close its Register of Members and Share Transfer books during the financial year under review.
6. The Annual general meeting of the company for the financial year ended on **31.03.2003** was held on **22.08.2003** after giving due notice to the members of the company and the resolutions passed thereat were recorded in Minutes Book maintained for the purpose.
7. An Extra-ordinary General meeting was held during the financial year under review on 28.05.2003 for increasing the Authorized Share Capital from Rs.4,000,000/- to Rs.10,000,000/-, issue of Equity shares on Preferential basis and for Investment in the Shares of other Body Corporate after giving due notice to the members of the company and the resolutions passed thereat were recorded in Minutes Book maintained for the purpose.
8. The company has not advanced any loans to its directors and/or persons or firms or companies referred in the section 295 of the Act except Fixed Deposit held with its holding company, which, in the opinion of the management, will not attract the provisions of section 295 of the Companies Act, 1956.
9. The company has not entered into any contracts to which the provisions of section 297 of the Act are applicable during the financial year under review.
10. The company has made necessary entries in the register maintained under section 301 of the Act.
11. In the opinion of the management as there was no instance falling within the purview of section 314 of the Companies Act, 1956, the question of obtaining any approval from the Board of Directors, members, Central Government during the financial year under review does not arise.

12. The Board of Directors has not approved any issue of duplicate share certificates during the financial year under review.

13. The Company, during the financial year under review, has:

    (i) Delivered all the share-certificates on allotment of 700,000 Equity shares of Rs.10/- each and the company has not approved any transfer/transmission of shares.

    (ii) Not declared dividend/interim dividend during the financial year and hence the question of opening of a separate bank account within the stipulated period does not arise.

    (iii) Since the company has not declared any dividend, the question of payment/posting of dividend warrants with in the stipulated time and transfer of unpaid/ unclaimed dividend to "unclaimed dividend account" of the company does not arise.

    (iv) There is no unpaid dividend, application money due for refund, matured deposits, matured debentures and the interest accrued thereon, to be transferred to Investor Education and Protection Fund.

    (v) Generally complied with the requirements of section 217 of the Act

14. The Board of Directors of the company is duly constituted and no appointment of directors, additional directors, alternate directors and directors to fill casual vacancy has been made during the financial year under review.

15. The company has not appointed/ re-appointed any Managing Director/Whole-time Director/Manager during the financial year under review.

16. The company has not made any appointment of sole-selling agents during the financial year under review.

17. The company has no transactions, which necessitated the company to seek any approval from the Central Government, Company Law Board, Regional Director, Registrar of Companies during the financial year under review since the same is not required.

18. The directors have disclosed their interest in other firms/companies to the Board of Directors pursuant to the provisions of the Act and the rules made thereunder.

19. The company has issued 700,000 equity shares of Rs.10/- each during the financial year under review and complied with the provisions of the Act.

20. The company has not bought back shares during the financial year under review.

21. The company has not issued any redeemable preference shares/debentures and hence the question of redemption does not arise at all.

22. During the financial year under review the company has not kept in abeyance right to dividend, rights shares and bonus shares pending registration of transfer of shares.

23. The company has not accepted any deposits from the public and outsiders and hence, in the opinion of the management, the question of complying with the provisions of Sections 58A and 58AA read with Companies (Acceptance of Deposit) Rules, 1975 does not arise.

24. The amount borrowed by the company from Banks are within the borrowing limits as authorized by the resolution passed by the Board of Directors of the Company. The amount borrowed by the company is less than its Paid up capital and free reserves the company has and hence compliance with the provisions of section 293(1)(d) of the Act does not arise.

25. The company has not made any given guarantees or provided securities to other bodies corporate during the financial year under review. However the company has given/made certain Loans/ Investments to/in other bodies corporate after complying with the provisions of the Act by passing necessary Board, Special Resolution as required under the provisions of Section 372 A of the Companies Act, 1956.

26. The company has not altered the provisions of the memorandum with respect to situation of the company's registered office from one state to another during the financial year under review.

27. The company has not altered the provisions of the memorandum with respect to the objects of the company during the financial year under review.

28. The company has not altered the provisions of the memorandum with respect to name of the company during the financial year under review.

29. The company has altered the provisions of the memorandum with respect to share capital of the company during the financial year under review and complied with the provisions of the Act.

30. The company has altered its articles of association consequent to the increase in Authorised Share Capital after obtaining approval of members in the general meeting held on 28.05.2003 and the amendments to the articles of association have been duly registered with the Registrar of Companies.

31. As per the information given by the management, no prosecution has been initiated against the Company or no show cause notices have been received by the company for any alleged offences under the Act and hence the question of fine or penalties does not arise.

32. The company has not received any security deposits from its employees as per the provisions of Section 417(1) of the Act during the year under certification.

33. As per the information and explanations furnished by the management, the provision of Employees Provident Fund does not apply to the company. Hence compliance with the provisions relating to deposit of both employee's and employer's contribution to Provident Fund with prescribed authorities pursuant to section 418 of the Companies Act, 1956 does not arise.

Place: Chennai

Date: 11th June, 2004

Practising Company Secretary

Smt. Lakshmmi Subramanian
C.P. No. 1081

Annexure A

Registers as maintained by the Company

1. Register of Members u/s 150 of the Companies Act, 1956
2. Register of Directors u/s 303 of the Companies Act, 1956
3. Register of Directors Shareholdings u/s 307 of the Companies Act, 1956
4. Register of Companies and Firms in which Directors of the Company are interested u/s 299, 301 and 301(3) of the Companies Act, 1956
5. Minutes of the Annual General Meeting/Extra Ordinary General Meeting & Board Meetings u/s 193 of the Companies Act, 1956

Annexure B

Forms and Returns as filed by the Company with the Registrar of Companies, during the financial year ending on 31st March 2004

Name of the Document	Date of Event	Date of filing	Due Date	Remarks
Annual Return	22.08.2003	01.09.2003	21.10.2003	In Time
Balance Sheet	31.03.2003	01.09.2003	21.09.2003	In Time
Compliance Certificate	22.08.2003	01.09.2003	21.09.2003	In Time
Form 23	28.05.2003	13.06.2003	27.06.2003	In Time
Form 5	28.05.2003	13.06.2003	27.06.2003	In Time
Form 2	10.07.2003	07.08.2003	09.08.2003	In Time

Auditors' Report

to the Shareholders

We have audited the Attached Balance Sheet of **UNIQUE HOME HEALTH CARE LIMITED** as at 31st March 2004, and the related Profit and Loss Account of the Company for the year ended on that date, annexed thereto and the cash flow statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditors Report) Order, 2003 issued in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order.

Further to our comments in the Annexure referred to above, we report that:

(a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

(b) In our opinion, proper books of account as required by law, have been kept by the Company so far as it appears from our examination of such books;

(c) The Balance Sheet and Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) In our opinion, the Balance Sheet and Profit and Loss Account and Cash Flow Statement comply with the Accounting Standards specified by the Institute of Chartered Accountants of India, referred to in subsection (3C) of Section 211 of the Companies Act, 1956;

(e) On the basis of written representations received from the Directors, as on 31.03.2004 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31.03.2004 from being appointed as Directors in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

(f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts, give the information required by the Companies Act, 1956, in the manner so required, and give a true and fair view in conformity with the accounting principles generally accepted in India:

  (i) in the case of Balance Sheet, of the State of Affairs of the Company as on 31st March 2004;

  (ii) in the case of the Profit and Loss Account, of the PROFIT for the year ended on that date; and

  (iii) in the case of the cash flow statement, of the cash flows for the year ended on that date.

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore,
Chennai - 600 004.

Place: Chennai
Date : 11th June, 2004

For **M/s. S. Viswanathan**
Chartered Accountants

V.C. Krishnan
Partner

Annexure

to the Auditors' Report

1. (a) The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets.

   (b) The Fixed Assets of the Company have been physically verified and reconciled by the Management during the year and no material discrepancies were noticed on such verification.

   (c) No Fixed Asset is sold/disposed off during the year. Hence, the going concern concept is not affected.

2. The company's nature of operations does not require it to hold inventories. Accordingly, clause 4 (II) of the Companies (Auditor's Report) Order, 2003, is not applicable.

3. The Company has not taken/granted secured or unsecured loans from Companies listed in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, clause 4 (III) of the Companies (Auditor's Report) Order, 2003, is not applicable

4. There are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, medicines including components, plant & machinery, equipment and other assets and for sale of services. During the course of audit, we have not observed any major weaknesses in internal control.

5. (a) In our opinion and according to the information and explanations given to us, there is no transaction that need to be entered in the register maintained under Section 301 of Companies Act,1956.

   (b) There are no transaction exceeding the value of Rs. 500,000/-, in respect of any party. Hence the question 'whether these transactions have been made at prices which are reasonable having regard to the prevailing market prices,' does not arise.

6. The Company has not accepted deposits from the public and consequently the directives issued by the Reserve Bank of India, the provisions of Section 58A and 58AA of Companies Act 1956 and the Rules framed thereunder are not applicable.

7. The Company's paid up capital and reserves, at the commencement of this financial year or the average annual turnover for a period of three consecutive financial years, immediately preceding this financial year, are below the prescribed limits. Hence the question of having internal audit system do not apply.

8. The Central Government has not prescribed the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 for any of the activities of the Company.

9. (a) The company is regular in depositing with appropriate authorities undisputed income tax and there are no arrears of outstanding statutory dues for a period of more than six months from the date they became payable. Provident Fund, Investor Education and Protection Fund, Employees State Insurance, Sales Tax, Wealth Tax, Custom Duty, Excise Duty and Cess, are not applicable to the Company.

   (b) According to information and explanations given to us, there are no disputed amounts that are unpaid, in respect of Income Tax. Provident Fund, Investor Education and Protection Fund, Employees State Insurance, Sales Tax, Wealth Tax, Customs Duty, Excise Duty and Cess, are not applicable to the Company.

10. The company does not have accumulated losses at the end of this financial year and it has not incurred cash losses in this financial year or in the financial year immediately preceding.

11. In our opinion and according to the information and explanations given to us, there are no dues payable by the company to a financial institution, bank or debenture holders. In case of Hire Purchase the company has not defaulted any dues.

12. According to information and explanations given to us, the company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Hence the question of 'whether adequate documents and records are maintained' does not arise.

13. In our opinion and according to the information and explanations given to us, the company is not a Chit Fund or a Nidhi/Mutual Benefit Fund/Society. Therefore, the provisions of Clause 4 (XIII) of the Companies (Auditor's Report), 2003, are not applicable.

14. In our opinion and according to the information and explanations given to us, the company is not dealing in or trading in shares, securities, debentures or other investments. Accordingly the provisions of Clause 4 (XIV) of the Companies (Auditor's Report), 2003, are not applicable to the company.

15. In our opinion and according to the information and explanations given to us, the company has not given any guarantee for loans taken by others, from banks or financial institutions.

16. According to the information and explanations given to us, the company has not obtained any term loans. Accordingly, the provisions of clause (XVI) are not applicable to the company.

17. According to the information and explanations given to us, there are no short term or long term loans taken by the company. Accordingly, the provisions of clause (XVII) is not applicable to the company.

18. According to the information and explanations given to us, there are no parties covered under the register maintained under section 301 of the Companies Act, 1956. Accordingly, the provisions of clause (XVIII) are not applicable to the company.

19. According to the information and explanations given to us, there are no debentures issued by the company. Hence the question of 'creation of security' does not arise.

20. According to the information and explanations given to us, during the period covered by our audit report, the company has not raised any money by public issues.

21. To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the year.

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore,
Chennai - 600 004.

For **M/s. S. Viswanathan**
Chartered Accountants

Place: Chennai
Date: 11th June, 2004.

V.C. Krishnan
Partner

Balance Sheet

as at 31st March 2004

		SCHEDULE	31.03.2004		31.03.2003	
			Rs.	Rs.	Rs.	Rs.
I	Sources of Funds					
	(1) Share Holders' Funds					
	(a) Share Capital	A		8,230,120		1,230,120
	(b) Reserves & Surplus	B		2,849,199		1,993,628
	(2) Loan Funds					
	(a) Secured Loans	C		274,186		-
	Total			**11,353,505**		3,223,748
II	Application of Funds					
	(1) Fixed Assets	D				
	(a) Gross Block		1,395,915		916,663	
	(b) Less: Depreciation		397,873		316,216	
	(c) Net Block			998,042		600,447
	(2) Investments	E		8,121,675		560,783
	(3) Current Assets, Loans and Advances	F	3,497,900		2,949,055	
	Less: Current Liabilities and Provisions	G	1,155,388		835,338	
	Deferred Tax Liability		132,535		86,914	
	Net Current Assets			2,209,977		2,026,803
	(4) Miscellaneous Expenditure (to the extent not written off or adjusted)	H				
	(a) Preliminary expenses			23,811		35,715
	(5) Notes on Accounts	I				
	Total			**11,353,505**		3,223,748

Schedule '**A**' to '**H**' and notes in Schedule '**I**' form part of this Balance Sheet

As per our report Annexed

for **M/s. S. Viswanathan**
Chartered Accountants

V.C. Krishnan
Partner
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004.

Place: Chennai
Date: 11th June, 2004

For and on behalf of the Board of Directors

S.K. Venkataraman
G. Narotham Reddy
C. Sreedhar
Directors

Profit & Loss Account

for the year ended 31st March 2004

	SCHEDULE	31.03.2004 Rs.	31.03.2003 Rs.
Income			
Collections	I	4,321,534	4,165,377
Total		**4,321,534**	4,165,377
Expenditure			
(a) Operative Expenses	II	36,086	33,110
(b) Payments to & Provision for Employees	III	2,417,110	2,239,222
(c) Administrative & Other Expenses	IV	950,505	702,780
(d) Financial Expenses	V	30,758	2,478
(e) Depreciation		81,657	59,485
(f) Preliminary Expenses		11,904	11,904
Profit Before Tax		793,514	1,116,398
Provision for taxation-Current		243,323	87,916
Provision for taxation-Deferred		45,621	367,866
Profit After Tax		504,570	660,616
Less: Loss c/f from previous year		103,401	764,017
Total Profit/(Loss) carried over to Balance Sheet		401,169	(103,401)
Total		**4,321,534**	4,165,377

Schedule 'I' to 'V' form part of this Profit & Loss Account

As per our report Annexed

for **M/s. S. Viswanathan**
Chartered Accountants

V.C. Krishnan
Partner
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004.

Place: Chennai
Date: 11th June, 2004

For and on behalf of the Board of Directors

S.K. Venkataraman
G. Narotham Reddy
C. Sreedhar
Directors

Schedules

to the Balance Sheet

		31.03.2004 Rs.		31.03.2003 Rs.
Schedule 'A'				
Share Capital				
Authorised 1,000,000 Equity Shares of Rs. 10/- each		10,000,000		4,000,000
Issued Subscribed & Paid up 823,012 Equity Shares of Rs. 10/- each		8,230,120		1,230,120
Note: (1) Authorised share capital increased by 600,000 shares of Rs. 10/- each				
(2) Issued share capital increased by 700,000 shares of Rs. 10/- each				
Schedule 'B'				
Reserves & Surplus				
(a) Capital Reserve		24,855		24,855
(b) Captial Fund				
Opening Balance	2,072,175		1,733,175	
Add: Membership Fee	351,000	2,423,175	339,000	2,072,175
(c) Profit & Loss Account		401,169		(103,402)
		2,849,199		1,993,628
Scheduie 'C'				
Secured Loans				
ICICI [Refer notes 2(F)]		274,186		-
		274,186		-

Schedule 'D'

Fixed Assets

S.No.	Name of the Asset	Gross Block				Depreciation				Net Block	
		As on 31.03.2003 Rs.	Additions Rs.	(Deletions) Rs.	As on 31.03.2004 Rs.	Upto 31.03.2003 Rs.	For the year (withdrawn) Rs.	For the year (Deletions)	Total as on 31.03.2004 Rs.	As at 31.03.2004 Rs.	As at 31.03.2003 Rs.
1.	Medical Equipment	152,202	-	-	152,202	83,644	10,647	-	94,291	57,911	68,558
2.	Air Conditioners (2 Nos)	227,352	-	-	227,352	26,963	10,799	-	37,762	189,590	200,389
3.	Furniture & Fixtures	386,413	-	-	386,413	83,094	24,280	-	107,374	279,039	303,319
4.	Computer, Printer, Stabilizer Pager, Office Equipment	150,696	27,995		178,691	122,515	7,234	-	129,749	48,942	28,181
5.	Vehicle	-	451,257		451,257	-	28,697	-	28,697	422,560	-
	Total	**916,663**	**479.252**	**-**	**1,395,915**	**316,216**	**81,657**	**-**	**397,873**	**998,042**	**600,447**

	31.03.2004 Rs.	31.03.2003 Rs.
Schedule 'E'		
Investments		
Quoted:		
Long Term		
Reliance Mutual Fund	621,675	560,783
Market Value as on 31.03.2004 Rs. 16.76 per unit (48.984 Units)		
Unquoted:		
Long Term - Under the same management		
Apollo Health Street Limited (200,000 equity shares of face value Rs. 10/- each)	7, 500,000	-
	8,121,675	560,783
Schedule 'F'		
Current Assets, Loans & Advances		
A. Interest accrued on Deposits		
(a) Interest accrued on Deposits	12,293	13,291
(b) Cash on hand	10,600	15,029
(c) Bank balances	2,163,920	2,045,238
B. Advance Tax	607,549	207,549
C. Loans & Advances		
(a) Deposits with		
(1) Chennai Telephones	15,000	15,000
(2) Others (Rent, Insurance, Mobile)	70,000	88,550
(3) Prepaid Expenses	486	-
(4) TDS on Receipts	42,644	24,398
(5) Apollo Hospitals Enterprise Ltd	575,408	540,000
	3,497,900	2,949,055
Schedule 'G'		
Current Liabilities & Provisions		
A. Current Liabilities		
(1) Outstanding Expenses	511,811	566,253
(2) Taxation	381,239	137,916
(3) Provision for Gratuity	262,338	131,169
	1,155,388	835,338
B. Deferred Tax Liability	132,535	86,914
Schedule 'H'		
Miscellaneous Expenditure		
(to the extent not written off or adjusted)		
(a) Preliminary Expenses	23,811	35,715
	23,811	35,715

Schedules

to the Profit & Loss Account

	31.03.2004		31.03.2003	
	Rs.	Rs.	Rs.	Rs.
Schedule 'I'				
Collections				
a) Income from Medical Services		4,213,901		4,027,241
b) Interest Received		46,741		69,173
c) Dividend Received		60,892		68,963
		4,321,534		4,165,377
Schedule 'II'				
Operative Expenses				
A. Materials Consumed				
a) Opening Stock	-		1,622	
Add: Purchases	9,384		4,786	
	9,384		6,408	
Less: Closing Stock	-	9,384	-	6,408
b) Power & Fuel		15,458		15,458
c) Water Charges		11,244		11,244
		36,086		33,110
Schedule 'III'				
Payments to and Provisions for Employees				
a) Salaries & Wages		2,109,186		2,101,288
b) Staff Welfare		176,755		6,765
c) Gratuity Premium		131,169		131,169
		2,417,110		2,239,222
Schedule 'IV'				
Administrative & Other Expenses				
a) Printing & Stationery		35,139		22,422
b) Telephone Charges		84,834		35,456
c) Travelling & Conveyance		175,310		94,460
d) Advertisement & Publicity		133,000		165,530
e) Consultancy Fee		155,940		23,050
f) Office Maintenance & Others		12,885		11,900
g) Audit Fee		12,960		12,960
h) Repairs & Maintenance		86,528		59,151
i) Rent		151,600		136,350
j) Insurance		14,308		-
k) Loss on Sale of Assets		-		99,501
l) Directors Sitting Fee		78,000		42,000
m) Donations		10,000		-
		950,505		702,780
Schedule 'V'				
Financial Expenses				
a) Bank Charges		14,945		370
b) Interest paid - ICICI		15,813		2,108
		30,758		2,478

Accounting Policies

and notes Forming Part of Accounts

Schedule 'I'

1 SIGNIFICANT ACCOUNTING POLICIES:

a. **Method of Accounting :**

The Company follows mercantile system of accounting.

b. **Fixed Assets:**

Fixed Assets are stated at cost of acquisition less depreciation.

c. **Depreciation:**

(i) Depreciation has been provided on assets under the straight- line method at the rates prescribed in Schedule XIV to the Companies Act, 1956.

(ii) Individual assets acquired for less than Rs. 5,000 are fully depreciated in the year of acquisition.

d. **Gratuity:**

Gratuity has been provided for employees who have been in service for a period exceeding five years based on the provision of the Payment of Gratuity Act.

e. **Inventories:**

Stock of medicines is valued at cost.

f. **Preliminary Expenses:**

Preliminary expenses are being written off over a period of 10 years.

g. **Membership Fees:**

The Company adopts the policy of transferring non-repayable membership fees to Capital Fund, treating them as Capital Receipt.

h. **Investments:**

Long-term investments are stated at cost.

Current Investments are stated at lower of cost or market value:

i. **Current and Deferred Taxation:**

(a) Income tax is computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expense arise.

(b) The differences that result between the profit calculated for income tax purposes and the profit as per the financial statements are identified and thereafter deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the beginning of this accounting year based on prevailing enacted or substantially enacted regulations.

2. NOTES ON ACCOUNTS:

a. Contingent Liabilities:

Contingent Liabilities as on 31st March, 2004 'Nil'

b. Expenditure in Foreign Currency

Expenditure incurred during the year in Foreign Currency 'Nil'

c. Consumption of Materials:

	31.03.2004 (Rs.)	%	31.03.2003 (Rs.)	%
Indigenous Materials	9,384	100	6,408	100
d. Auditor's Remuneration	12,600		12,600	

e. The accumulated deferred tax as on 31.03.04 comprises of :

(i) Deferred tax liability on account of depreciation = Rs.132,535/-

(ii) Deferred tax asset on account of unabsorbed losses = Rs. NIL

f. Details of Secured Loan and Security

Hire Purchase finance from ICICI Bank is secured by hypothecation of the vehicle acquired out of the loan.

g. Figures of the current year and previous year have been rounded off to the nearest rupee.

h. Comparative figures relating to previous year has been reclassified wherever necessary to confirm to the classification adopted this year.

As per our report Annexed

for **M/s. S. Viswanathan**
Chartered Accountants

V.C. Krishnan
Partner
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004.

Place: Chennai
Date: 11th June, 2004

For and on behalf of the Board of Directors

S.K. Venkataraman
G. Narotham Reddy
C. Sreedhar
Directors

Balance Sheet Abstract

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE OF THE COMPANY
Under Part IV to Schedule - VI of the Companies Act, 1956

I. Registration Details

Registration No.	3 1 6 6 3	State Code	1 8
Balance Sheet Date	3 1 0 3 2 0 0 4 (Date Month Year)		

II. Capital Raised during the year (Amount in Rs. Millions)

Public Issue	N I L	Rights Issue	N I L
Bonus Issue	N I L	Private Placement	7 . 0 0

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Millions)

Total Liabilities	1 1 . 3 5	Total Assets	1 1 . 3 5
Sources of Funds			
Paid up Capital	8 . 2 3	Reserves & Surplus	0 2 . 8 5
Secured Loan	0 . 2 7	Unsecured Loan	N I L
Application of Funds			
Net Fixed Assets	0 . 9 9	Investments	8 . 1 2
Net Current Assets	2 . 2 1	Misc. Expenditure	0 . 0 3

IV. Performance of the Company (Amount in Rs. Millions)

Turnover	4 . 3 2	Other Income	0 . 0 0
Total Expenditure	3 . 5 3	Profit before Tax	+ 0 . 7 9
Profit after Tax	+ 0 . 5 0	Earnings per Share Rs.	0 . 6 1

V. Generic Names of Three Principal's Products/Services of Company (as per monetary terms)

Item Code No. (ITC Code)	N I L
Service Description	H O M E H E A L T H C A R E

As per our report Annexed

for **M/s. S. Viswanathan**
Chartered Accountants

V.C. Krishnan
Partner
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004.

Place: Chennai
Date: 11th June, 2004

For and on behalf of the Board of Directors

S.K. Venkataraman
G. Narotham Reddy
C. Sreedhar
Directors



AB Medical Centres Limited

Annual Report 2003 - 2004

Board of Directors

Directors	Smt. Preetha Reddy
	Smt. Suneeta Reddy
	Shri. S.K. Venkataraman
	Shri. G. Narotham Reddy

CORPORATE INFORMATION

Registered Office	No. 154, Poonamallee High Road
	Kilpauk
	Chennai - 600 010.
Administrative Office	Ali Towers, III Floor
	No. 55, Greams Road
	Chennai - 600 006.
Auditors	M/s. V. Chandrasekharan & Associates
	Chartered Accountants
	Kalpataru Complex, 1st Floor
	No. 44, CP Ramaswamy Road
	Alwarpet
	Chennai - 600 018.

Directors' Report

to the Shareholders

Your directors are pleased to present the ANNUAL REPORT of your Company along with the audited accounts for the year ended 31st March 2004.

Financial Highlights :

(Rs.)

Particulars	2003-2004	2002-2003
Turnover / Income	7,200,000	1,200,000
Administrative & Other Expenses	28,000	6,400
Profit before Depreciation and Tax	7,172,000	1,193,600
Depreciation	1,309,049	1,668,535
Income Tax - Current	325,000	-
- Deferred	1,540,855	-
Net Profit / (Loss)	3,997,096	(474,935)

Review of Operations

During the year, there was a substantial increase in the rental income received by the company from properties including building and Medical equipment let out to Apollo Hospitals Enterprise Limited, for running the Speciality Hospital. The company has recorded a net profit of Rs.39.97 Lakhs as against a loss of Rs.4.75 Lakhs in the previous year.The accumulated losses of the company has been reduced to Rs.136.60 Lakhs from Rs.176.57 Lakhs.

Conservation of Energy, Research and Development, Technology Absorption, Foreign Exchange Earning and Outgo

Since the company is engaged in the activities of Service Sector, the particulars as prescribed under sub-section 1(e) of section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of Board of Directors) Rules 1988 are not applicable to your company. During the year there was no Foreign Exchange inflow and out go.

Fixed Deposits

The Company has not accepted any Fixed Deposits from the public.

Particulars of Employees Under Section 217 (2A) of the Companies Act, 1956

There are no employees who are drawing salary more than the amount as specified Under the provisions of Section 217 (2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 as amended.

Directors' Responsibility Statement

Pursuant to the requirement Under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement your Directors hereby confirm that:

(i) In the preparation of the Annual Accounts, the applicable Accounting Standards have been followed and there were no material departures.

(ii) The directors have selected such accounting policies and applied them consistently and made judgement and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the company as at 31st March 2004 and the profit of the Company for that period.

(iii) The directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the company and for preventing and detecting fraud and other irregularities.

(iv) The directors have prepared the annual accounts on a going concern basis.

Secretarial Compliance

The Secretarial Compliance report as required u/s 383A of the Companies Act, 1956 is annexed to this report.

Directors

In accordance with the provisions of Articles of Association of the Company, Ms.Suneeta Reddy retires by rotation at the ensuing Annual General Meeting and being eligible offers herself for re-appointment. Mr.Narotham Reddy holds office upto the date of the ensuing Annual General Meeting. Members approval is sought for his appointment vide resolution set out in Item No. 4 of the accompanying notice.

Auditors

M/s. V.Chandrasekharan & Associates, Chartered Accountants, the statutory auditors of the company retire at the ensuing Annual General Meeting and are eligible for re-appointment. The company received a certificate under section 224 (1B) of the Companies Act 1956 from them to the effect that their appointment, if made, will be in accordance with the limit as specified in the said section.

Acknowledgement

Your Directors wish to express their gratitude to its customers, employees, regulatory and governmental authorities and shareholders for their continued support and co-operation to the company during the year.

For and on behalf of the Board of Directors

Place : Chennai
Date : 9th July, 2004

S.K. Venkataraman
Director

Compliance Certificate

To,

The Members,
AB MEDICAL CENTRES LIMITED

We have examined the registers, records, books and papers of **AB MEDICAL CENTRES LIMITED** (the Company) as required to be maintained under the Companies Act, 1956, (the Act) and the rules made there under and also the provisions contained in the Memorandum and Articles of Association of the Company for the financial year ended on **31st March, 2004.** In our opinion and to the best of our information and according to the examinations carried out by us and information, explanations and declarations furnished to us by the company, its officers and agents, we certify that in respect of the aforesaid financial year:

1. The company has kept and maintained registers as stated in **Annexure 'A'** to this certificate, as per the provisions and the rules made thereunder and all entries therein have been duly recorded.
2. The company has duly filed the forms and returns as stated in **Annexure 'B'** to this certificate, with the Registrar of Companies, at the time stated in the above annexure.
3. The company being a public limited company the applicability of Section 3(1)(iii) does not arise.
4. The Board of Directors duly met FIVE times on **25.04.2003, 18.06.2003, 25.09.2003, 01.11.2003** and **23.02.2004** in respect of which meetings the proceedings were recorded and signed in the Minutes Book maintained for the purpose.
5. The company has opted not to close its Register of Members and Share Transfer books during the financial year under review.
6. The Annual general meeting of the company for the financial year ended on **31.03.2003** was held on **22.08.2003** after giving due notice to the members of the company and the resolutions passed thereat were recorded in Minutes Book maintained for the purpose.
7. No Extra-ordinary General meeting was held during the financial year under review.
8. The company has not advanced any loan to its directors and/or persons or firms or companies referred in the section 295 of the Act during the financial year under review.
9. The Company has not entered into any contract/ inter-transactions to which the provisions of section 297 of the Act apply.
10. The company has made necessary entries in the register maintained under section 301 of the Act.
11. In the opinion of the management as there was no instance falling within the purview of section 314 of the Companies Act, 1956, the question of obtaining any approval from the Board of Directors, members, Central Government during the financial year under review does not arise.
12. The Board of Directors has not approved any issue of duplicate share certificates during the financial year under review.

13. The Company, during the financial year under review, has:

    (i) Not made any allotment of securities or approved any transfer/ transmission of securities and hence the question of proper delivery of Share Certificates does not arise.

    (ii) Not declared any dividend including interim dividend during the financial year under review and hence the question of opening of a separate bank account with in the stipulated period does not arise.

    (iii) Not declared any dividend including interim dividend, and hence the question of payment/posting of dividend warrants with in the stipulated time and transfer of unpaid/ unclaimed dividend to "unclaimed dividend account" of the company does not arise.

    (iv) No unpaid dividend, application money due for refund, matured deposits, matured debentures and the interest accrued thereon, to be transferred to Investor Education and Protection Fund.

    (v) Generally complied with the requirements of section 217 of the Act

14. The Board of Directors of the company is duly constituted, and the appointment of directors at the Annual General Meeting has been duly made during the year under review.

15. The company has not appointed/ re appointed any Managing Director/Whole-time Director/Manager during the financial year under review.

16. The company has not made any appointment of sole-selling agents during the financial year under review.

17. In the opinion of the management, there was no transaction that necessitated the company to seek any approval from the Central Government, Company Law Board, Regional Director, during the financial year under review.

18. The directors have disclosed their interest in other firms/companies to the Board of Directors pursuant to the provisions of the Act and the rules made there under.

19. The company has not made any issue of shares/debentures/other securities during the financial year under review.

20. The company has not bought back shares during the financial year under review.

21. The company has not issued any redeemable preference shares/debentures and hence the question of redemption does not arise at all.

22. During the financial year under review the company has not kept in abeyance right to dividend, rights shares and bonus shares pending registration of transfer of shares.

23. The company has not accepted any deposits from the public and outsiders other than the unsecured loans obtained from the Holding Company. In the opinion of the management, such borrowings are not deposits and hence the question of complying with the provisions of Sections 58A and 58AA read with Companies (Acceptance of Deposit) Rules, 1975 does not arise.

24. During the year under review the amount borrowed by the company from its holding company is within the borrowing limits of the company. The Company has passed necessary resolution under section 293(1)(d) of the Companies Act, 1956 as required by the provisions of the Companies Act, 1956.

25. The company has not made any loans or given guarantees or made investments or provided securities to other bodies corporate during the financial year under review.

26. The company has not altered the provisions of the memorandum with respect to situation of the company's registered office from one state to another during the financial year under review.

27. The company has not altered the provisions of the memorandum with respect to the objects of the company during the financial year under review.

28. The company has not altered the provisions of the memorandum with respect to name of the company during the financial year under review.

29. The company has not altered the provisions of the memorandum with respect to share capital of the company during the financial year under review.

30. The company has not altered its articles of association during the financial year under review.

31. As per the information given by the management, no prosecution has been initiated against the Company or no show cause notices has been received by the company for any alleged offences under the Act and hence the question of fine or penalties does not arise.

32. The company has not received any security deposits from its employees as per the provisions of Section 417(1) of the Act during the year under certification.

33. As per the information and explanations furnished by the management, the provision of Employees Provident Fund does not apply to the company. Hence compliance with the provisions relating to deposit of both employee's and employer's contribution to Provident Fund with prescribed authorities pursuant to section 418 of the Companies Act, 1956 does not arise.

Practising Company Secretary

Place: Chennai
Date: 11th June, 2004

Smt. Lakshmmi Subramanian
C.P. No. 1081

Annexure A

Registers as maintained by the Company

1. Register of Members u/s 150 of the Companies Act, 1956
2. Register of Directors u/s 303 of the Companies Act, 1956
3. Register of Directors Shareholdings u/s 307 of the Companies Act, 1956
4. Register of Companies and Firms in which Directors of the Company are interested u/s 297, 299, 301 and 301(3) of the Companies Act, 1956
5. Minutes of the Annual General Meeting & Board Meetings u/s 193 of the Companies Act, 1956

Annexure B

Forms and Returns as filed by the Company with the Registrar of Companies, during the financial year ending on 31st March 2004

Name of the Document	Date of Event	Date of filing	Due Date	Remarks
Annual Return	22.08.2003	08.09.2003	21.10.2003	In Time
Balance Sheet	31.03.2003	08.09.2003	21.09.2003	In Time
Compliance Certificate	22.08.2003	08.09.2003	21.09.2003	In Time

Auditors' Report

to the Shareholders

We have audited the attached Balance Sheet of **A B MEDICAL CENTRES LIMITED** as at 31st March 2004 and also the Profit and Loss Account of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report as follows:

1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit.
2. In our opinion, proper books of account as required by the law, have been kept by the company so far as appears from examination of the books.
3. The company's Balance Sheet and Profit and Loss Account dealt with this report are in agreement with the books of account.
4. In our opinion, the Profit and Loss Account and Balance Sheet comply with the Accounting Standards as referred in sub-section (3C) of Section 211 of the Companies Act, 1956.
5. In our opinion, as per the information furnished to us no Director is disqualified from being appointed as a Director under Section 274(1) of the Companies Act, 1956.
6. In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet, and the Profit and Loss Account give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view:
   a. In the case of the Balance Sheet of the state of affairs of the company as on 31st March 2004; and
   b. In the case of the Profit and Loss Account, of the **PROFIT** for the year ended on 31st March 2004;

In accordance with the Companies (Auditors' Report) Order, 2003 issued by the Department of Company Affairs in terms of Section 227(4A) of the Companies Act, 1956, we further report that:

Fixed Assets

1. The company has maintained proper records giving the necessary quantitative particulars of fixed assets, location wise. We are informed that the Management has physically verified the said assets and that no serious discrepancies have been noticed on verification. With regard to physical verification at regular intervals, we are of the opinion that considering the size of the company and nature of business, the programme of verification of fixed assets once in a year is reasonable.
2. During the year the company has not disposed off any fixed assets.

Stocks

3. As the company has no manufacturing or trading activities clause (ii) of the said order does not apply to the company.

Loans To / From Section 301 Parties

4. The company has taken Interest free unsecured loan from Apollo Hospitals Enterprise Limited, the holding company and as no terms of repayment have been fixed the provisions of Clause iii(c) and (d) of the said order are not applicable to the company.

Internal Control

5. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the company and the nature of its business with regard to the services rendered and no major weaknesses observed in the Internal Control procedures.

Transactions With Section 301 Parties

6. According to the information and explanations given to us, there are no transaction of purchase of stores, raw materials and services made in the course of business with the companies entered in the registers maintained under Section 301 of the Companies Act, 1956, aggregating to Rs. 500,000/- or more during the year in respect of each party have been made at prices which are reasonable having regard to prevailing market price for similar services.

   The company during the year has leased out the hospital building and equipments to the holding company Apollo Hospitals Enterprise Limited on the terms reasonable having regard to prevailing market prices for such facilities.

Public Deposit

7. In our opinion and according to the information and explanations furnished to us, the company has not accepted any deposits from the public during the year under review.

Internal Audit

8. The company is having Internal Audit system in commensurate with the size and nature of its business:

Cost Records

9. Maintenance of cost records has not been prescribed by the Central Government under Section 209(1)(d) of the Companies Act, 1956 for the company.

Statutory Dues

10. According to the information and explanations furnished to us the provisions of Provident Fund, Investors Education and Protection Fund, Employees State Insurance Fund, Sales Tax, Wealth Tax, Customs Duty, Excise Duty are not applicable to the company. As regards the Income Tax provisions are concerned there are no dues as on 31st March 2004.

11. According to the information and explanations furnished to us, there are no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Customs and Excise Duties which have remained outstanding as on 31st March 2004.

Sick Companies

12. The accumulated losses of the company as at 31st March 2004 has exceeded fifity percent of the net worth and the company has not incurred cash loss for the year ended 31st March 2003 and 31st March 2004.

Default in Repayment of Dues

13. The company has not availed any loan facilities from the Banks and Institutions and as such the provisions of Clause (x) of the said order is not applicable to the company.

Guarantees given for Loan taken by Others

14. The company has not given any guarantee to secure the loans availed by others.

Term Loan Application

15. The company has not availed any term loans during the year.

Funds Utilisation

16. According to the information and explanations given to us the funds raised on short term basis have not been used for long term investment and vice versa.

Preferential Allotment of Shares

17. The company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Act during the year.

Debenture Issue

18. The company has not issued any debentures during the year.

End use of Public Issue

19. The company has not issued any shares to the public during the year.

Frauds

20. According to the information and explanations given to us no fraud on or by the company has been noticed or reported during the year.

For **M/s. V. Chandrasekharan & Associates**
Chartered Accountants.

Place : Chennai
Date : 11th June, 2004

V. Chandrasekharan
Partner

Balance Sheet

as at 31st March 2004

	Schedule	31.03.2004 Rs.	31.03.2003 Rs.
I. Sources of Funds			
(1) Shareholders' Funds			
Share Capital	A	16,800,000	16,800,000
Reserves & Surpluses	B	179,000	179,000
(2) Loan Funds:			
Unsecured Loan	C	18,212,751	18,200,101
		35,191,751	35,179,101
II. Application of Funds:			
1. Fixed Assets	D		
(a) Gross Block		37,765,329	37,765,329
(b) Less: Depreciation		28,934,594	27,625,545
(c) Net Block		8,830,735	10,139,784
2. Current Assets, Loans and Advances	E		
(a) Cash & Bank Balances		1,053	1,053
(b) Sundry Debtors		7,450,020	1,726,020
(c) Loans and Advances		1,476,000	-
		8,927,073	1,727,073
Less: Current Liabilities and Provisions		352,000	11,650
Net Current Assets		8,575,073	1,715,423
3. Miscellaneous Expenditure (to the extent not written off or adjusted)			
Profit and Loss Account	F	13,659,713	17,656,809
Deferred Tax Asset	G	4,126,230	5,667,085
4. Notes on Account	H	**35,191,751**	35,179,101

Schedules '**A**' to '**H**' form part of this Balance Sheet

As per our report of even date.

For **M/s. V. Chandrasekharan & Associates**
Chartered Accountants

V. Chandrasekharan
Partner

Place: Chennai
Date: 11th June, 2004.

For and on behalf of the Board of Directors

Preetha Reddy
S.K. Venkataraman
Directors

Profit & Loss Account

for the year ended 31st March 2004

		31.03.2004 Rs.	31.03.2003 Rs.
Income			
(a) Rent Received		6,480,000	960,000
(b) Equipment Hire Charges		720,000	240000
Total		7,200,000	1,200,000
Expenditure			
(a) Administration Expenses	I	28,000	6,400
(b) Depreciation		1,309,049	1,668,535
(c) Provision for Income Tax - Deferred		1,540,855	(410,380)
- Current		325,000	
Total		3,202,904	1,264,555
Profit/(loss) for the year		**3,997,096**	(64,555)
Notes on Accounts	H		

Schedules '**I**' and '**H**' form part of this Profit & Loss Account.

As per our report of even date.

For **M/s. V. Chandrasekharan & Associates**
Chartered Accountants

V. Chandrasekharan
Partner

Place: Chennai
Date: 11th June, 2004.

For and on behalf of the Board of Directors

Preetha Reddy
S.K. Venkataraman
Directors

Schedules

Forming part of the Accounts

	31.03.2004 Rs.	31.03.2003 Rs.
Schedule 'A'		
Share Capital		
Authorised		
20,000 Equity Shares of Rs. 1,000/- each	20,000,000	20,000,000
Issued, Subscribed and paid up:	16,800,000	16,800,000
16,800 Equity Shares of Rs. 1,000/- each		
	16,800,000	16,800,000
Schedule 'B'		
Reserves & Surplus - Profit and Loss Account		
Generator Subsidy	179,000	179,000
	179,000	179,000
Schedule 'C'		
Unsecured Loan		
Apollo Hospitals Enterprise Limited	18,212,751	18,200,101
	18,212,751	18,200,101

Schedule 'D'

Fixed Assets: (Rs.)

	Land	Building	Plant & Machinery	Furniture & Fixtures	Office Equipments	Vehicle	Total
Cost							
As at 01.04.2003	419,994	16,481,448	18,444,760	1,416,519	832,010	170,598	37,765,329
Additions	-	-		-	-	-	-
As at 31.03.2004	**419,994**	**16,481,448**	**18,444,760**	**1,416,519**	**832,010**	**170,598**	**37,765,329**
Depreciation							
Provided upto 31.03.2003	-	10,201,709	15,813,039	919,968	547,108	143,721	27,625,545
Provided for the year	**-**	**627,974**	**526,344**	**93,898**	**53,875**	**6,958**	**1,309,049**
Provided upto 31.03.2004	**-**	**10,829,683**	**16,339,383**	**1,013,866**	**600,983**	**150,679**	**28,934,594**
Written Down Value							
As at 31.03.2004	**419,994**	**5,651,765**	**2,105,377**	**402,653**	**231,027**	**19,919**	**8,830,735**
As at 31.03.2003	419,994	6,279,739	2,631,721	496,551	284,902	26,877	10,139,784

	31.03.2004 Rs.	31.03.2003 Rs.
Schedule 'E'		
Current Assets, Loans and Advances		
Cash & Bank Balance		
(a) Cash in Hand	-	-
(b) Balance in Bank Account	1,053	1,053
	1,053	1,053
(c) Sundry Debtors		
(i) Less than 6 months	2,862,000	1,200,000
(ii) More than 6 months	4,588,020	526,020
	7,450,020	1,726,020
Loans and Advances	1,476,000	-
	8,927,073	1,727,073
Current Liabilities and Provisions		
(a) Sundry Creditors for Goods & Services	27,000	11,650
(b) Provisions for Income Tax	325,000	-
	352,000	11,650
Schedule 'F'		
Miscellaneous Expendiutre (to The Extent Not Written off or adjusted)		
Profit and Loss Account		
Opening Balance	17,656,809	22,848,959
Less: Deferred Tax upto 31.03.2002	-	5,256,705
Loss for the year	(3,997,096)	64,555
Balance carried to Balance Sheet	**13,659,713**	17,656,809
Schedule 'G'		
Deferred Tax Asset		
(a) On unabsorbed depreciation as on 31.03.2003	2,928,196	4,769,175
(b) On fixed allowances on Fixed Assets – As on 31.03.2003	897,910	487,530
(c) Current Year	300,124	410,380
	4,126,230	5,667,085
Schedule 'I'		
Administration Expenses		
(a) Rates & Taxes	1,000	1,000
(b) Audit Fees	27,000	5,400
	28,000	6,400

Schedule 'H'

Notes on Accounts:

1. **Accounting Policies**

   a. The Financial statements are prepared under historical cost convention and on accrual basis in accordance with the requirements of the Companies Act, 1956.

   b. Income and Expenditures are accounted on accrual basis.

   c. The Gross Block of Fixed Assets are stated at cost of acquisition including incidental expenses related to acquisition and installation.

   d. Depreciation on Fixed Asset is provided on Written Down Value method (on pro-rata basis) at the rates prescribed in Schedule XIV of the Companies Act, 1956.

   e. All liabilities are provided for in the accounts except liabilities of a contingent nature, which are disclosed under Notes on Accounts.

   f. Deferred Tax is recognized subject to the consideration of prudence on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. The Deferred Tax Asset is provided as per the Accounting Standard 22 of the Institute of Chartered Accountants of India.

2. Contingent Liabilities not provided for - NIL
3. The balances of sundry parties are subject to confirmation.
4. Figures for the previous year have been re-grouped and re-classified to confirm the present presentation.
5. As the companies main business is running of hospital the provisions regarding licensed and installed capacity, Production and Sales particulars do not apply to the company.
6. The Share capital includes a sum of Rs. 900,000/- which was allotted for consideration other than cash.
7. The total amount of Sundry Debtors of Rs. 8,926,020/- is due from the Holding Company Apollo Hospitals Enterprise Limited.

For **M/s. V. Chandrasekharan & Associates**
Chartered Accountants

V. Chandrasekharan
Partner

For and on behalf of the Board of Directors

Preetha Reddy
S.K. Venkataraman
Directors

Place : Chennai
Date : 11th June, 2004.

Balance Sheet Abstract

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE OF THE COMPANY
Under Part IV to Schedule - VI of the Companies Act, 1956

I. Registration Details

Registration No.	6623		
Balance Sheet Date	31.03.2004	State Code	18

II. Capital Raised during the year (Amount in Rs. Thousands)

Public Issue	Nil	Rights Issue	Nil
Bonus Issue	Nil	Private Placement	Nil

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	: 35,192	Total Assets	: 35,192
Sources of Funds			
Paid up Capital	: 16,800	Reserves & Surplus	: 179
Secured Loans	: Nil	Unsecured Loans	: 18,213
Application of Funds			
Net Fixed Assets	: 8,831	Investments	: Nil
Net Current Assets	: 8,575	Misc. Expenditure	: 13,660

IV. Performance of the Company (Amount in Rs. Thousands)

Turnover	: 7,200	Other Income	: Nil
Total Expenditure	: 1,337	Profit before Tax	: 5,863
Profit after Tax	: 3,997	Earning per share Rs.	: 238
Dividend Rate (%)	: Nil		

V. Generic names of three principal/products services of Company (as per monetary terms)

Item Code No. (ITC Code)	N.A
Service Description	N.A

For **M/s. V. Chandrasekharan & Associates**
Chartered Accountants

For and on behalf of the Board of Directors

V. Chandrasekharan
Partner

Preetha Reddy
S.K. Venkataraman
Directors

Place : Chennai
Date : 11th June, 2004.



Apollo Hospitals International Limited

(Formerly Akshaya Apollo Hospitals Limited)

Annual Report 2003 - 2004

Board of Directors

Chairman	Dr. Prathap C Reddy
Managing Director	Shri. C D D Reddy
Directors	Smt. Preetha Reddy
	Smt. Suneeta Reddy
	Smt. Shobana Kamineni
	Smt. Sangita Reddy
	Shri. P.B. Subramaniyan

CORPORATE INFORMATION

Registered Office	#19, Bishop Gardens Raja Annamalaipuram Chennai - 600 028.
Hospital Address	Apollo Hospitals Complex Plot 1 A, GIDC Estate Bhat Village, Gandhi Nagar Gujarat - 382 428.
Auditors	Karra & Co., Chartered Accountants "Abirami" 20, II Street East Abiramapuram, Mylapore Chennai - 600 004.
Bankers	Canara Bank Oriental Bank of Commerce HDFC Bank

Directors' Report

to the Shareholders

Dear Members,

Your Directors have pleasure in submitting the Seventh Annual Report of the Company and the Audited Balance Sheet as on 31st March 2004 and the Statement of Pre-Operative Expenses for the year ended 31st March 2004 together with the Auditor's Report thereon.

Establishing the Hospital

Progress of the Hospital

Your directors are pleased to report that construction of your hospital at Plot no: 1A, Bhat GIDC Estate, Dist, Gandhinagar and the support services were completed substantially and honing of Soft operations has been started during the year under construction.

Your Super speciality hospital being nearest to the Airport (both National and International) is already frequented for enquired and once in full gear, your hospital would become an important medical center for the neighbouring states and countries besided Gujarat. The Construction of City Centre would Strengthen the referral system to the hospital. The City Centre has been strategically located in the heart of the City with facilities planning for catering to 20 beds including ICU, ICCU and operation theatre. As the City centre will operate as OPD centre for the local visiting doctors etc., this would cater to the immediate requirements of the people in the city. The various information centers are being sep up outside the viscinity of Ahmedabad which would also operate as feeder points for the hospital. The state-of-the-art equipment in the hospital such as 1.5 Tesla MRI etc, are unique to the state of Gujarat ensuring the best medical technology being made available to the public and prospective patients in and around of the state.

The hospital is getting encouraging inquiries and corporate tie-ups. Through the state-of-the-art diagnostic, therapeutic and surgical facilities and through the establishment of the City Centre, your hospital is being equipped to cater to the patient needs. Balancing equipment and City Centre complection is under progress during the year under consideration.

Your hospital has also got enquired for managing various hospitals in and around Ahmedabad with respect to the various specialities already existing in these hospitals. Presently three are definite enquires from both Udaipur and Billwara situated in the state of Rajasthan for running and managing the opertions of these structured hospitals by your hospital management whose contracts have been finalized.

The tele-medicine has been established within the hospital directly linked across the various Apollo and other hospitals and at doctors places in Gujarat for bringing in the patient reports, delivering the same after examination and peer review wherever referred. Tele ECG system thus established would provide ample patient-flow to the hospital for fulfilling the desires of the patients at large both at the main hospital and at the City Centre for catering to the excellence in service delivered by Apollo

Fixed Deposits

The Company has not accepted any Fixed Deposits from the public.

Employees Particulars

No Employee is in receipt of remuneration as applicable under Section 217(2A) of the Companies Act, 1956

Increase in Share Capital

The Paid Up Share Capital of the Company has been increased from Rs. 319,459,690/- (consisting of 31,945,969 equity shares of Rs. 10/- each) to Rs. 403,459,690/- (consisting of 40,345,969/- equity shares of Rs. 10/- each) with the issue and allotment of 8,400,000/- equity shares of Rs.10/- each for an aggregate value of Rs. 84,000,000/- during the year.

Change of Name

The Name of the Company has been changed from Akshaya Apollo Hospitals Limited to Apollo Hospitals International Limited vide letter No: 39016/S.21/2004 dated 25.03.2004 issued by Registrar of Companies, Chennai 600 006.

Directors

Smt. Suneeta Reddy and Smt. Sangita Reddy, Directors of the Company retire at this Meeting and being eligible offer for Re-Election. Shri. Balasubramanian has resigned as director and from the post of Executive Director during the year

Directors Responsibility Statement

As required under Section 217(2AA) of the Companies Act,1956, the Directors of the Company hereby state and confirm that :

1. In the preparation of Annual Accounts for the Year, applicable Accounting Standards have been followed along with proper explanations relating to material departures.
2. The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year.
3. The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
4. The Directors have prepared the Annual Accounts on a going concern basis.

Foreign Exchange Earnings / Outgo

The Foreign Exchange Earnings : Rs. 153,458/-

Foreign Exchange Payment towards

Purchase of Medical Equipments : Rs. 192,930,004/-

Energy Consumption and Technology Absorption

Since the Company is engaged in the activities of Service Sector, the Company is not required to furnish the particulars with respect to the Conservation of Energy in Form A of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and the particulars of Technology Absorption as per Form B of the said Rules. However the Company is making necessary efforts to conserve the energy and absorb the latest Technology in all its activities.

Auditors

M/s Karra & Co., Chartered Accountants, the present Auditors, retire at this Annual General Meeting and are eligible for reappointment.

Acknowledgements

The Management wishes to place on record its gratitude to the Gujarat Industrial Development Corporation, HDFC, IDBI, ICICI, IDFC, Banks, Various Government Organisations and the employees for their help and cooperation in achieving the tasks of the Company.

For and on behalf of the Board

Place: Chennai

Date: 12th June, 2004.

Dr. Prathap C Reddy

Chairman

Auditors' Report

to the Shareholders

We have audited the attached Balance Sheet of **Apollo Hospitals International Limited** (formerly Akshaya Apollo Hospitals Limited) as at 31st March 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Companies (Auditor's Report) Order, 2003 Issued by the Ministry of Finance (Department of Company Affairs,New Delhi dated 12.6.03) in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraphs 4 of the said Order.
2. Further to our comments in the annexure referred to in paragraph (1) above:
   (a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   (b) in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of the books of account;
   (c) the Balance Sheet dealt with by this report are in agreement with the books of account;
   (d) in our opinion, the Balance Sheet complies with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956, to the extent applicable;
   (e) on the basis of written representations received from the directors, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March 2004 from being appointed as a director under section 274 (1)(g) of the Companies Act, 1956.
   (f) in our opinion, and to the best of our information and according to the explanations given to us. the said accounts, along with the accounting policies and notes to accounts annexed hereto, give the information required by the Companies Act, 1956, in the manner so required, and give a true and fair view:

   In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March 2004;

For **Karra & Co.,**
Chartered Accountants

V. Venkateswara Rao,
Partner

"Abirami" 20, II Street
East Abiramapuram, Mylapore
Chennai - 600 004.

Place : Chennai
Date : 12th June, 2004.

Annexure

to the Auditors' Report

The Annexure referred to in paragraph 1 of the Auditors' Report to the Members of Apollo Hospitals International Limited (formerly Akshaya Apollo Hospitals Limited) for the year ended 31st March 2004. We report as required under paragraph 4 that:

i. (a) The Company has maintained proper records to show full particulars including quantitative details and situation of fixed assets;

(b) The Company has a regular program of physical verification of its fixed assets, which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets;

(c) Since the Company has not disposed off any of its fixed assets during the year, the company continues to be a going concern.

ii. (a) The physical verification of inventory has been conducted by the management at reasonable intervals.

(b) According to the information and explanations given to us, the procedures for physical verification of inventory followed by the management is reasonable and adequate in relation to the size of the company and the nature of its business.

(c) The Company is maintaining proper records of inventory and no material discrepancies were noticed on physical verification.

iii. (a) The Company has not taken any unsecured loan from a Company listed in the Register Maintained u/s 301 of the Companies Act, 1956.

(b) The rate of interest and other terms and conditions do not apply.

(c) The question of Company being regular in payment of interest does not apply.

(d) The clause regarding overdue principal and interest as on the Balance Sheet date do not apply as the Company has not taken any unsecured loan.

iv. According to the information and explanations given to us, there are adequate internal Control procedures commensurate with the size of the company and the nature of the business for the purchase of Medical Equipment, Computer Hardware, software, and other assets. There is no continuing failure to correct major weaknesses in internal control;

v. (a) In our opinion and according to information and explanations given to us, there are transactions for which services are received in pursuance of contracts or arrangements entered in the Register maintained u/s 301 of the Companies Act, 1956 and aggregating to Rs. 5 lakhs or more in respect of each party.

(b) According the information and explanations given to us, the transactions referred in the above clause (a) are made at reasonable prices and on such terms and conditions which are comparable with the prices prevailing in the market.

vi. The Company has not accepted any deposits from the public. Therefore, the directives issued by RBI and the provision of Sec. 58-A and Sec. 58-AA of the Companies Act, 1956 and the rules framed hereunder do not apply.

vii. Since the Company not commenced its operations commensurate with the size of the company and the nature of its business it does not have an Internal Audit Systems. However the Company has adequate internal control system for the purchase of assets and consumables and pre-operative expenditure incurred during the year.

viii. Maintenance of cost record has not been prescribed by the Central Government under section 209(1)(d) of the Companies Act, 1956 for any of the job of the Company.

ix. (a) According to the information and explanations given to us, the Company is regular in depositing undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employee's State Insurance, Income Tax, Sales Tax, Wealth Tax, Customs duty, Excise Duty, Cess and any other statutory dues with the appropriate authorities wherever applicable.

(b) According to the information and explanations given to us, there is no dispute in respect of Income Tax/ Sales Tax/ Wealth Tax/ Customs Duty/ Excise Duty and Cess.

x. Since the Company yet to commence its commercial operations the provisions of this clause do not apply.

xi. The Company is regular in the payment of dues to the financial institutions or banks.

xii. Since the Company has not granted any loans or advances, the question of maintenance of documents and records do not apply.

xiii. Since the Company is not a chit fund or nidhi or mutual benefit fund or society, the provisions of any special statute do not apply.

xiv. The Company is not dealing or trading in shares, securities, debentures and other investments and hence maintenance of records regarding the same does not apply.

xv. According to the information and explanations given to us, the Company has not given any guarantee for any loans taken by others from bank or financial Institutions.

xvi. The Company has applied term loans for the purpose for which they were obtained.

xvii. The funds raised on short-term basis have not been used for long-term investment or vice versa.

xviii. The Company has not made preferential allotment of shares to parties and companies covered in the Register maintained under section 301 of the Act.

xix. The Company has not issued any debentures and hence the question of creation of security for the same does not arise.

xx. The Company has not made any public issue during the year under audit.

xxi. According to the information and explanation given to us, no fraud on or by the company has been noticed or reported during the year.

For **Karra & Co.,**
Chartered Accountants

V. Venkateswara Rao,
Partner

"Abirami" 20, II Street
East Abiramapuram, Mylapore
Chennai - 600 004.

Place : Chennai
Date : 12th June, 2004.

Balance Sheet

as at 31st March 2004

		SCHEDULE	31.03.2004		31.03.2003	
			Rs.	Rs.	Rs.	Rs.
1	SOURCES OF FUNDS					
	(i) Share Holders' Funds					
	(a) Share capital	A		403,459,690		325,459,695
	(b) Reserves & Surplus	B		89,999,995		47,999,995
	(ii) Loan Funds	C				
	(a) Secured Loans			668,590,753		356,115,753
	(b) Unsecured Loans					
	Total			**1,162,050,438**		729,575,443
2	APPLICATION OF FUNDS					
	(i) Fixed Assets	D				
	(a) Gross Block		39,800,056		39,762,431	
	(b) Less: Accumalated Depreciation		654,734	39,145,322	452,777	39,309,654
	(ii) Investments			---		20,000,000
	(iii) Capital Work-in-progress	E		773,585,779		356,109,136
	(iv) Current Assets, Loans & Advances	F				
	(a) Current Assets					
	(i) Inventories		18,495,193			
	(ii) Sundry Debtors		1,818,498			
	(iii) Cash & Bank Balances		77, 338,285		176,789,814	
	(b) Loans and Advances		3,092,465		7,320,709	
			100,744,441		184,110,523	
	Less: Current Liabilities & Provisions	G	34,084,962		17,948,275	
	Net Current Assets			66,659,479		166,162,248
	(v) Miscellaneous Expenditure	H		282,659,858		147,994,405
	Total			**1,162,050,438**		729,575,443

As per our Report of Even date Annexed

V. Venkateswara Rao
Partner

M/s. Karra & Co.
Chartered Accountants
"Abirami" 20, II Street
East Abiramapuram
Mylapore
Chennai - 600 004.

Place: Chennai
Date: 12th June, 2004.

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Chairman

C.D.D. Reddy
Managing Director

Preetha Reddy
Suneeta Reddy
Directors

Statement of Pre-Operative

Expenses for the year ended 31st March 2004

	SCHEDULE	As on 31.03.2004 Rs.	For 2003-2004 Rs.	As on 31.03.2003 Rs.
Administrative Expenses	I	116,861,250	94,494,181	22,367,069
Finance Expenses		104,150,295	50,612,714	53,537,581
Consultancy Fees & Professional Charges		96,120,938	24,652,960	71,467,978
Depreciation		654,734	201,957	452,777
Consumption of Materials		33,294,145	33,294,145	
		351,081,362	**203,255,957**	147,825,405
Less: Operational Income		68,590,504	68,590,504	
		282,490,858	**134,665,453**	147,825,405

As per our Report of Even date Annexed

V. Venkateswara Rao
Partner

M/s. Karra & Co.
Chartered Accountants
"Abirami" 20, II Street
East Abiramapuram
Mylapore
Chennai - 600 004.

Place: Chennai
Date: 12th June, 2004.

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Chairman

C.D.D. Reddy
Managing Director

Preetha Reddy
Suneeta Reddy
Directors

Schedules

Forming Part of Accounts

		31.03.2004 Rs.		31.03.2003 Rs.
Schedule 'A'				
Share Capital				
Authorised Capital				
45,000,000/- Equity Shares of Rs. 10/- each		**450,000,000**		450,000,000
Issued, Subscribed & paid up Capital				
[40,345,969 Equity Shares of Rs. 10/- each (Previous year 31,945,969 Equity Shares of Rs. 10/- each)]		403,459,690		319,459,690
Of the above 22,330,000 Equity Shares of Rs. 10/- each (previous year 22,330,000 Equity Shares of Rs. 10/- each) are held by the Holding Company Apollo Hospitals Enterprise Limited, Chennai.				
Share Application Money		-		6,000,005
		403,459,690		325,459,695
Schedule 'B'				
Reserves and Surplus				
Share Premium Account		89,999,995		47,999,995
		89,999,995		47,999,995
Schedule 'C'				
Loan Funds				
Secured Loans				
(a) IDBI Limited	50,000,000		50,000,000	
(b) HDFC Limited	475,500,000		305,500,000	
(c) IDFC Ltd	142,500,000		-	
(d) Interest accured but not due	590,753	668,590,753	615,753	356,115,753
(Secured by pari passu first charge on all the assets of the Company both present and future)				
Unsecured Loans		-		-
		668,590,753		**356,115,753**

Schedule 'D'

Fixed Assets

Description	Gross Block			Depreciation			Net Block	
	As on 01.04.2003 Rs.	Additions Rs.	As on 31.03.2004 Rs.	As on 01.04.2003 Rs.	For the year 2003-2004 Rs.	As on 31.03.2004 Rs.	As on 31.03.2003 Rs.	As on 31.03.2004 Rs.
1. Land	37,507,100	-	37,507,100	-	-	-	37,507,100	37,507,100
2. Office Equipments	358,304	21,275	379,579	52,008	18,926	70,934	306,296	308,645
3. Computers	198,402	16,350	214,752	77,072	33,813	110,885	121,330	103,867
4. Furniture & Fixture	362,951	-	362,951	56,919	22,329	79,248	306,032	283,703
5. Vehicles	1,335,674	-	1,335,674	266,778	126,889	393,667	1,068,896	942,007
Total	**39,762,431**	**37,625**	**39,800,056**	**452,777**	**201,957**	**654,734**	**39,309,654**	**39,145,322**

		31.03.2004 Rs.		31.03.2003 Rs.
Schedule 'E'				
Capital Work-in-Progress				
(a) CWIP Building		292,940,673		263,336,959
(b) CWIP Medical Equipment		294,346,815		-
(c) CWIP Mis. Assets		186,298,291		92,772,177
		773,585,779		356,109,136
Schedule 'F'				
Current Assets, Loans and Advances				
(a) Current Assets				
(i) Inventory		18,495,193		-
(ii) Debtors				
For more than six months		79,107		-
(iii) Others		1,739,391		-
(iv) Cash		98,098		80,035
(v) Bank Balances in Current Account				
(i) with scheduled banks	72,099,413		130,021,615	
(ii) with non scheduled banks	5,140,774		36,688,164	
(iii) In Deposit Account	-	77,240,187	10,000,000	176,709,779
Total (a)		**97,651,976**		176,789,814
(b) Loans and Advances				
(i) Advances to suppliers		1,224,864		5,401,832
(ii) Deposits		1,075,500		1,579,656
(iii) Other Advances		37,769		77,985
(iv) Pre-Paid Insurance		333,824		-
(v) Pre-Paid Expenses (AMC)		103,334		-
(vi) TDS Receivable		317,174		261,236
Total (b)		**3,092,465**		7,320,709
Total (a + b)		**100,744,441**		184,110,523

	31.03.2004 Rs.	31.03.2003 Rs.
Schedule 'G'		
Current Liabilities and Provisions		
(i) Dues to Small Scale Undertakings	-	-
(ii) Dues other than Small Scale undertaking	-	-
(iii) Sundry Creditors for Expenses	17,605,552	757,189
(iv) Sundry Creditors for Capital items	7,657,787	16,354,067
(v) Statutory Liabilities	460,503	-
(vi) Security Deposit	5,317,070	837,019
(vii) Other Liabilities	3,044,050	-
	34,084,962	17,948,275
Schedule 'H'		
Miscellaneous Expenditure		
(i) Preliminary Expenses	169,000	169,000
(ii) Pre-operative Expenses	282,490,858	147,825,405
	282,659,858	147,994,405
Schedule 'I'		
Administrative Expenses		
(i) Administrative Expenses	17,298,015	3,197,324
(ii) Rates & Taxes	474,357	2,633,348
(iii) Miscellaneous Expenditure	5,558,281	630,354
(iv) Repairs & Maintenance	266,888	357,007
(v) Salaries & Employee Cost	33,242,058	5,127,062
(vi) Travelling and Conveyance	4,095,046	9,325,315
(vii) Printing & Stationery	825,332	964,065
(viii) Staff Welfare Expenses	239,948	132,594
(ix) Power and Fuel Expenses	17,718,961	-
(x) Marketing Expenses	5,046,932	-
(xi) House Keeping Expenses	4,608,544	-
(xii) F & B Expenses	5,119,819	-
	94,494,181	22,367,069

As per our Report of Even date Annexed

V. Venkateswara Rao
Partner

M/s. Karra & Co.
Chartered Accountants
"Abirami" 20, II Street
East Abiramapuram
Mylapore
Chennai - 600 004.

Place: Chennai
Date: 12th June, 2004.

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Chairman

C.D.D. Reddy
Managing Director

Preetha Reddy
Suneeta Reddy
Directors

Accounting Policies

and Notes Forming Part of Accounts

A. Significant Accounting Policies

1. Description of Business

Apollo Hospitals International Limited (formerly known as Akshaya Apollo Hospitals Limited) AHIL or 'the company' is a newly established project of the Apollo group in Ahmedabad. The Hospital is a subsidiary of Apollo Hospitals Enterprise Limited, Chennai. The project envisages establishing of a 400 bed Hospital with international standards comprising 30 departments like Cardiology, Neurology, Oncology, Cardiac Surgery, Ortho, Gynecology to name a few, and a City Centre with 20 critical care beds.

2. Operations

The Company has commenced its soft operations during the year. However the company could operate very few departments like cardiology, cardiac surgery, neurology, that too partially for the year ending 31st March 2004. As the company has not commenced commercial operations no Profit and Loss Account has been prepared. The operations carried out in the departments named above were not significant in relation to the size of the project being implemented and the activity level contemplated and as only part of the Hospital was opened, the entire expenditure incurred has been treated as pre-operative expenditure and the revenue earned deducted from the pre-operative expenditure. Also the company has earned some income from deployment of funds not immediately required and sale of scrap etc which has been considered incidental to the construction and deducted from the pre-operative expenditure.

The pre-operative expenditure will be apportioned to building, equipment and other fixed assets in an appropriate manner at the time of commencement of commercial operations.

The Hospital building and the support facilities were completed substantially as on 31 March, 2004. Some departments of the hospital were functional and activities relating to soft operations are carried out. However, certain items of work relating to interior and final supplies of furniture and medical equipments are in progress. Consequently, these are being shown under capital work-in-progress. Project works in the City Centre is in progress and the entire cost incurred on the same is shown as Capital Work-in-Progress.

3. Basis for Preparation

The financial statements are prepared under historical cost convention in accordance with Generally Accepted Accounting Principles (GAAP) and comply with mandatory accounting standards and statements issued by the Institute of Chartered Accountants of India and the Companies Act, 1956.

Expenditure is recognized on actual basis.

4. Fixed Assets and Depreciation

Fixed assets are stated at the cost of acquisition. Depreciation is provided on Straight line method at the rates prescribed under schedule XIV of the Companies Act, 1956. Depreciation on new assets acquired during the year is provided from the date of acquisition till the end of the financial year. Assets costing less than Rs. 5,000/- individually have been depreciated fully in the year of purchase.

5. **Retirement Benefits**

Provident Fund: Employees of the company receive benefits towards contribution to provident fund and the company contributes to the provident fund scheme maintained by the central government.

Gratuity: The company does not have any gratuity liability as on the date of the balance sheet. The company would take such appropriate steps regarding the funding of the gratuity as and when it becomes liable.

6. **Foreign Currency Transactions and Translations.**

Transactions in foreign currency are recorded at the rates of exchange prevailing on the date of the transaction.

7. **Inventory**

Inventories comprise of consumables such as laboratory consumables, medical and surgicals, pharmacy, x-ray films etc. Inventories are stated at cost

B. Notes On Accounts.

1. Since the company has not commenced its commercial operations, the quantitative particulars as required under schedule VI to the Companies Act, 1956 are not applicable.

		Year ended March 31, 2004 Rs.	Year ended March 31, 2003 Rs.
2.	Expenditure in Foreign Currency		
	Purchase of Medical Equipment	192,930,004	5,976,447
3.	Earnings in Foreign Currency	153,458	-
4.	Managing Director's Remuneration	989,360	780,000
5.	Auditor's Remuneration		
	For audit fees (including service tax)	135,000	81,000
	For other services	5,400	7,500

6. **Commitments and Contingencies**

a) Unexpired letters of credit as at March 31, 2004 amounted to Rs. 1,383,638/-. (As at March 31, 2003, Nil.)

b) Contracts pending to be executed on capital account as at March 31, 2004 Rs. 12,388,900/-

(As at March 31, 2003 amounted to Rs. 43,381,690/-)

7. The figures of the previous year have been re-grouped and re-classified wherever necessary to confirm to those of current year.

8. Figures have been rounded off to the nearest Rupee.

As per our Report of Even date Annexed

V. Venkateswara Rao
Partner

M/s. Karra & Co.
Chartered Accountants
"Abirami" 20, II Street
East Abiramapuram
Mylapore
Chennai - 600 004.

Place: Chennai
Date: 12th June, 2004.

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Chairman

C.D.D. Reddy
Managing Director

Preetha Reddy
Suneeta Reddy
Directors

Balance Sheet Abstract

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE OF THE COMPANY
Under Part IV to Schedule - VI of the Companies Act, 1956

I. Registration Details

Registration No.	39016	State Code	18
Balance Sheet Date	31 03 04 (Date Month Year)		

II. Capital Raised during the year (Amount in Rs. Millions)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	120000

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Millions)

Total Liabilities	1162050	Total Assets	1162050
Sources of Funds			
Paid up Capital	403460	Reserves & Surplus	89999
Secured Loan	668591	Unsecured Loan	NIL
Application of Funds			
Net Fixed Assets	812731	Investments	NIL
Net Current Assets	66660	Misc. Expenditure	282659
Accumulated Losses	NIL		

IV. Performance of the Company (Amount in Rs. Millions)

Turnover	NIL	Dividend Rate %	NIL
Total Expenditure	NIL	Profit before Tax	NIL
Profit after Tax	NIL	Earnings per Share Rs.	NIL

V. Generic Names of Three Principal's Products/Services of Company (as per monetary terms)

Item Code No. (ITC Code)	NIL
Service Description	HOSPITAL

As per our Report of even date Annexed

V. Venkateswara Rao
Partner

M/s. Karra & Co.
Chartered Accountants
"Abirami" 20, II Street,
East Abiramapuram
Myalpore
Chennai - 600 004.

Place: Chennai
Date: 12th June, 2004.

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Chairman

C.D.D. Reddy
Managing Director

Preetha Reddy
Suneeta Reddy
Directors


Apollo
Life

Apollo Health Street Limited

Annual Report 2003 - 2004

Board of Directors

Chairman	Dr. Prathap C Reddy
Managing Director	Smt. Sangita Reddy
Directors	Smt. Preetha Reddy Smt. Suneeta Reddy Shri. Amit Burman Shri. N.J. Yasaswy Shri. James V Abraham Shri. Ratan Kumar Jalan
Chief Executive Officer	Dr. Vikram JS Chhatwal
Company Secretary	Shri. A.N.L. Madhavann

CORPORATE INFORMATION

Registered Office	No. 19, Bishop Gardens, Raja Annamalaipuram Chennai - 600 028.
Administrative Office	Life Sciences Building Apollo Hospitals Complex Jubilee Hills Hyderabad - 500 033.
Auditors	M/s. S.R. Batliboi & Associates Chartered Accountants 205, 2nd Floor, Ashok Bhoopal Chambers Sardar Patel Road Secunderabad - 500 003.
Bankers	Andhra Bank ICICI Bank State Bank of India Development Credit Bank Limited

Directors' Report

to the Shareholders

To the Members,

Your Directors are pleased to present their report on the business and operations of your Company for the year ended March 31, 2004.

Results of Operations

Rs.

Particulars	2003-2004	2002-2003
Income from Operations	120,245,076	64,711,923
Other Income	3,032,674	1,813,802
Increase (Decrease) in Projects in Progress	2,450,250	-
Profit/(Loss) before tax (PBT)	(1,386,256)	(36,215,698)
Deferred Tax Credit	933,262	13,400,475
Profit/(Loss) after Tax for the year	(452,994)	(22,815,223)
Balance of Profit/(Loss) brought forward	-	(37,326,914)
Profit/(Loss) carried to Balance Sheet	(452,994)	(60,142,137)
Transfer from share premium account	-	60,142,137
Net Profit/(Loss) carried to Balance Sheet	(452,994)	-

During the year ended March 31, 2004, your Company registered total revenue of Rs. 12.5 Crores as against Rs 6.6 Crores in the previous year, thereby achieving a growth rate of 90 % in the revenues. The loss for the year was Rs 4.5 Lakhs as against Rs 228.15 Lakhs in the previous year.

Business

Your Company has performed well during the year. Medical billing, coding and IT implementation services as offered by your company have registered a revenue of US $ 2.34 million (Consolidated between Apollo Health Street Limited and Apollo Health Street Inc., wholly owned subsidiary).

Significant Achievements

Medical Billing:

The Company has developed physician billing s/w implementation capabilities that enable implementation at a significantly lower cost at the client site, thereby reducing the threshold for physician group practices to adopt such billing system (the setup costs for Billing Systems are often a barrier for small and medium-sized physician practices). It has also won amongst the single largest revenue cycle management contract being currently outsourced to India.

Coding:

In Medical Coding, your Company has been working with its US clients for over two years with amongst the largest certified medical coding team in India. Furthermore, the Company offers medical record management services to clients in the United Kingdom.

Software solutions and Implementations:

Your Company has bagged a contract with one of Europe's largest product companies in the HIS space. As part of this contract, the Company will be providing resources for implementing their product at various client locations - with billing on a T&M basis. With the product company poised to grow even further in the UK market, this relationship is likely to bring in stable £ (GBP) earning over the coming years.

During the year, the Company had set up a branch office at London to scale its presence to offer BPO and Software Services in the U.K.

Your Company remains optimistic about long-term opportunities, while simultaneously meeting short-term challenges. The Company is responding to long-term opportunities by enhancing customer focus and building an efficient sales and delivery engine. The Company is closely monitoring the market situation and believes that its business model coupled with prudent risk and management practices will give it a sustainable competitive advantage. Further, the Company will aggressively pursue new opportunities, and will ensure adequate internal preparedness to take maximum advantage of such opportunities.

Investments

During the year, your Company invested Rs.1.78 Crores in Apollo Health Street Incorporated, USA, the wholly owned subsidiary, by purchasing 383 Equity Shares of USD1000 each fully paid-up.

Review of the subsidiary performance

Medvarsity Online Limited

During the year ended March 31, 2004, the Company has registered total revenue of Rs. 170.70 Lakhs as against Rs 133.11 Lakhs in the previous year. For the year, it has achieved a growth rate of 28% in the revenues with a profit of Rs 14.70 Lakhs as against the loss of Rs. 48.05 Lakhs in the previous year.

Emedlife Insurance Broking Services Limited

During the period ended October 10, 2003*, the Company registered total revenue of Rs. 59.74 Lakhs as against Rs 66.55 Lakhs in the previous year ended March 31, 2003. For the period, it has achieved a profit of Rs.12.02 Lakhs as against the loss of Rs.2.31 Lakhs in the previous year. (*De-subsidiarised w.e.f October10, 2003).

Apollo Health Street Inc.

During the year 2003-04, the Company recorded a turnover of USD $ 1,992,987. The Net Income for the year was USD $ 90,235.

As required under section 212 of the Companies Act, 1956, the audited statements of accounts along with the report of the Board of Directors and the respected Auditors' Report there on of the above subsidiary companies for the year ended March 31, 2004 are annexed.

De-subsidiarisation of Emedlife

On October 10, 2003, your Company has sold of its stake in Emedlife Insurance Broking Services Limited to M/s. Saffron Solutions Private Limited, Chennai.

Human resource management

Employees are your company's most valuable resource. Your company has been able to create a favorable work environment that encourages innovation and meritocracy. The company has also put in place a scalable recruitment and human resource management process. This enables it to attract and retain high-caliber employees. The period saw the Company scaling up on the human resources and infrastructure front. Net of separations, 320 employees are working. Process improvements have also been made in the areas of recruitment, training and visa processing.

Corporate Governance

Your Company has always been committed to the basic principles of Corporate Governance. The recent worldwide business failures coupled with current economic downturn have combined to create a very demanding financial reporting environment. The company continues to benchmark its corporate governance policies with leaders in the Indian Industry.

Audit Committee

As on March 31, 2004, the audit committee consists of the following members:

Smt. Suneeta Reddy - Chair Person

Shri. N. J. Yasaswy

Shri. Ratan Kumar Jalan

During the Year ended March 31, 2004, the audit committee met 5 times. The primary objective of the audit committee is to monitor and provide effective supervision of the management's financial reporting process with a view to ensure accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting.

Audit Committee Attendance during the Finiancial Year 2003-04:

Name	Number of meetings held during the year	Number of meetings attended during the year
Smt. Suneeta Reddy	5	5
Shri. N.J. Yasaswy	5	5
Shri. Ratan Kumar Jalan	5	5

The audit committee oversees the work carried out in the financial reporting process - by the management, the internal auditors and the independent auditor - and notes the processes and safeguards employed by each.

Responsibility Statement of the Board of Directors

The Directors' Responsibility Statement setting out the compliance with the accounting and financial reporting requirements specified under Section 217 (2AA) of the Companies (Amendment) Act, 2000, in respect of the financial statements, is

a. In the preparation of annual accounts, the applicable accounting standards have been followed.

b. The Directors have selected such accounting policies and applied consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at March 31, 2004 and the profit/loss of the Company for the financial year April 1, 2003 to March 31, 2004.

c. The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

d. The annual accounts have been prepared on a going concern basis.

Fixed Deposits

Your Company has not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the balance sheet date.

Directors

Mr. Ramesh Vangal resigned from the Directorship of the Company during the year. The Directors' place on record, the sincere appreciation for the services rendered by him during his tenure as Director.

As per Article 107 of the Articles of Association, Smt. Suneeta Reddy and Smt. Preetha Reddy, Directors of the Company are liable to retire by rotation in the forthcoming Annual General Meeting and they being eligible, offered themselves for reappointment.

Auditors

The auditors, M/s. S R Batliboi & Associates, Chartered Accountants, Hyderabad, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if reappointed.

Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Sub-section (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of Board of Directors) Rules, 1988 are annexed to this report.

Particulars of employees

As required under the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, as amended, the names and other particulars of applicable employees are annexed to this report.

Comments in Auditors' Report

Recognition of Deferred Tax Assets: The auditors of your Company, in their report, have expressed a disclaimer opinion in respect of the Deferred Tax asset in the financial statements. This disclaimer has arisen due to the accounting standard interpretation (AS9) issued by the Institute of Chartered Accountants of India, which calls for "virtual certainty". The Company has changed its business model focusing more on overseas revenues rather than domestic business. Whilst, both the business are profitable, it is only the profits of the domestic business, which are entitled to set off against the said deferred tax asset. Although the Company does not have the contracts signed, keeping in view of the precedent business growth and future projections, the Company is confident to set-off the deferred tax asset in the years to come.

Internal Audit System: The Board of Directors of your Company has initiated steps towards widening the scope of internal audit system commensurate with size and nature of its business, under the supervision of the Audit Committee and in consultation with the Statutory Auditors and Internal Auditors of the Company.

Acknowledgments

Your directors thank the company's clients, vendors, investors and bankers for their continued support during the year. Your directors' place on record their appreciation of the contribution made by employees at all levels, who, through their competence, hard work, solidarity, cooperation and support, have enabled the company to achieve the growth.

Your Directors thank the Government of India, particularly the Ministry of Communication and Information Technology, the Customs and Excise Departments, Software Technology Parks - Hyderabad, the Ministry of Commerce, the Ministry of Finance, the Reserve Bank of India, the State Government, and other Government Agencies for their support, and look forward for their continued support in the future.

For and on behalf of the Board of Directors

Place: Hyderabad
Date: 13th July, 2004

Dr. Prathap C Reddy
Chairman

Annexure

to the Directors' Report

a) Information as required under section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of employees) Rules, 1975, and forming part of the directors' report for the year ended March 31, 2004.

Name	Designation	Qualification	Age (Years)	Date of Joining	Experience (Years)	Gross Remuneration (Rs.)	Previous Employment Designation
Dr. Vikram JS Chhatwal	Chief Executive Officer	Graduated in Medicine from JNM College, Ph.D in genesis of Cancer, MBA (Paris)	35	1-4-2000	7	40,70,996	Fletcher School of Law and Diplomacy Boston, USA Head of Dept. Palliative at Apollo Hospitals, Delhi
Divya Sehgal	Vice President	B. Tech (IIT) MBA (IIMB)	32	15-11-2001	7	31,68,687	Director Emedlife.com Ltd.

Note:

1. Remuneration includes basic salary, allowances and taxable value of perquisites.

2. None of the employees is related to any director of the Company.

For and on behalf of the Board of Directors

Place: Hyderabad
Date: 23rd June, 2004

Dr. Prathap C Reddy
Chairman

b. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Sub-section (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of Board of Directors) Rules, 1988 are:

Conservation of Energy

The operations of your company are not energy intensive. However, adequate measures were taken to reduce energy consumption by using energy-efficient computers and by the purchase of energy-efficient equipment. Your company constantly evaluates new technologies and invests them to make its infrastructure more energy-efficient.

Research and Development

1. R&D initiatives at institutes of national importance: Not Applicable
2. Specific areas in which R & D carried out by the Company: Not Applicable
3. Benefits derived as results of the above R & D: Not Applicable
4. Future Plans of Actions: Not Applicable
5. Expenditure on R & D: Not Applicable

Technology Absorption

1. Efforts in brief towards technology, adoption and innovation

   The company keeps itself abreast of latest developments in technology applicable to it and absorbs and adopts accordingly to the extent permissible by its operations.

2. Benefits derived as results of the above R & D: Not Applicable
3. Import of Technology: The Company makes every efforts harness latest technology in respective IT segments and absorb from time to time.

Foreign Exchange Earnings and Outgo

1. Activities relating to exports, initiatives taken to increase exports, development of new export markets for product and services and export plans:

   Your Company has established a branch office at London to capture the European Market. These offices are staffed with adequate sales and marketing specialists who sell your company is also making initiatives to promote its services in the International market.

2. Foreign exchange earned and used for the period from April 1, 2003 to March 31, 2004

   Foreign exchange earnings : Rs. 70,421,633/-

   Foreign exchange outgo : Rs. 18,877,230/-

For and on behalf of the Board of Directors

Place: Hyderabad
Date: 13th July, 2004

Dr. Prathap C Reddy
Chairman

Auditors' Report

to the Members of Apollo Health Street Limited

The Board of Directors,

Apollo Health Street Limited

(1) We have audited the attached Consolidated Balance Sheet of Apollo Health Street Limited ("Group"), as at March 31, 2004 and the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement for the year ended on that date and annexed thereto.

(2) These financial statements are the responsibility of the management of Apollo Health Street Limited. Our responsibility is to express an opinion on these financial statements based on our audit.

(3) We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

(4) We did not audit the financial statements of Apollo Health Street Inc. USA, a wholly owned subsidiary and Emedlife Insurance Broking Services Limited, a majority owned subsidiary, whose financial statements reflect total assets of Rs.50,164,096/- as at March 31, 2004, total revenues of Rs.98,270,213/- and total net cash inflows of Rs.8,233,553/- for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of such subsidiaries is based solely on the report of such other auditors.

(5) We report that the Consolidated Financial Statements have been prepared by the management of Apollo Health Street Limited in accordance with the requirements of Accounting Standards 21, "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India.

(6) Refer Note No.7 on schedule 20 regarding recognition of deferred tax assets amounting to Rs.35,543,922/- in respect of unabsorbed tax depreciation and carry forward tax losses. Since, as per the Company's projections, the majority of the future operations will result in profit which would be entitled to a tax exemption under the Income tax Act, 1961, we are unable to comment on the availability of taxable profits from its domestic business, enabling set off of such deferred tax assets as required by Accounting Standard Interpretation 9 "Virtual certainty supported by convincing evidence" issued by the Institute of Chartered Accountants of India. In view of the same, we are unable to express an opinion on the recognition of such deferred tax assets in the financial statements.

(7) On the basis of the information and explanations given to us and on consideration of the separate audit reports on individual audited financial statements of Apollo Health Street Limited and its aforesaid subsidiaries subject to our observations in Para 6 above, we are of the opinion that in conformity with the accounting principles generally accepted in India.

(a) the Consolidated Balance Sheet, gives a true and fair view of the Consolidated State of Affairs of Apollo Health Street Limited and its consolidated entities as at March 31, 2004.

(b) the Consolidated Profit and Loss Account, gives a true and fair view of the Consolidated results of operations of Apollo Health Street Limited and its consolidated entities for the year then ended; and

(c) the Consolidated Cash Flow Statement, gives a true and fair view of the Consolidated cash flows of Apollo Health Street Limited and its consolidated entities for the year then ended.

For **S.R. Batliboi & Associates**
Chartered Accountants.

Utkarsh Palnitkar
Partner
Membership No.40030

Place: Hyderabad
Date: 24th June, 2004.

Balance Sheet

as at 31st March 2004

	SCHEDULE	31.03.2004		31.03.2003	
		Rs.	Rs.	Rs.	Rs.
SOURCES OF FUNDS					
(i) Shareholders' Funds					
Share Capital	1	83,098,160		83,098,160	
Reserves & Surplus	2	(1,736,652)		22,183	
			81,361,508		83,120,343
(ii) Minority Interest	3		3,141,011		4,177,223
Loan Funds					
Secured Loans	4	42,347,638		3,000,514	
Unsecured Loans	5	26,000,000		25,000,000	
			68,347,638		28,000,514
TOTAL			**152,850,157**		115,298,080
APPLICATION OF FUNDS					
(i) Fixed Assets	6(a)				
Gross Block		44,897,029		33,791,013	
Less: Depreciation		11,253,896		9,000,756	
Net Block			33,643,133		24,790,257
Capital Work-in-Progress including Capital Advances			1,394,671		
(ii) Intangible Assets	6(b)				
Gross Block		29,209,429		19,139,090	
Less: Amortization		5,158,056		1,352,642	
Net Block			24,051,373		17,786,448
(iii) Deffered Tax Assets (Net)	20(6)		33,643,055		49,321,680
(iv) Current Assets, Loans and Advances					
Inventories	7	2,450,250		239,287	
Sundry Debtors	8	69,220,644		44,958,671	
Cash and Bank Balances	9	12,128,890		13,862,510	
Other Current Assets	10	319,970		87,260	
Loans and Advances	11	13,427,383		7,057,078	
		97,547,137		66,204,806	

	SCHEDULE	31.03.2004		31.03.2003	
		Rs.	Rs.	Rs.	Rs.
Less: Current Liabilities and Provisions					
Current Liabilities	12	49,765,184		50,418,146	
Provisions	13	3,122,864		1,047,809	
		52,888,048		51,465,955	
Net Current Assets			44,659,089		14,738,851
(v) Miscellaneous Expenditure (to the extent not written off or adjusted)	14		9,876		19,752
Profit and Loss Account			15,448,960		8,641,092
TOTAL			**152,850,157**		115.298.080
Notes to Consolidated Accounts	20				

The Schedules referred to above and the notes to accounts form an integral part of the Consolidated Balance Sheet.

This is the Consolidated Balance Sheet referred to in our report of even date.

for M/s. **S.R. Batliboi & Associates**
Chartered Accountants

For and on behalf of the Board of Directors

Utkarsh Palnitkar
Partner

Dr. Prathap C Reddy
Chairman

Sangita Reddy
Managing Director

A.N.L. Madhavann
Company Secretary

Place: Hyderabad
Date: 24th June, 2004

Place: Chennai
Date: 23rd June, 2004

Profit and Loss

account for the year ended 31st March 2004

	Schedule No.	31.03.2004 Rs.	31.03.2003 Rs.
INCOME			
Income from Operations	15	172,884,619	83,687,614
Other Income	16	3,173,646	2,503,421
Increase in Projects-in-Progress		2,450,250	-
Total		**178,508,515**	86,191,035
EXPENDITURE			
Payments to and Provisions for Employees	17	68,226,004	38,432,429
Operations and Other Expenses	18	88,409,419	48,845,419
Depreciation/Amortization	6(a)(b)	10,544,243	4,951,563
Financial Expenses	19	5,304,785	1,671,454
Miscellaneous Expenses Written Off	14	9,876	32,877,367
Prior Year Expenses		-	160,622
Total		**172,494,327**	126,938,854
Profit/(Loss) Before Tax		6,014,188	(40,747,819)
Provision for Tax			
Current Taxes		1,852,724	-
Deferred Taxes		(933,262)	16,433,349
Net Profit/(Loss) after Tax and before Minority Interest		5,094,726	(24,314,470)
Net (Profit)/Loss attributable to Minority Shareholders		(556,620)	16,046
Net Profit/(Loss) attributable to Majority Shareholders		4,538,106	(24,298,424)
Loss Brought Forward		(8,641,092)	(44,484,804)
Deferred Tax Credit relating to prior years reversed		11,345,974	-
Transfer from Share Premium account		-	60,142,136
Consolidated Net Loss carried to Consolidated Balance Sheet		**(15,448,960)**	(8,641,092)
Notes to Consolidated Accounts	20		

The Schedules referred to above and the notes to accounts form an integral part of the Consolidated Profit & Loss Account.

This is the Consolidated Profit & Loss Account referred to in our report of even date.

for M/s. **S.R. Batliboi & Associates**
Chartered Accountants

For and on behalf of the Board of Directors

Utkarsh Palnitkar
Partner

Dr. Prathap C Reddy
Chairman

Sangita Reddy
Managing Director

A.N.L. Madhavann
Company Secretary

Place: Hyderabad
Date: 24th June, 2004

Place: Chennai
Date: 23rd June, 2004

Schedules

Forming Part of the Accounts

	31.03.2004 Rs.	31.03.2003 Rs.
SCHEDULE 1		
Share Capital		
Authorised:		
10,000,000 Equity Shares of Rs. 10/- Each	100,000,000	100,000,000
Issued, Subscribed and Paid-up:		
8,309,816 Equity Shares of Rs.10/- Each, Fully Paid-up	83,098,160	83,098,160
Of the above:		
(i) 6,100,000 Shares are held by Apollo Hospitals Enterprise Ltd., the Holding Company.		
(ii) 157,499 Shares of Rs.10/- each are allotted as fully paid up pursuant to contract for consideration other than cash		
SCHEDULE 2		
Reserves & Surplus		
Share Premium Account		
As at April 1	35,134	60,177,270
	35,134	60,177,270
Less: Transferred to Profit & Loss Account	-	60,142,136
	35,134	35,134
Exchange Fluctuation Reserve Account	(1,771,786)	(12,951)
	(1,736,652)	22,183
SCHEDULE 3		
Minority Interest		
As at April 1	4,177,223	4,193,269
Profit/(Loss) for the Year ended March 31,	556,620	(16,046)
Less: Transfer on Sale of relevant Subsidiary	(1,592,832)	-
	3,141,011	4,177,223
SCHEDULE 4		
Secured Loans		
Loans and Advances from Banks		
Short-Term Loan	-	3,000,000
(Secured against Short-Term Deposits with Bank)		
Interest Accrued and due	-	514
Export Credit facilities	10,176,961	-
Term Loan	32,170,677	-
	42,347,638	3,000,514

	31.03.2004 Rs.	31.03.2003 Rs.
SCHEDULE 5		
Unsecured Loans		
Short-Term Loans and Advances		
From Others	26,000,000	25,000,000
	26,000,000	25,000,000
SCHEDULE 7		
Inventories		
Educational Material & CDs	-	239,287
Projects-in-Progress (at Cost)	2,450,250	-
	2,450,250	239,287
SCHEDULE 8		
Sundry Debtors		
(Secured and Considered Good)		
Debts outstanding for a period exceeding six months	-	1,112,863
Other Debts	-	9,083,448
(Unsecured and Considered Good)		
Debts outstanding for a period exceeding six months	-	573,166
Considered Good	14,989,746	34,189,194
Considered Doubtful	2,941,074	1,851,961
Other Debts, Considered Good	54,230,898	-
	72,161,718	46,810,632
Less: Provision for Bad and Doubtful Debts	2,941,074	1,851,961
	69,220,644	44,958,671
SCHEDULE 9		
Cash and Bank Balances		
Cash and Cheques on Hand	2,161,175	51,220
Balances with Scheduled Banks:		
on Current Account	1,424,952	6,830,505
on Deposit Account	8,350,263	6,662,155
on Margin Money Account	192,500	-
Balances with other than Scheduled Banks	-	318,630
	12,128,890	13,862,510
Maximum Balance held during the year with:		
Fleet Bank, USA	7,819,879	1,443,000
Wachovia Bank, USA	10,180,565	-
SCHEDULE 10		
Other Current Assets		
Interest accrued on Fixed Deposits	45,497	87,260
Interest accrued on Loans	274,473	-
	319,970	87,260

	31.03.2004 Rs.	31.03.2003 Rs.
SCHEDULE 11		
Loans and Advances		
(Unsecured considered good)		
Loans	3,172,890	387,794
Advances recoverable in cash or in kind or for value to be received	8,029,944	4,574,336
Deposits	2,224,549	2,094,948
	13,427,383	7,057,078
SCHEDULE 12		
Current Liabilities and Provisions		
Current Liabilities		
Sundry Creditors for Goods, Services & Expenses		
Book Overdraft in Bank account	**12,521,988**	805,087
Due to other than Small Scale Industrial Undertakings	**22,457,207**	36,046,995
Advances from Customers	9,321,416	9,336,006
Interest accrued but not due	274,473	-
Other Liabilities	5,190,100	2,614,477
Security Deposit from Customers	-	1,615,581
	49,765,184	50,418,146
SCHEDULE 13		
Provisions		
Leave Encashment	640,844	483,006
Gratuity	745,769	564,803
For State and Federal Tax	1,736,251	-
	3,122,864	1,047,809
SCHEDULE 14		
Miscellaneous Expenditure		
(to the extent not written off or adjusted)		
Preliminary Expenses		
Opening Balance	19,752	29,628
Add: Incurred during the year	-	-
Less: Written Off	9,876	9,876
	9,876	19,752
Deferred Revenue Expenditure		
Opening Balance	-	32,867,491
Incurred during the year	-	-
Less: Written Off	-	32,867,491
	-	-
	9,876	19,752

	31.03.2004 Rs.	31.03.2003 Rs.
SCHEDULE 15		
Income from Operations		
Software Development & Implementation	115,791,849	38,821,659
Income from Online Services	25,000	526,400
Professional Service Fees	14,109,716	24,753,408
Website Development	3,094,500	117,500
Course Fees	9,008,130	9,329,265
Membership & Subscription	475	20,115
Healthcare Services	-	5,922,803
Insurance Brokerage	2,838,715	695,368
Income from Healthcare Services	3,126,087	-
Medical Coding and Billing	12,911,588	3,501,096
Professional services fees	11,978,559	-
	172,884,619	83,687,614
SCHEDULE 16		
Other Income		
Interest on Deposits (Gross)	80,693	415,414
Interest Others (Gross)	428,839	4,920
Reversal of Provision for Bad Debts	1,204,827	-
Gain On Exchange Fluctuation	40,809	16,903
Sundry Balances Written Back	20,476	1,500,046
Miscellaneous Income	52,943	566,138
Profit on Sale of Investment in a Subsidiary	1,345,059	-
	3,173,646	2,503,421
SCHEDULE 17		
Payments to and provisions for employees		
Salaries	61,120,583	33,681,544
Contribution to Provident Fund and Others	3,329,346	2,169,929
Staff Welfare	3,245,701	2,537,297
Contribution to Gratuity	530,374	43,659
	68,226,004	38,432,429
SCHEDULE 18		
Operations and Other Expenses		
Website Cost	2,909,792	2,748,219
Software Expenses	757,200	4,719,000
Product Expenses	4,485,892	3,143,622
Rent	4,769,119	3,513,970
Rates & Taxes	254,862	366,350
Royalty	592,000	546,000

	31.03.2004 Rs.	31.03.2003 Rs.
Repairs & Maintenance	3,378,002	2,092,347
Advertisement & Publicity	1,022,158	1,521,685
Communication Expenses	7,929,487	3,576,844
Directors Sitting Fees	300,000	322,500
Electricity Charges	99,179	125,235
Travelling & Conveyance	20,724,204	10,467,409
Printing & Stationery	3,386,864	4,038,279
Legal & Professional Charges	11,806,130	5,210,105
Auditors Remuneration	1,167,755	868,394
Insurance	612,787	-
Commission	1,640,856	-
Claims Processing Fees	162,224	-
Expenses on Projects	11,040,582	-
Bad Debts written off	2,043,157	550,000
Provision for Bad & Doubtful Debts	2,941,076	1,851,961
Sundry Balances /Advances written off	3,612	194,109
Loss on Exchange Fluctuation	1,585,940	(4,164)
Books & Periodicals	2,544	7,703
Lease Finance Charges	132,000	-
Loss on Sale of Assets	528,520	275,017
Interest	-	82,567
Inventory written off	239,287	-
Miscellaneous Expenses	3,894,190	2,628,267
	88,409,419	48,845,419

SCHEDULE 19

Financial Expenses		
Interest		
- on term loans	1,739,197	-
- on banks	514,054	-
- others	2,652,968	1,498,642
Bank Charges	398,566	172,812
Total	**5,304,785**	1,671,454

Schedule 6(a)

FIXED ASSETS (AT COST)

(Amount in Rupees)

	GROSS BLOCK				DEPRECIATION				NET BLOCK	
Description	**As at 01.04.03**	**Additions**	**Sales/ Adjustment**	**As at 31.03.04**	**Upto 31.03.03**	**For the year**	**Sales/ Adjustment**	**Upto 31.03.04**	**As at 31.03.04**	**As at 31.03.03**
Leasehold Improvements	3,239,144	4,492,931	-	7,732,075	432,794	574,902	-	1,007,696	6,724,378	2,806,350
Computes and Computer Equipments	19,551,273	9,126,313	7,400,994	21,276,592	6,520,256	3,078,648	3,152,034	6,446,870	14,829,722	13,031,017
Office Equipment	4,457,349	1,677,078	757,572	5,376,855	585,138	396,907	172,351	809,694	4,567,161	3,872,211
Furniture & Fixtures	4,947,792	4,371,774	143,258	9,176,308	951,390	1,523,501	51,059	2,423,832	6,752,476	3,996,402
Vehicles	1,419,935	-	260,256	1,159,679	335,658	122,531	67,906	390,283	769,396	1,084,277
Library	175,520	-	-	175,520	175,520	-	-	175,520	-	-
TOTAL	**33,791,013**	**19,668,095**	**8,562,080**	**44,897,028**	**9,000,756**	**5,696,490**	**3,443,350**	**11,253,896**	**33,643,133**	**24,790,257**
Previous Year	26,679,774	7,882,294	771,055	40,844,099	5,010,634	4,448,123	105,359	9,353,398	31,490,701	-

SCHDEULE 6(b) - INTANGIBLE ASSETS

	GROSS BLOCK				AMORTISATION				NET BLOCK	
Description	**As at 01.04.03**	**Additions**	**Deletions/ Adjustments**	**As at 31.03.04**	**Upto 31.03.03**	**For the year**	**On Deletions/ Adjustments**	**Upto 31.03.04**	**As at 31.03.04**	**As at 31.03.03**
Goodwill	12,086,004	-	1,425,716[(a)]	10,660,288	1,000,000	1,425,716[(a)]	1,425,716	1,000,000	9,660,288	11,086,004
Software	7,053,086	11,496,056	-	18,549,142	352,642	3,208,802	(596,612)	4,158,056	14,391,086	6,700,444
TOTAL	**19,139,090**	**11,496,056**	**1,425,716**	**29,209,430**	**1,352,642**	**4,634,518**	**829,104**	**5,158,056**	**24,051,374**	**17,786,448**
Previous Year	12,086,004	7,053,086	-	1,000,000	500,000	500,000	-	1,000,000	-	-

Note: (a) Goodwill written off on account of sale of investment in relevant subsidiary

(b) The difference of Rs. 213,235 (Previous year - Rs. 3,440) between depreciation for the year as disclosed above and as considered in the consolidated Profit & Loss Accounts is due to the difference in exchange rates considered for the purpose of translation of financial statements of an overseas subsidiary Company.

SCHEDULE 20

1. Statement of Significant Accounting Policies

a. Basis of consolidation

The Consolidated Financial Statements of Apollo Health Street Limited (AHSL) and its majority owned & controlled domestic and foreign subsidiaries (Collectively termed as 'the Company" or "Group") are prepared under historical cost convention in accordance with the Accounting Principles Generally Accepted in India and the Accounting Standard 21 " Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India. All material inter-company balances and intercompany transactions and resulting unrealised profits and losses are eliminated on consolidation.

The following are the Subsidiary Companies considered for consolidation:

Names of the Subsidiary Company	Country of Incorporation	% of Interest
Medvarsity Online Limited	India	85%
Emedlife Insurance Broking Services Limited (formerly known as eMedlife. Com Limited)*	India	75%
Apollo Health Street Inc.	USA	100%

* Stake in the subsidiary disposed on October 10, 2003.

b. Fixed Assets

Fixed assets are stated at the cost of acquisition including any cost attributable to bringing the asset to its working condition for its intended use, less accumulated depreciation.

c. Depreciation

Depreciation on fixed assets is provided under the straight-line method, at the rates and in the manner prescribed under Schedule XIV to the Companies Act, 1956, except as stated hereunder:

(i) In case of Apollo Health Street Inc. USA, depreciation is provided at rates based on the estimated useful lives of the respective assets as determined by the management;

(ii) Leasehold improvements are amortised over shorter of lease period and estimated useful lives;

(iii) Acquired Goodwill, other than arising on consolidation is amortised in two years;

(iv) Computer software (included under Computers and computer equipment) are depreciated over a period of 2 to 5 years; and

(v) Library books are fully depreciated in the year of purchase. Individual assets costing less than Rs. 5,000 (excluding those included under leasehold improvements) are fully depreciated in the year of purchase.

d. Intangibles

An intangible asset is recognised, as an asset only if it is probable that the future economic benefits that are attributable to the asset will flow to the company. Intangible assets are stated at cost less accumulated amortisation.

Cost of software is amortised on the straight-line basis over a period of 2-5 years, being the useful life of the assets as determined by the management.

Goodwill arising on consolidation of acquired subsidiary is carried at cost.

e. Leases

Finance Lease: Leases, which effectively transfer to the Company, substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on the implicit rate of return. Finance charges are charged directly against income.

Operating Lease: Leases where the lessor effectively retains substantially all the risks and the benefits of ownership of the leased assets are classified as Operating leases. Operating lease payments are recognised as an expense in the Profit and Loss Account on a straight-line basis over the lease term.

f. Inventories

Project in Progress:

Projects-in-Progress are valued at cost. Cost represents direct expenses of personnel deployed on the project.

Inventories in the form of compact discs are stated at cost or net realisable value, whichever is lower. Cost is determined on a weighted average basis.

g. Miscellaneous Expenditure

Preliminary expenditure such as expenses relating to incorporation of the Company etc., incurred prior to April 1, 2003 is being amortised over a period of 5 years using "Straight Line Method".

h. Revenue recognition

The Company recognises revenue on the following bases-

(a) Software development and implementation	**Software development-** On the basis of software developed and billed, as per the terms of contracts based on milestones achieved under the percentage of completion method. **Software implementation-** On the completion of installation based on the terms of arrangements with the concerned parties.
(b) Online services	On rendering of the services based on the terms of the agreements/arrangements with the concerned parties or on a time proportion basis over the period of such services.
(c) Professional services fees including medical coding and billing services	On rendering of the services based on the terms of the agreements/ arrangements with the concerned parties.
(d) Website development	As per the terms of agreements based on milestones achieved under the percentage of completion method.
(e) Course fees	On a time proportion basis over the duration of course and is stated net of discounts.
(f) Membership and subscription	On a time proportion basis over the period of membership/subscription to the facilities.
(g) Health services	On a time proportion basis over the period of the agreement with the concerned parties and is recorded net of service tax.
(h) Health check ups	On the provision of agreed services.

(i) Brokerage Income	On underwriting of Insurance policy and subsequent placement of Insurance premium with insurer
(j) Course admission fees	On an upfront basis at the time of admission.

i. Foreign currency transactions and foreign currency translation

Transactions denominated in foreign currencies are recorded at exchange rates prevailing on the date of transaction. At the year-end, monetary items denominated in foreign currencies are translated into rupees at the year-end exchange rates. All exchange differences arising on settlement/translation of foreign currency transactions are included in the Profit and Loss Account, or capitalised as the case may be.

The functional currency of AHSL and its domestic subsidiary companies is Indian Rupees (INR). The functional currency of its overseas subsidiary company is US Dollor. The translation of functional currency into INR is performed for assets and liabilities, (excluding share capital) using the exchange rate as at the balance sheet date, for revenues, costs and expenses using average exchange rates prevailing during the year. Share capital is carried at historical cost. Resultant currency translation gain/loss is carried as Exchange Fluctuation Reserves in Reserves & Surplus.

j. Retirement benefits

Gratuity:

Liability towards gratuity is accrued and provided for in the manner stipulated under the Payment of Gratuity Act, 1972 on the basis of actuarial valuation made at the end of each financial year.

Leave encashment:

Liability towards leave encashment is accrued and provided for on the basis of actuarial valuation made at the end of each financial year.

Provident fund

Contribution to provident, being a defined contribution plan, is expensed on accrual basis.

Liabilities towards retirement benefits in respect of Apollo Health Street Inc., USA, a wholly owned overseas subsidiary, is being provided in compliance with the requirements of domestic laws of the said subsidiary.

2. Disposal of a subsidiary

On October 10, 2003 Apollo Health Street Limited has sold its entire stake in Emedlife Insurance Broking Services Limited (EIBSL) for a consideration of Rs.6,000,000 The accompanying Consolidated Profit & Loss Account for the year ended March 31, 2004 include items of Profit & Loss Account of EIBSL for the period beginning from April 1, 2003 to October 10, 2003. The effect of disposal of subsidiary on the financial position on the reporting date, the results for the reporting period and on the corresponding amounts for the previous year are given below:

	For the period April 1, 2003 to October 10, 2003	**For the year ended March 31, 2003**
Revenues	5,974,985	6,653,884
Expenses	4,201,846	6,886,636
Net Profit considered in the Consolidated Financial Statements Profit & Loss Account	976,291	175,225

	As at October 10, 2003	As at March 31, 2003
Liabilities		
Minority Interest	-	1,226,925
Assets		
Fixed Assets	197,997	941,372
Deferred Tax Assets	5,265,912	5,265,912
Net Current Assets	1,801,866	(148,660)
Goodwill	-	1,425,716
Balance in Profit & Loss Account	-	(96,229)

3. **Contingent liabilities**

Contingent liabilities as on March 31, 2004 - Rs. Nil. (Rs.Nil)

4. **Capital commitments**

As at March 31, 2004 the estimated amount of contracts remaining to be executed on capital account and not provided for is Rs.2,219,735/- (Rs.2,148,760/-)

5. **Secured loan**

During the year the Company has obtained the Term Loan of Rs.32,170,677/- & Export Credit facilities of Rs.10,176,961/- from Development Credit Bank Limited secured by exclusive first charge on all the fixed assets both present and future, exclusive first charge by way of hypothecation of all current assets both present & future and personal guarantee of the Managing Director of the Company and Letter of comfort from Apollo Hospitals Enterprise Limited, the holding company.

6. **Provision for doubtful debts**

Periodically the Company evaluates customers' dues to the Company for collectables. The need for provisions is assessed based on various factors including collectables of specific dues, risk perceptions of the industry in which the customers operate, and general economic factors, which could effect the customers ability to settle. The Company normally provides for provision debtors ageing more than one year. During the year the Company has provided a provision of Rs.1,280,126/- (Rs. Nil) on dues from certain customers.

7. **Deferred taxes, net**

i) Deferred tax is provided on all temporary differences at the Balance Sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

ii) Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or subsequently enacted at the Balance Sheet date.

iii) In respect of Medvarsity Online Limited, a majority owned subsidiary, the management has evaluated the deferred tax assets for unabsorbed depreciation and carry forward losses against virtual certainty of future taxable income. The management feels that in the absence of convincing evidence that sufficient future taxable income will be available against which deferred tax asset can be realised, deferred tax assets recognised in earlier years, have been reversed to the Profit & Loss Account.

iv) Deferred tax assets in respect of unabsorbed depreciation and carry forward losses are recognised based on management's confidence that sufficient taxable income will be available in future against which deferred tax assets can be realised.

a) **Deferred tax assets consists of:**

Particulars	**March 31, 2004 (Rs.)**	**March 31, 2003 (Rs.)**
Leave encashment	208,512	173,954
Gratuity	228,811	201,938
Provision for doubtful debts	828,025	664,391
Unabsorbed depreciation	6,618,764	16,585,333
Business Loss Carried Forward	28,925,158	35,036,772
	36,809,270	52,662,388
b) **Deferred tax liability consist of:**		
Particulars		
Fixed Assets	(3,166,214)	(3,340,708)
c) **Deferred tax asset, Net (a-b)**		
	33,643,056	49,321,680

SCHEDULE 2

8. Leases

a. Finance leases

Computers and Computer equipment includes computers obtained on finance lease. The lease term is for a period of three years after which the legal title will pass to the lessee. There is no escalation clause in the lease agreement. There are no restrictions imposed by lease arrangements. The minimum lease payments due are as under:

	March 31, 2004 (Rs.)	**March 31, 2003 (Rs.)**
Total minimum lease payments at the year end	458,334	825,000
Present value of minimum lease payments (Rate of interest: 13.56% p.a.)		
Not later than one year [Present value Rs. 417,060 as on 31.3.2003 (Rs. 289,046 as on 31.3.2002)]	458,334	366,666
Later than one year but not later than five years [Present value Rs. Nil as on 31.3.2004 (Rs. 417,060 as on 31.3.2003)]	-	458,334

b. Operating leases

The Company has taken on lease, premises for office use, under a lease agreement for a period of 5 - 10 years. The lease term is renewable with mutual consent with an escalation clause of 10% increase every year. The minimum lease payments due are as under:

Not later than one year	5,478,697	2,517,368
Later than one year but not later than five years	35,518,491	13,771,422
Later than five years	8,881,603	9,227,918
Sub-lease payments received (or receivable) recognished in the statement of profit and loss for the year.	152,780	176,461

9. On the basis of the information available with the Company, which has been relied upon by the Auditors, there are no amounts payable to small-scale industrial undertakings as at March 31, 2004 (Rs.Nil).

10. Related Party Transactions

During the year ended March 31, 2004 the Company has entered into transactions with related parties. The names of the related parties and nature of relationship and the transactions together with balances as at march 31, 2004 are presented in the following table:

Names of Related Parties	**Services Rendered**		**Professional Services Received**		**Royalty Expenses**		**Lease Rent Expenses**		**Contributions towards Equity**		**Managerial Remuneration**		**Balance as at March 31**	
	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2004	2003
Holding Company														
Apollo Hospitals Enterprise Limited	14,996,562	10,392,490	1,515,000	647,988	-	-	3,070,700	2,003,524	-	-	-	-	(7,252,840)	(9,301,708)
Sub Total	**14,996,562**	**10,392,490**	**1,515,000**	**647,988**	-	-	**3,070,700**	**2,003,524**	-	-	-	-	**(7,252,840)**	**(9,301,708)**
Key Management Personnel:														
Sangita Reddy	-	-	-	-	-	-	-	-	-	100,00	-	-	-	-
Sub Total	-	-	-	-	-	-	-	-	-	**100,00**	-	-	-	-
Significant Influence														
Akshya Apollo Hospitals	826,497	6,643,181	-	-	-	-	-	-	-	-	-	-	2,593,790	4,990,600
Apollo Gleneagles Hospitals	4,265,000	5,690,000	-	-	-	-	-	-	-	-	-	-	4,377,225	4,920,000
Indraprastha Medical Corporation	514,700	390,300	-	-	-	-	-	-	-	-	-	-	(387,279)	123,145
Apollo Sagar	-	534,425	-	-	-	-	-	-	-	-	-	-	-	34,425
Family Health Plan Limited	-	4,050,000	-	-	-	-	-	-	-	-	-	-	1,550,000	4,290,000
Apollo Health and Life Style	1,184,000	1,199,578	-	-	-	-	-	-	-	-	-	-	1,106,324	850,063
Apollo Idyam	-	107,300	-	-	-	-	-	-	-	-	-	-	54,600	54,800

Names of Related Parties	Service Rendered		Professional Service Received		Royalty Expenses		Lease Rent Expenses		Contributions towards Equity		Managerial Remuneration		Balance as at March 31	
	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2004	2003
3H 1066 Emergency Services	-	-	-	-	-	-	-	-	-	-	-	-	-	65,000
Apollo Amar	275,000	550,000	84,000	-	-	-	-	-	-	-	-	-	152	-
Educational & Research Foundation	337,500	507,175	-	-	-	361,175	-	-	-	-	-	-	239,675	-
Apollo Projects	-	72,000	-	-	-	-	-	-	-	-	-	-	37,800	(952,369)
Apollo Bilaspur	151,000	-	-	-	-	-	-	-	-	-	-	-	-	-
Apollo Telemedicine Networking Foundation	4,509,025	-	-	-	-	-	-	-	-	-	-	-	4,509,025	-
P C R Investments	1,000,000	-	-	-	-	-	-	-	-	-	-	-	-	-
Sub Total	13,062,722	19,743,959	84,000	-	-	361,175	-	-	-	-	-	-	14,081,312	14,375,664

Note: Amounts in brackets represent payable to related parties.

11. Figures in brackets represent those relating to the previous year.

12. Previous year figures have been re-grouped/rearranged, wherever necessary.

In terms of our report of even date.

S.R. Batliboi & Associates
Chartered Accountants

Utkarsh Palnitkar
Partner

Place: Hyderabad
Date: 24th June, 2004

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Chairman

Sangita Reddy
Managing Director

A. N. L. Madhavann
Company Secretary

Place: Chennai
Date: 23rd June, 2004

Consolidated Cash Flow

for the year ended 31st March 2004

		31.03.2004 Rs.	31.03.2003 Rs.
Net Profit / (Loss) before tax and minority interest		**6,014,187**	(40,747,819)
Adjustments for:			
Depreciation/Amortization		10,544,243	4,951,563
Deferred revenue and miscellaneous expenditure written off		9,876	32,877,367
Foreign exchange gain		15,159	(3,742)
Interest income		(509,532)	(420,334)
Interest expenses		4,906,219	1,504,605
Provision for retirement benefits		338,804	(592,383)
Profit on sale of investments in a subsidiary		(1,345,059)	-
Goodwill written off		1,425,716	-
Provision for doubtful debts & debts written off		4,984,233	2,401,961
Inventories written off		239,287	61,400
Loss on sale of assets		528,521	275,017
Operating profit (loss) before working capital changes		**27,151,654**	307,635
Adjustments for:			
Sundry debtors		(34,149,404)	(18,625,489)
Inventories		(2,450,250)	8,180
Loans and advances		(6,989,468)	41,632
Sundry creditors		6,405,458	11,783,035
Net cash used for operating activities	(A)	**(10,032,010)**	(6,485,007)
Cash flows from investing activities			
Purchase of fixed assets		(34,491,503)	(14,935,380)
Proceeds from sale of investments in a subsidiary, net of cash		3,863,931	-
Proceeds from sale of equipment		4,590,209	390,678
Interest earned		276,822	355,666
Net cash used for investing activities	(B)	**(25,760,541)**	(14,189,036)

		31.03.2004 Rs.	31.03.2003 Rs.
Cash flows from financing activities			
Proceeds from issue of share capital		-	100,000
Proceeds from borrowings		47,347,638	38,000,000
Repayment of borrowings		(7,000,000)	(12,345,189)
Interest paid		(4,632,260)	(1,609,176)
Net cash flows from financing activities	(C)	**35,715,378**	24,145,635
Effect of exchange rate changes on cash and cash equivalents	(D)	(1,656,447)	(24,673)
Net Increase/(Decrease) in cash and cash equivalents	A+B+C+D	**(1,733,620)**	3,446,919
Cash and cash equivalents at the beginning of the year		**13,862,510**	10,415,591
Cash and cash equivalents at the end of the year		**12,128,890**	13,862,510

This is the Cash Flow Statement
referred to in our report of even date.

S.R. Batliboi & Associates
Chartered Accountants

For and on behalf of the Board of Directors

Utkarsh Palnitkar
Partner

Dr. Prathap C Reddy
Chairman

Sangita Reddy
Managing Director

A. N. L. Madhavann
Company Secretary

Place: Hyderabad
Date: 24th June, 2004

Place: Chennai
Date : 23rd June, 2004



Apollo Health and Lifestyle Limited

Annual Report 2003 - 2004

Board of Directors

Chairman	Dr. Prathap C Reddy
Directors	Smt. Suneeta Reddy Smt. Sangita Reddy Shri. K. Padmanabhan Dr. Vikram Jitsingh Chhatwal

CORPORATE INFORMATION

Registered Office	#19, Bishop Gardens Raja Annamalaipuram Chennai - 600 028.
Administrative Office	Life Sciences Centre Apollo Hospitals Complex Jubliee Hills Hyderabad - 500 033.
Auditors	M/s. Karra & Co. Chartered Accountants "Abirami" 20, II Street, East Abiramapuram Mylapore Chennai - 600 004.
Bankers	Andhra Bank ICICI Bank State Bank of India

Directors' Report

to the Share Holders

Dear Members,

Your Directors have pleasure in presenting the "Third Annual Report" of the Company together with Audited Balance Sheet and Profit and Loss Account for the financial year ended March 31, 2004 together with the Auditor's Report thereon.

The financial performance of the Company has been better as compared to that of the previous year. A few of the highlights are as follows:

- Commercial launch of 12 franchisee clinics
- Signing of 19 new franchisee agreements
- Establishment of an overseas presence in Qatar, Bangladesh and Kuwait.

After meeting success within the Country, the Apollo Clinic franchisee business model has been successfully marketed abroad as well. Three franchisee agreements have already been signed, one each in Qatar, Bangladesh and Kuwait.

The Company is set to make its mark overseas with forthcoming openings of "The Apollo Clinic" in Saudi Arabia, Kuwait, Qatar and Bangladesh during the year 2004-2005. These overseas clinics will contribute substantially to the revenues and profits in the future.

In the 19 clinics that have been operational during the year 2003-2004, there has been a steady increase in the number of patients, pharmacy sales, diagnostic procedures and laboratory services. Revenues for the clinics have also been increasing steadily over the year. The combined gross revenue for the clinics under operation crossed Rs. 14 million in a single month in March, 2004.

OPERATIONAL HIGHLIGHTS

The Company continued further on its path of progress. A demonstration of its growth has been the achievement of a number of milestones:

1. AHLL was awarded the "Franchisor of the year" and "Debutant Franchisor of the year" by The Franchising World. This was won against stiff competition from a number of established companies.
2. Total number of UHID's generated by all clinics crossed the 100,000 mark.
3. Six clinics achieved sales of more than Rs. 100,000/- on a single day namely Janakpuri, Gurgaon, East of Kailash, Central Bangalore, Shakespeare Sarani (Kolkata, West Bengal) and Ghatlodia (Ahmedabad, Gujarat). Some of the clinics achieved this distinction on more than one ocassion.

BUSINESS MODEL ENHANCEMENTS

As the Company progresses, the Company has continued to make changes to the Clinic concept. Enhancements were made in a number of areas including the architectural design and plans, equipment used, the material used in the buildings, the dresses used, the financial model, the software package, etc. All these changes were made with a view to deliver high value to the franchisee and to be able to offer better patient care. Our franchisees have been actively involved with us in enabling these changes. The major achievements during the year were:

1. The Company changed the business model to reduce the project cost per clinic from Rs. 20 million to Rs. 17 million, while maintaining the basic model unchanged.
2. The Company significantly altered the business development procedure. The Company has done away with the practise of signing the MOU's with prospective franchisees before signing the Franchisee Agreements, thereby significantly reducing the Business Development cycle.
3. The Company has significantly reduced project implementation time for setting up clinic. The Central Bangalore Clinic, the first clinic to be implemented on "crash" schedule, was set up in a record number of 55 days.

BIRTHING CENTRE

The Cradle is a homelike facility with a program of care designed in the wellness model of pregnancy and birth. It is a group of professionals working together to respond to a woman's needs during pregnancy, birth, and early parenting. A team of highly qualified professionals from nursing, obstetrics, pediatrics, nutrition, physical fitness, childbirth and parenting education will come together to offer the personal yet comprehensive care that every expectant mother and her family deserve. The Company is on the threshold of unveiling the first franchised Birthing Centre "The Cradle" at New Delhi with state of the art facilities during the year 2004-2005. The Cradle is expected to become operational in May, 2005.

FINANCIAL PERFORMANCE

Overall, the Company generated a total income of Rs. 59,588,400/- during the year 2003-2004. The Company also achieved substantial growth of 80% in profit after taxation as compared to the previous year. The profit after taxation stood at Rs. 5,903,168/-.

FIXED DEPOSITS

The Company has not accepted any Fixed Deposits from the public.

EMPLOYEES PARTICULARS

No employee is in receipt of remuneration as applicable under Section 217(2A) of the Companies Act, 1956.

DIRECTORS

Shri. K Padmanabhan, Director of the Company will retire at this Annual General Meeting and being eligible offers himself for re-appointment.

SECRETARIAL COMPLIANCE CERTIFICATE

As per the provisions of Section 383 A (1) of the Companies Act, 1956, a Secretarial Compliance Certificate issued by Mr. Y. Uday Chandra, Company Secretary in Practice is annexed to this report.

DIRECTORS RESPONSIBILITY STATEMENT

As required under Section 217(2AA) of the Companies Act,1956, the Directors of the Company hereby state and confirm that :

1. In the preparation of Annual Accounts for the year, applicable Accounting Standards had been followed and there were no material departures.
2. The Directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year, and of the profit of the company for that period.
3. The Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
4. The Directors had prepared the Annual Accounts on a going concern basis.

FOREIGN EXCHANGE EARNINGS / OUTGO

The Foreign Exchange Earnings by the Company towards the Consultancy Services is Rs. 12,206,126/-. The Foreign Exchange Outgo on account of Travel Expenses is Rs. 163,127/-

ENERGY CONSUMPTION AND TECHNOLOGY ABSORPTION

Since the Company is engaged in the activities of Service Sector, the Company is not required to furnish the particulars with respect to the Conservation of Energy in Form A of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and the particulars of Technology Absorption as per Form B of the said rules. However the Company is making necessary efforts to conserve the energy and absorb the latest Technology in all its activities.

AUDITORS

The Auditors M/s. Karra & Co., Chartered Accountants, retires at the ensuing Annual General Meeting and are eligible for reappointment.

ACKNOWLEDGEMENT

The Directors wish to place on record its gratitude to all the franchisees, stakeholders, Business Associates, Central and State Governments, Banks and the employees for their help and cooperation in achieving the tasks of the Company.

For and on behalf of the Board of Directors

Place: Chennai
Date: 12th June, 2004.

Dr. Prathap C Reddy
Chairman

Compliance Certificate

To
The Members
Apollo Health and Lifestyle Limited
19, Bishop Gardens, R.A. Puram
Chennai - 600 028.

Regn. No. CIN: U85110TN2000PLC46089

I have examined the registers, records, books and papers of Apollo Helath and Lifestyle Limited, (the Company) as requried to be maintained under the Companies Act, 1956, (the Act) and the Rules made there under and also the provisions contained in the Memorandum and Articles of Association of the Company for the financial year ended on March 31, 2004 (financial year). In my opinion and to the best of my information and according to the examinations carried out by me and explanations furnished to me by the Company, its Officers and Agents, I certify that in respect of the aforesaid financial year:

1. The Company has kept and maintained all registers as stated in Annexure 'A' to this certificate, as per the provision of the Act and the Rules made there under and all entries therein have been duly recorded.
2. The Company has duly filed the forms and returns as stated in Annexure 'B' to this certificate, with the Registrar of Companies, Regional Director, Central Government, Company Law Board or other authorities within the time prescribed under the Act and the Rules made there under.
3. The Company, being a public limited company, has the minimum prescribed paid up capital.
4. The Board of Directors duly met four times on June 20, 2003, August 22, 2003, November 20, 2003 and January 17, 2004 respectively in respect of which meetings proper notices were given and the proceedings were duly recorded and signed in the Minutes Book maintained for the purpose.
5. The Company has not closed its Register of Members during the financial year.
6. The Annual General Meeting for the financial year ended March 31, 2003 was held on August 22, 2003 after giving due notice to the members of the Company and the resolutions passed there at were duly recorded in the Minutes Book maintained for the purpose.
7. No Extraordinary General Meeting was held during the financial year.
8. The Company has not advanced any loans to its directors or persons or firms or companies referred to under Section 295 of the Act.
9. The Company has duly complied with the provisions of Section 297 of the Act in respect of contracts specified in that section.
10. The Company has made necesssary entries in the register maintained under Section 301 of the Act.
11. As there were no instances falling within the purview of Section 314 of the Act, the company has not obtained any approvals from the Board of Directors, Members or Central Government.
12. The Company has not issued any duplicate certificates during the financial year.

13. The Company has:

    (i) delivered all the ceritificates on allotment of securities in accordance with the provisions of the Act and there was no transfer/transmission of securities during the financial year;

    (ii) not deposited any amount in a separate bank account as no dividend was declared during the financial year;

    (iii) not posted warrants to any member of the Company as no dividend was declared during the financial year;

    (iv) not transferred any amounts to Investor Education and Protection Fund in the absence of dividend declaration, application money due for refund, acceptance of deposits and issue of debentures by the Company;

    (v) duly complied with the requirements of Section 217 of the Act.

14. The Board of Directors of the Company is duly constituted. There was no appointment of additional directors, alternate directors and directors to fill casual vacancy during the financial year.

15. The Company has not appointed any Managing Director/Whole-Time Director/Manager during the financial year.

16. The Company has not appointed any sole selling agents during the financial year.

17. The Company was not required to obtain any approvals of the Central Government, Company Law Board, Regional Director, Registrar and/or such authorities as presecribed under the various provisions of the Act during the financial year.

18. The Directors have disclosed their interest in other firms/companies to the Board of Directors pursuant to the provisions of the Act and the rules made there under.

19. The Company has issued 600,000 (Six Lakhs) Equity Shares during the financial year and complied with the provisions of the Act.

20. The Company has not bought back any shares during the financial year.

21. The Company does not have any Preference Shares/Debentures, hence comment on their redemption is not made.

22. There were no transactions necessitating the Company to keep in abeyance the rights to dividend, rights shares and bonus shares pending registration of transfer of shares.

23. The Company has not invited/accepted any deposits including any unsecured loans falling with in the purview of section 58A of the Act during the financial year.

24. The amount borrowed by the Company from directors, members, public, financial institutions, banks and others during the financial year ending March 31, 2004 are within the borrowing limits of the Company and that necessary resolutions as per section 293(1)(d) of the Act have been passed in duly convened extra ordinary general meeting.

25. The Company has not made any loans or advances or given guarantees or provided securities to other bodies corporate and consequently no entries have been made in the register kept for the purpose.

26. The Company has not altered the provisions of the memorandum with respect to situation of the Company's Registered Office from one state to another during the year under scrutiny.

27. The Company has not altered the provisions of the memorandum with respect to objects of the Company during the year under scrutiny.

28. The Company has not altered the provisions of the memorandum with respect to name of the Company during the year under scrutiny.

29. The Company has not altered the provisions of the memorandum with respect to share capital of the Company during the year under scrutiny.

30. The Company has not altered its Articles of Association during the financial year.

31. There were no prosecutions initiated against or show cause notices received by the Company, during the financial year, for offences under the Act.

32. The Company has not received any money as security from its employees during the financial year.

33. The Company has deposited both employee's and employer's contribution to Provident Fund with prescribed authorities pursuant to Section 418 of the Act.

For **Y. Uday Chandra & Co.,**
Company Secretaries

Place: Hyderabad
Date: 12th June, 2004

Y. Uday Chandra
Proprietor
C.P. No: 4779

Annexure - A

Registers as maintained by the Company:

1. Register of Members u/s 150;
2. Registers and Returns u/s 163;
3. Books of Accounts u/s 209;
4. Register of Contracts u/s 301;
5. Register of Directors, Managing Director, Company Secretary etc., u/s 303;
6. Register of Directors' Shareholdings u/s 307;
7. Register of Investments, Loans and Guarantees provided u/s 372A;
8. Minutes Book of Board Meetings u/s 193;
9. Minutes Book of General Meetings u/s 193.

Annexure - B

Annexure - B

Forms and Returns as filed by the Company with Registrar of Companies, Regional Director, Central Government or other authorities during the financial year ended March 31, 2004.

S. No.	Form No./ Return	Filed u/s	For	Date of filing	Whether filed in prescribed time (Yes/No)	If delay whether requisite additional fees paid (Yes/No)
1.	Form 5	97	Increase of Authorised Capital from Rs. 1 Crore to Rs. 2 Crore	28-04-03	Yes	No
2.	Form 23	31/ 81(1A)/ 372A	1. Alteration of Articles of Association 2. Issue of Shares 3. Approval for Inter Corporate Investments	28-04-03	Yes	No
3.	Form 2	75(1)	The Allotment of 600,000 (Six Lakhs) equity shares	14-07-03	Yes	No
4.	Balance Sheet	220	The financial year ended March 31, 2003	20-10-03	No	Yes
5.	Annual Return	159	The Annual General Meeting held on August 22, 2003	20-10-03	Yes	No
6.	Compliance Certificate	383A (1)	The Financial year ended March 31, 2003	20-10-03	No	Yes

For **Y. Uday Chandra & Co.**
Company Secretaries

Place: Hyderabad
Date: 12th June, 2004

Y. Uday Chandra
proprietor
CP. No. 4779

Auditors' Report

to the Shareholders

We have audited the attached Balance Sheet of **APOLLO HEALTH AND LIFESTYLE LIMITED** as at 31st March 2004 and the profit and Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit incldues examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement prersentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Companies (Auditor's Report) Order, 2003 issued by the Ministry of Finance (Department of Company Affairs, New Delhi dated 12.06.03) in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraph 4 of the said Order.
2. Further to our comments in the annexure referred to in paragraph (1) above:
   (a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   (b) in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of the books of account;
   (c) the Balance Sheet and the Profit and Loss account dealt with by this report are in agreement with the books of account;
   (d) in our opinion, the Balance Sheet and Profit and Loss account comply with the accounting standards referred to in sub-section (3C), of Section 211 of the Companies Act, 1956, to the extent applicable;
   (e) on the basis of written representations received from the directors, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March 2004 from being appointed as a director under section 274 (1)(g) of the Companies Act, 1956.
   (f) in our opinion, and to the best of our information and according to the explanations given to us, the said accounts, along with the notes annexed hereto, give the information required by the Companies Act, 1956, in the manner so required, and give a true and fair view:
      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March 2004; and
      (ii) in the case of the Profit and Loss Account, of the Profit of the Company for the year ended on that date.

20, (Old No. 23), IInd Street,
East Abiramapuram,
Mylapore, Chennai - 600 004.

Place: Chennai
Date : 12th June, 2004.

For **Karra & Co.**
Chartered Accountants

V. Venkateswara Rao
Partner

Membership No. 200 22370

Annexure

to the Auditors' Report

The Annexure referred to in paragraph 1 of the Auditors' Report to the Members of Apollo Health and Lifestyle Limited for the year ended 31st March 2004. We report as required under paragraph 4 that:

i. (a) The Company has maintained proper records to show full particulars including quantitative details and situation of fixed assets;

(b) The Company has a regular program of physical verification of its fixed assets, which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets;

(c) Since the company has not disposed off any of its fixed assets during the year, the company continues to be a going concern.

ii. (a) The physical verification of inventory has been conducted by the management at reasonable intervals.

(b) According to information and explanations the procedures for physical verification of inventory followed by the management is reasonable and adequate in relation to the size of the company and the nature of its business.

(c) The company is maintaining proper records of inventory and no material discrepancies were noticed on physical verification.

iii. (a) The company has taken unsecured loan from a company listed in the Register maintained u/s 301 of the Companies Act, 1956.

(b) The rate of interest and other terms and conditions are reasonable and are comparable with the rates prevailing in the market.

(c) The company is regular in payment of interest.

(d) There is no overdue interest as on the Balance Sheet date on the loan taken by the company.

iv. According to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the company and the nature of the business for the purchase of computer hardware and software, equipment and other assets. There is no continuing failure to correct major weaknesses in internal control;

v. (a) in our opinion and according to information and explanations given to us, there are transactions for which services are received in pursuance of contracts or arrangements entered in the Register maintained u/s 301 of the Companies Act, 1956 and aggregating to Rs. 5 lakhs or more in respect of each party.

(b) According to the information and explanations given, the transactions referred in the above clause (a) are made at reasonable prices and on such terms and conditions which are comparable with the prices prevailing in the market.

vi. The Company has not accepted any deposits from the public. Therefore, the directives issued by RBI and the provision of Sec. 58-A and Sec. 58-AA of the Companies Act, 1956 and the rules framed thereunder do not apply.

vii. The Company has in general, an internal audit system which needs to be strengthened and the coverage to be increased considering the size and nature of its business.

viii. Maintenance of cost record has not been prescribed by the Central Government under section 209(1)(d) of the Companies Act, 1956 for any of the job of the Company.

ix. (a) According to the information and explanations given to us, the company is regular in depositing undisputed statutory dues including provident Fund, Investor Education and Protection Fund, Employee's State Insurance, Income Tax, Sales Tax, Wealth Tax, Customs Duty, Excise Duty, Cess and any other statutory dues with the appropriate authorities wherever applicable.

(b) According to the information and explanations given to us, there is no dispute in respect of Income tax / Sales Tax / Wealth Tax / Customs Duty / Excise Duty and Cess.

x. Since the company has been registered for a period less than five years, the question of compliance with this clause does not apply.

xi. The company has taken vehicle loan from a bank and it has paid all dues in respect of principal and interest during the year.

xii. Since the company has not granted any loans or advances, the question of maintenance of documents and records does not apply.

xiii. Since the company is not a chit fund or nidhi or mutual benefit fund or society, the provisions of any special statute does not apply.

xiv. The company is not dealing or trading in shares, securities, debentures and other investments and hence maintenance of records regarding the same does not apply.

xv. According to the information and explanations given, the company has not given any guarantee for any loans taken by others from bank or financial institutions.

xvi. The company has not applied for any term loan.

xvii. The funds raised on short-term basis have not been used for long-term investment or vice versa.

xviii. The Company has made preferential allotment of shares to parties and companies covered in the Register maintained under section 301 of the Act and the price at which the shares have been issued is not prejudical to the interest of the company.

xix. The company has not issued any debentures and hence the question of creation of security for the same does not arise.

xx. The company has not made any public issue during the year under audit.

xxi. According to the information and explanations given to us, no fraud on or by the company has been noticed or reported during the year.

20, (Old No. 23), IInd Street,
East Abiramapuram,
Mylapore, Chennai - 600 004.

Place: Chennai
Date : 12th June, 2004.

For **Karra & Co.**
Chartered Accountants

V. Venkateswara Rao
Partner

Membership No. 200 22370

Balance Sheet

as at 31st March 2004

		SCHEDULE	31.03.2004		31.03.2003	
			Rs.	Rs.	Rs.	Rs.
1	**Sources of Funds**					
	(i) **Share Holders' Funds**					
	(a) Share Capital	A		15,000,700		15,000,700
	(ii) Loan Funds					
	(a) Secured Loans	B		1,589,362		1,556,440
	(b) Unsecured Loans	C		38,851,523		36,831,962
	Total			**55,441,585**		53,389,102
2	**Application of Funds**					
	(i) **Fixed Assets**	D				
	(a) Gross Block		6,709,651		5,428,955	
	Less: Depreciation		2,450,592		1,510,077	
	Net Block			4,259,059		3,918,878
	(b) Intangible Assets	D				
	At Cost		29,100,190		29,100,190	
	Less: Accumulated Amortization		2,211,614		814,805	
	Net Value at cost			26,888,576		28,285,385
	(ii) Current Assets, Loans and Advances	E				
	(a) Current Assets		29,801,791		15,706,504	
	(b) Loans and Advances		4,033,842		2,590,744	
			33,835,633		18,297,248	
	Less: Current Liabilities and Provisions	F	31,021,181		24,495,078	
	Net Current Assets			2,814,451		(6,197,829)
	Profit and Loss Account			21,479,500		27,382,669
	Total			**55,441,585**		53,389,102
	Significant Accounting Policies and Notes to Accounts	G				

The Schedules referred to above, Accounting policies and notes to accounts thereon form an integral part of these financial statements. This is the Balance Sheet referred to in our report of even date.

As per our report of even date attached

for M/s. Karra & Co.
Chartered Accountants

V. Venkateswara Rao
Partner
20 (Old No. 23), IInd Street.
East Abiramapuram
Mylapore, Chennai - 600 004.

Place: Chennai
Date: 12th June, 2004

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Chairman

K. Padmanabhan
Director

Profit & Loss Account

for the year ended 31st March 2004

	SCHEDULE	31.03.2004 Rs.	31.03.2003 Rs.
Income			
(a) Operating income	I	56,542,908	51,961,350
(b) Other income	J	3,045,492	2,664,883
Total		**59,588,400**	54,626,233
Expenditure			
(a) Personnel Expenses	K	14,920,734	11,528,433
(b) Administration Expenses	L	21,534,631	19,579,580
(c) Marketing Expenses	M	10,249,805	14,067,017
(d) Interest Charges	N	4,193,478	4,195,390
(e) Depreciation	D	940,515	800,251
(f) Amortization of Intangible Asset		1,396,809	814,805
(g) Prior Period Expenses		19,261	139,163
Total		**53,255,232**	51,124,639
Profit before Taxation		**6,333,168**	3,501,594
Taxation		430,000	220,000
Profit after Taxation		**5,903,168**	3,281,594
Balance brought Forward		(27,382,669)	(30,664,265)
Balance Carried to Balance Sheet		(21,479,500)	(27,382,670)
Significant Accounting Policies and Notes to Accounts	G		

The Schedules referred to above, Accounting policies and notes to accounts thereon form an integral part of these financial statements.This is the Profit and Loss Account referred to in our report of even date.

As per our report of even date attached

for M/s. Karra & Co.
Chartered Accountants

V. Venkateswara Rao
Partner
20 (Old No. 23), IInd Street.
East Abiramapuram
Mylapore, Chennai - 600 004.

Place: Chennai
Date: 12th June, 2004

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Chairman

K. Padmanabhan
Director

Schedules

Forming Part of the Accounts

	31.03.2004 Rs.	31.03.2003 Rs.
Schedule 'A'		
Share Capital		
Authorised		
2,000,000 Equity Shares of (2,000,000 equity shares as at March 31, 2003) Rs. 10/- each	**20,000,000**	20,000,000
Issued, Subscribed and Paid-up		
1,500,070 Equity Shares of Rs. 10/- each (as at March 31, 2003 - 900,070 Equity Shares)	15,000,700	9,000,700
Of the above 1,500,000 Equity Shares are held by the Holding Company Apollo Hospitals Enterprise Limited (as at March 31, 2003 - 900,000 Equity Shares)		
Share Application Money pending allotment	-	6,000,000
Total	**15,000,700**	15,000,700
Schedule 'B'		
Secured Loans		
(a) Financial Lease on Vehicles	1,115,753	1,556,440
(b) Vehicle Loan	473,609	-
Total	**1,589,362**	1,556,440
Schedule 'C'		
Unsecured Loans		
(a) Interest-free loan from Directors	175,000	175,000
(b) Loan from Apollo Hospitals Enterprise Limited	35,566,254	35,566,254
(c) Interest Payable on Unsecured Loans	3,110,269	1,090,708
Total	**38,851,523**	36,831,962

Schedule 'D'

Fixed Assets

Description	Gross Block			Depreciation			Net Block	
	As on 01.04.2003 Rs.	Additions during the year Rs.	As on 31.03.2004 Rs.	Upto 31.03.2003 Rs.	For the year 2003-2004 Rs.	Upto 31.03.2004 Rs.	As at 31.03.2004 Rs.	As at 31.03.2003 Rs.
Furniture & Fixtures	291,913	52,585	344,498	94,325	62,473	156,798	187,700	197,588
Leasehold Improvements	650,297	-	650,297	82,500	46,482	128,982	521,315	567,797
Office Equipment	241,668	16,225	257,893	-	-	-	-	-
Air Conditioners	278,429	18,755	297,184	-	-	-	-	-
Electrical Fittings	114,708	-	114,708	-	-	-	-	-
Sub-Total	**634,805**	**34,980**	**669,785**	88,807	28,926	117,733	552,052	545,998
Computers and Computer equipment	1,638,535	630,150	2,268,685	433,066	359,027	792,093	1,476,592	1,205,469
Vehicles	2,213,405	562,981	2,776,386	811,379	443,606	1,254,985	1,521,401	1,402,026
Total	5,428,955	1,280,696	6,709,651	1,510,077	940,515	2,450,592	4,259,059	3,918,878
Previous year	4,892,579	536,376	5,428,955	753,403	756,674	1,510,077	3,918,878	4,139,176

Description	As on 01.04.2003 Rs.	Additions during the year Rs.	As on 31.03.2004 Rs.	Upto 31.03.2003 Rs.	For the year 2003-2004 Rs.	Upto 31.03.2004 Rs.	As at 31.03.2004 Rs.	As at 31.03.2003 Rs.
Intangible assets Trademark and concept rights	29,100,190	Nil	29,100,190	814,805	1,396,809	2,211,614	26,888,576	28,285,385

Schedule 'E'

Current Assets, Loans and Advances

A) Current Assets

	31.03.2004 Rs.	31.03.2003 Rs.
(a) Sundry Debtors (Unsecured Considered good)		
- Debts outstanding for a period exceeding six months	3,609,027	102,000
- Other Debts	12,929,148	4,946,003
(b) i) Clinic Management Software (CMS)	5,830,112	6,352,992
ii) Prepaid Consultancy fees-Cradle	1,800,000	-
(c) Cash and Bank Balances:		
i) Cash on Hand	83,011	46,613
ii) Balance with Scheduled Banks		
- In Current Account	83,435	156,090
iii) Balance with Non-scheduled Bank		
- ICICI Bank	5,467,057	4,102,806
Total	**29,801,791**	15,706,504

	31.03.2004 Rs.	31.03.2003 Rs.
B) Loans & Advances		
(Unsecured, considered good)		
(a) Advances recoverable in cash or in kind or for value to be received		
- From Others	341,650	1,370,686
- From Group Companies	1,476,890	225,224
(b) Deposits	1,343,105	544,600
(c) Tax deducted at source	663,574	450,234
(d) Prepaid Expenses	208,623	-
Total	**4,033,842**	2,590,744

Schedule 'F'

Current Liabilities and Provisions

	31.03.2004 Rs.	31.03.2003 Rs.
A) Current Liabilities		
(a) Dues to Holding Company	7,379,347	4,700,103
(b) Sundry Creditors-Dues to other than small scale undertakings	3,986,205	5,341,390
(c) Unexpired obligations under Franchisee Agreements	12,652,406	7,425,000
(d) Statutory Liabilities	3,136,023	1,631,510
(e) Outstanding Expenses	1,007,691	3,273,602
(f) Other Liabilities	857,981	122,245
(g) Royalty Payable	397,500	947,500
(h) Liability for Staff Expenses	-	83,381
Total (A)	**29,417,152**	23,524,731
B) Provisions		
(a) Provision for Audit fee	324,000	324,000
(b) Provision for Gratuity	630,029	426,346
(c) Provision for Taxation	650,000	220,000
Total (B)	**1,604,029**	970,346
Total (A) + (B)	**31,021,181**	24,495,078

Schedule 'I'

Operating Income

	31.03.2004 Rs.	31.03.2003 Rs.
(a) Income on Birthing Centre	3,500,000	5,000,000
(b) Income from Operating License Fees	3,928,188	850,200
(c) Income from Software Sub-licensing	3,959,494	1,575,000
(d) Licence Fee - Collection Centres	20,000	40,000
(e) One Time License Fees	44,055,000	44,496,150
(f) Income from Consultancy	1,080,226	-
[Tax deducted at source on the above - Rs. 167,604 (Previous year - Rs. 318,150/-)]		
Total	**56,542,908**	51,961,350

	31.03.2004 Rs.	31.03.2003 Rs.
Schedule 'J'		
Other Income		
(a) Interest on deposits (gross) [Tax deducted at Source - Rs. 45,736 (Previous year - Rs. 44,975)]	223,098	214,164
(b) Other Miscellaneous Income	542,668	382,216
(c) Marketing and Promotional Support	2,279,726	1,107,339
(d) Amount forfeited on cancellation of agreements	-	400,000
(e) Prior Period Income:		
(i) Excess Depreciation charged written back	-	43,577
(ii) Excess Interest on Lease Vehicles written back	-	12,677
(iii) Provisions no longer required written back	-	504,910
Total	**3,045,492**	2,664,883
Schedule 'K'		
Personnel Expenses		
(a) Salaries and Allowances	13,154,077	9,633,662
(b) Gratuity	203,683	293,602
(c) Ex-Gratia	-	220,000
(d) Employer's Contribution to Provident Fund	925,469	708,148
(e) Staff Welfare Expenses	566,241	583,020
(f) Leave Encashment	16,427	-
(g) Others	54,838	90,000
Total	**14,920,734**	11,528,432
Schedule 'L'		
Administration Expenses		
(a) Software Development & CMS Implementation	1,189,000	-
(b) Software (CMS)	522,880	183,008
(c) Rent, Rates and Taxes	2,877,341	2,784,657
(d) Repairs and Maintenance	1,154,470	556,201
(e) Insurance Preimum	24,656	65,827
(f) Audit Fee	324,000	324,000
(g) Legal and Professional Expenses	817,428	175,155
(h) Travelling Expenses	5,869,028	6,796,697
(i) Electricity Charges	340,053	342,754
(j) Payment to Consultants	2,221,703	1,797,763
(k) Conveyance Expenses	1,240,164	1,229,926
(l) Royalty Payments to Apollo Hospitals Enterprise Limited	500,000	500,000
(m) Postage and Telephones Expenses	1,773,746	1,392,072
(n) Printing and Stationery Expenses	1,156,967	830,470
(o) Miscellaneous Expenses	1,476,997	1,856,763
(p) Training and Development Expenses	46,199	-
(q) Interpretation Charges	-	744,287
Total	**21,534,631**	19,579,580

	31.03.2004 Rs.	31.03.2003 Rs.
Schedule 'M'		
Marketing Expenses		
(a) Advertisement Expenses	5,009,023	9,945,119
(b) Business Development Expenses	2,676,915	2,790,515
(c) Publicity Expenses	625,937	660,395
(d) Cost of Promotional Support	1,937,930	670,988
Total	**10,249,805**	14,067,017
Schedule 'N'		
Interest		
(a) Interest on Lease Vehicles	218,677	282,572
(b) Interest - Others	58,978	530
(c) Interest on Vehicle Loans	3,535	-
(d) Interest on Unsecured Loans	3,912,288	3,912,288
Total	**4,193,478**	4,195,390

Schedule 'G'

A. SIGNIFICANT ACCOUNTING POLICIES

1. Description of Business

Apollo Health and Lifestyle Limited ('AHLL' or 'the Company') is a 100% subsidiary of Apollo Hospitals Enterprise Limited incorporated in India on November 10, 2000.The Company has been established to operate healthcare segment under the franchisee business model using the brand name of "Apollo". The Company is establishing a network of franchised clinics across India that provide consulting, diagnostic and pharmaceutical services. As at the date of the Balance Sheet, the Company had signed 53 Franchisee agreements. In April 2002,the first franchised clinic commenced commercial operations. As on March 31, 2004, 19 clinics are in operation all across India.

2. Operational Outlook

The Company has recorded an Operating Income of Rs. 565.43 Lakhs during the year ended March 31, 2004 and has earned a profit before tax of Rs. 63.33 Lakhs. Operating License Fees income consists of Rs. 39.28 Lakhs (Previous year – Rs. 15.75 Lakhs), a significant improvement over the previous year. The Company is in the process of adding more number of new franchisees to its network and believes that this would enable the Company to enhance its revenues, increase its profitability, and strengthen its financial position.

3. Basis for Preparation

The financial statements are prepared under the historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) and comply with the mandatory accounting standards and statements issued by the Institute of Chartered Accountants of India and the Indian Companies Act, 1956. All income and expenditure having a material bearing on the financial statements are recognised on accrual basis.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported values of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Although these estimates are based upon management's best knowledge of current events and actions, actual results could differ from the estimates.

5. Fixed Assets and Depreciation

Fixed Assets are stated at the cost of acquisition less accumulated depreciation. Direct costs relating to acquisition of fixed assets are capitalized until the assets are ready to be put to use. These costs include freight, installation costs, duties and taxes, and other allocated expenses. Depreciation is provided using the straight-line method, pro rata for the period of use of the assets, at annual depreciation rates stipulated in Schedule XIV to the Companies Act, 1956, or based on the estimated useful lives of the assets, whichever is higher, as follows:-

Description	%
Furniture and Fittings	6.33
Leasehold Improvements	20
Office Equipment	4.75
Air Conditioners	4.75
Electrical Installation	4.75
Computers	16.21
Vehicles	20

Fixed Assets having an original cost less than Rs. 5,000 individually are fully depreciated in the year of purchase or installation. Assets under finance lease are amortized over the useful life or lease term, as appropriate.

6. Revenue recognition

The Company has recognized revenue as follows.

A) With reference to the License fee 100% on operational clinics. On others on a prorata basis, based upon progress of work and date of signing the agreements.

B) Royalty income has been recognized based on the percentage of the gross sales of operational clinics from the date of commencement till March 31, 2004.

7. Trademark and Concept Rights

The Company has entered into an agreement with Apollo Hospitals Enterprise Limited and has incurred an expenditure of Rs.29,100,190/-. This expenditure is towards the usage of "Apollo" name by the Company for the franchisee clinics and also for the concept of franchisee mode of business. The expenditure on such licensing is amortized in proportion to the number of clinics that are in operation.

8. Retirement Benefits

Retirement benefits to employees comprise accrual for Gratuity and contribution to Provident Fund. The liability for Gratuity is accrued based on the current basic salaries of the employees as per the provisions of the Payment of Gratuity Act. The Company contributes to the Employees Provident Fund Scheme maintained by the Central Government.

9. Foreign Currency Transactions and Translations

Transactions in foreign currency are recorded at the rates of exchange prevailing on the date of the transaction, where moneys were realized. In cases where moneys are not realized, they have been recorded on year-end rates.

B. NOTES TO ACCOUNTS

1. During the year the company has implemented the Accounting Standard AS-26 "Intangible Assets" issued by the Institute of Chartered Accountants of India on the Trademark and Concept Rights incurred by the company. However, the management of the company feels that the amortization of this expenditure would be on the basis of number of clinics in operation which would be the best estimate of the useful economic life of this intangible asset.

2. **Commitments and contingencies**

   On June 1, 2001,the Company obtained 4 cars on Financial Lease for a period of 60 months. The Gross Investment in Lease is approximately Rs. 3,326,106/-. The present value of Minimum Lease Payments is approximately Rs. 1,441,324/- and the Monthly lease Payments inclusive of Lease Tax is Rs.54,947/- per month. Future Lease Payments under Finance Lease as on March 31, 2004 is as follows :-

(Rs.)

	Principal	Interest	Total
Short Term Obligation Not later than 1 year	518,559	146,666	665,225
Long Term Obligation later than 1 year and not later than 5 years	714,988	61,111	776,099

3. Auditor's Remuneration

	Year Ended March 31, 2004 Rs.	Year Ended March 31, 2003 Rs.
Statutory audit	250,000	250,000
Tax audit	50,000	50,000
Service tax	24,000	24,000
Total	324,000	324,000

4. Expenditure in Foreign Currency

	Year Ended March 31, 2004 Rs.	Year Ended March 31, 2003 Rs.
Travel Expenses	163,127	225,790

5. Earnings in foreign Currency:-

(Receipt basis)	Year Ended March 31, 2004 Rs.	Year Ended March 31, 2003 Rs.
Income	12,206,126	711,900

6. Quantitative information

Since the Company does not deal in stocks, no quantitative details are being furnished.

7. Income Tax

The company has made a provision of Rs. 430,000/- (Previous year - Rs. 220,000/-) towards Minimum Alternate Tax in accordance with the provisions of the Income Tax Act.

As per Para 17 of AS-22 on consideration of prudence, no deferred tax asset is created as the Company has significant carry forward losses and unabsorbed depreciation.

8. The previous year's figures have been regrouped / reclassified, wherever necessary, to conform to the current period's presentation.

As per our report of even date attached

for **M/s. Karra & Co.**
Chartered Accountants

V. Venkateswara Rao
Partner
20 (Old No. 23), IInd Street.
East Abiramapuram
Mylapore, Chennai - 600 004.

Place: Chennai
Date: 12th June, 2004

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Chairman

K. Padmanabhan
Director

Balance Sheet Abstract

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE OF THE COMPANY
Under Part IV to Schedule - VI of the Companies Act, 1956

I. Registration Details

Registration No.		CIN:U85110TN2000PLC46089
State Code		18
Balance Sheet Date		March 31, 2004

II. Capital raised during the year (amount in Rs. '000)

Public issue	-	Nil
Rights issue	-	Nil
Bonus issue	-	Nil
Private placement	-	6,000

III. Position of mobilization and deployment of funds (amount in Rs. '000)

Total liabilities	-	55,441
Total assets	-	55,441

Source of funds

Paid-up capital	-	15,001
Reserves and surplus	-	Nil
Secured loans	-	1,589
Unsecured loans	-	38,851
		55,441

Application of funds

Net fixed assets	-	4,259
Investments	-	Nil
Net current assets	-	29,703
Accumulated loss	-	21,479
		55,441

IV. Performance of Company (amount in Rs. '000)

Turnover	-	59,588
Total expenditure	-	53,255
Profit / (Loss) before tax	-	6,333
Profit / (Loss) after tax	-	5,903
Earnings per share in Rs.	-	3.94
Dividend %	-	NIL

V. Generic names of three principal products / services of the Company (as per monetary terms)

Item Code No. (ITC Code)	NA
Product Description	Franchising of Health Care Services

As per our report of even date attached

for M/s. Karra & Co.
Chartered Accountants

V. Venkateswara Rao
Partner
20 (Old No. 23), IInd Street.
East Abiramapuram
Mylapore, Chennai - 600 004.

Place: Chennai
Date: 12th June, 2004

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Chairman

K. Padmanabhan
Director

FOR THE KIND ATTENTION OF SHAREHOLDERS

a. Shareholders / Proxyholders attending the meeting must bring the Attendance slip to the meeting and handover the same at the entrance duly signed.

b. Shareholders / Proxyholders attending the meeting should bring the copy of the Annual Report for reference at the meeting.

Printed at **QUADRA PRESS LIMITED,** 710, Anna Salai, Nandanam, Chennai - 600 035. Tel: 2433 0279.



Apollo Hospitals
CHENNAI
touching lives